UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Other Variable Compensation

Long-term incentives through cash payments

In 2021, Assaí agreed with its management long-term retention programs. The Programs provide for payment of the final installments in 2024, in the amount of R$ 926,042.00.

IV.4. Compensation Mix

The amounts referenced above in this proposal followed the accounting standards used by the Company, which is why the limit for the compensation of the executive board for 2024 contains amounts to be accounted for arising from decisions made in previous years.

Given that the inclusion of these amounts arising from decisions taken in previous years may make it difficult for shareholders to analyze it, in order to mitigate this effect, in this section we present different compensation mix formats that we believe will provide a better understanding of the compensation of the Management.

New Compensation Strategy View

Below, we indicate the compensation mix considering only the grants actually scheduled for 2024. In other words, expenses relating to past grants that will be accounted for in 2024 (e.g. grants made in the past with vesting periods ending in 2024) are not included in the compensation mix shown in the chart below.


Compensation Mix
100% Target View
27.1%
27.0%
32.9%
29.9%
40.1%
43.1%
BASE SALARY
STI
LTI
2023
2024 (New Compensation Strategy)
New STI and LTI targets

In the first item below, we will present the compensation mix from an accounting perspective, i.e. considering the expenses to be accounted for in 2024, in accordance with accounting rules, so that expenses arising from grants awarded in 2024, as well as grants and decisions made in previous years, with impacts on 2024, will be taken into account.

Subsequently, we present the compensation mix considering the grant view, i.e. the full value of the grants to be made in 2024, even if part of this value is deferred for several years according to the respective vesting schedule. In this view, we compare the accounting view related to the grants made in each of the last two years, as well as the proposal for 2024. For the purpose of this simulation, we used the maximum value achievable in the short-term programs, and the total fair value of the share-based instruments granted each year, in consonance with the accounting rules. In this way, it is possible to understand what decisions were made each year to set the total compensation of the officers.

Accounting View

Considering the accounting view, as explained above, the compensation mix of the Executive Board is now composed as shown in the chart below, being that the Executive Partner Program not being considered in the tables below.



Mix Evolution: Officers' Compensation
In R$ (MM) - Accounting View
39.7
6.1
15%
14.5
37%
19.1
48%
59.1
8.9
15%
42.1
71%
8.1
14%
49.4
17.8
36%
20.1
41%
11.6
23%
49.8
19.5
39%
18.5
37%
11.8
24%
2021
Incurred
2022
Incurred
2023
Proposal
2024
Proposal
Fixed Compensation
STI
LTI

Grant View

Below is the compensation mix considering the maximum value achievable in the short-term programs, and the total fair value of the share-based instruments granted each year, in consonance with the accounting rules. Expenses relating to awards granted in previous years and which will be accounted for in 2024 are not included in the compensation mix below.

The spreadsheet below contains the grant vision values for the last 2 years, as well as the proposal for 2024. It is important to point out that, as explained at the last EGM, in relation to the amount approved for the granting of virtual shares in 2023 of R$ 22,660,006.00, the amount of R$ 12,660,006.00 referred to what we call recurring amounts, i.e. calculated based on the company's compensation strategy, based on the intended compensation mix, and the difference, in the amount of R$ 10,000,000.00, referred to an extraordinary grant, focused on retaining key executives, and which largely replaced the compensation systems established by the former controlling shareholder, whose resolution was negotiated with the executives at the time. Therefore, when considering the LTI value of R$ 22,660,006.00 for 2023, it should be taken in account that the value of R$ 10,000,000.00 referred to an extraordinary and non-recurring grant, so that for comparative purposes with the 2024 proposal, only the recurring value of R$ 12,660,006.00 should be considered.



Compensation Mix
Grant view in R$ (MM)
46.8
19.3
41%
20.9
45%
6.5
14%
63.7
23.5
37%
32.1
50%
8,1
13%
46.4
10.0
12.7
49%
11.9
26%
11.9
26%
36.4
12.7
35%
11.9
33%
11.9
32%
38.6
14.4
37%
12.4
32%
11.8
31%
2021
2022
2023 With Extraordinary LTI grant
2023 Without Extraordinary LTI grant
2024 Proposal
Fixed Compensation
STI
LTI
Extraordinary LTI grant

IV.5. Conclusion

In view of the foregoing explanations, the Board of Directors proposes setting the annual global compensation of the Management for the fiscal year ending December 31, 2024 at the total amount of **R$ 61,137,396**, without charges, to be distributed among management bodies as follows:

- **Executive Board**: up to R$ 49,820,011.00
- **Board of Directors:** up to R$ 10,820,400.00
- **Fiscal Council:** up to R$ 496,985.00

It is important to note that the above figures reflect the accounting standards adopted by the Company (IFRS). Therefore, elements such as amortizations of past awards, which are not under the of the current Board or the Shareholders', are included in the proposed total amounts, as was shown in this section. In addition, the above proposal does not include taxes and labor charges to be incurred in by the Company with the proposed overall compensation, as directed by the CVM.

For 2024, the global limit of the Statutory Management compensation indicated in this Proposal takes into consideration the market value of phantom shares estimated at R$ 6,734,466.00, calculated based on the average price of the Company's shares in the last 20 trading sessions prior to January 30, 2024. Due to the need to proceed with a new measurement of liabilities at the end of each reporting period pursuant to CPC 10, the overall limit of the Executive Board's compensation may vary during the course of 2024. Accordingly, upon approval of the overall limit of the Statutory Management compensation herein proposed, it will automatically be adjusted to reflect the positive or negative variation in the market value of phantom shares in 2024, as required by CPC 10. This will prevent the overall limit of the Executive Board's compensation established based on an estimated value from being exceeded due to the mandatory remeasurement of the market value of phantom shares at each reporting period.

It is once again stressed that the global limit of compensation for members of the Executive Board herein proposed does not take into account amounts related to the global limit of complementary nature to the management compensation for the period from May 1st, 2024 to May 1st, 2031, which is solely intended to support expenses related to the Executive Partner Program. Such additional limit is subject to specific approval at a Shareholders' Extraordinary General Meeting, pursuant to **Item 3, Section II** of this Proposal and, therefore, is not subject to resolution on the limit of the global compensation for e members of the Executive Board proposed herein.

Finally, Management informs that the information contained in item 8 of Annex C of CVM Resolution 80 is attached hereto as **EXHIBIT 4** to this Proposal.


ASSAÍ
ATACADISTA

5 Exhibits

Exhibit 1

INFORMATION INDICATED IN ITEMS 7.3 TO 7.6 OF THE REFERENCE FORM

(As per Annex C to CVM Resolution 80/2022 and Art. 11 of CVM Resolution 81/2022)

Mr. Enéas Cesar Pestana Neto and Fiscal Council Members supported by Management

ASSAÍ ATACADISTA

7.3. For each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name	Date of birth	Management body	Date of election	Term of office	Starting date of first term of office
Taxpayers' ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Elected by the controlling entity**	
Enéas Cesar Pestana Neto	02/27/1963	Serves only in the Board of Directors	09/01/2023	2 years, until the AGM that approves the accounts for the fiscal year of 2024	09/01/2023
023.327.978-40	Entrepreneur	26 - Independent Board Member	09/01/2023	No	
Artemio Bertholini	04/01/1947	Fiscal Council	04/26/2024	AGM that approves the accounts for the fiscal year of 2024	05/08/2023
095.365.318-87	Accountant	Fiscal Council Member Elected by Minority Holders of Common Shares	04/26/2024	No	
Edison Carlos Fernandes	08/24/1971	Fiscal Council	04/26/2024	AGM that approves the accounts for the fiscal year of 2024	05/08/2023
163.854.428-02	Lawyer	Fiscal Council Member Elected by Minority Holders of Common Shares	04/26/2024	No	
Leda Maria Deiro Hahn	01/16/1970	Fiscal Council	04/26/2024	AGM that approves the accounts for the fiscal year of 2024	05/08/2023
664.501.287-04	Entrepreneur	Fiscal Council Member Elected by Minority Holders of Common Shares	04/26/2024	No	

Márcio Marcelo Belli	08/08/1965	Fiscal Council	04/26/2024	AGM that approves the accounts for the fiscal year of 2024	05/08/2023
083.588.098-24	Accountant	Fiscal Council Alternate Member Elected by Minority Holders of Common Shares	04/26/2024	No	
René De Medeiros Ribeiro Martins	03/02/1966	Fiscal Council	04/26/2024	AGM that approves the accounts for the fiscal year of 2024	05/08/2023
407.796.104-15	Economist	Fiscal Council Alternate Member Elected by Minority Holders of Common Shares	04/26/2024	No	
Ricardo Julio Rodil	04/24/1946	Fiscal Council	04/26/2024	AGM that approves the accounts for the fiscal year of 2024	05/08/2023
766.812.708-91	Auditor	Fiscal Council Alternate Member Elected by Minority Holders of Common Shares	04/26/2024	No	

Professional experience / Representation regarding convictions / Independence Criteria

Enéas Cesar Pestana Neto - 023.327.978-40

Mr. Enéas has broad experience in the Brazilian food retail, having most recently served as Chairman of the Board of Directors of Lopes Supermercados and as CEO of Dia Supermercados, JBS América do Sul and GPA, where he served as CEO, Chief Financial Officer and Senior Executive Vice President of Operations. He is also the founding partner of a consultancy firm specialized in business management for companies in the Retail and Consumer Goods industries. He graduated in Accounting Science from the Pontifícia Universidade Católica (PUC) of the State of São Paulo with Major in Controllership, Finance, Leadership and Management from national and international institutions. The Company is not aware of Mr. Enéas' participation in third sector entities. Mr. Éneas represented not to have suffered, in the past five years, any (i) criminal conviction, (ii) administrative conviction by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance (SUSEP), or (iii) final and unappealable conviction, in the judicial or administrative sphere, that suspended or disqualified him with respect to the performance of any professional or business activity. He is not deemed a Politically Exposed Person, as defined in CVM Resolution 50.

Artemio Bertholini - 095.365.318-87 Artemio Bertholini has more than 40 years' experience in finance and accounting and as a professor at Universities. He received a Ph.D. degree in Business Administration from FCU - Florida Christian University, Orlando, USA, in 2005. Dissertation: "The Evolution of Arbitration in Brazil" and holds a Master's Degree in Accounting Science and Finance from Pontifícia Universidade Católica de São Paulo (PUC – SP) since 2003. Thesis: "Contribution to the Study of Special Purpose Companies in Brazil". The Company has no knowledge of Mr. Artemio's participation in third sector entities. Mr. Artemio represented not to have suffered, in the past five years, any (i) criminal conviction, (ii) administrative conviction by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance (SUSEP), or (iii) final and unappealable conviction, in the judicial or administrative sphere, that suspended or disqualified him with respect to the performance of any professional or business activity. He is not deemed a Politically Exposed Person, as defined in CVM Resolution 50.
Edison Carlos Fernandes - 163.854.428-02 Edson Carlos Fernandes graduated in Law from the Faculdade de Direito da USP – Largo São Francisco (1994) and has a post-graduate degree in Tax Law from the Centro de Extensão Universitária, currently CEU Law School (1996). He also holds a post-graduate degree in International Politics from the Fundação Escola de Sociologia e Política de São Paulo (1998). Edison received a Master's Degree in Political and Economic Law from Universidade Presbiteriana Mackenzie (2002). He also received a Ph.D. degree in International Economic Relations Law from Pontifícia Universidade Católica de São Paulo (PUC – SP) (2006). Finally, he graduated in Accounting Science from Centro Universitário SENAC (2022). He has broad experience as member of Fiscal Councils and Audit Committees of listed companies. The Company is not aware of Mr. Edison's participation in third sector entities. Mr. Edison represented not to have suffered, in the past five years, any (i) criminal conviction, (ii) administrative conviction by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance (SUSEP), or (iii) final and unappealable conviction, in the judicial or administrative sphere, that suspended or disqualified him with respect to the performance of any professional or business activity. He is not deemed a Politically Exposed Person, as defined in CVM Resolution 50.
Leda Maria Deiro Hahn - 664.501.287-04 Leda Hahn has a broad professional experience including in government entities and institutions (IPEA and the Ministry of Finance), consultancy firms, investment banks, pension funds and port infrastructure investment companies. Activities focused on investment analysis, preparation of forecasts, budget control for major projects, negotiations to obtain long-term loans for investments in the infrastructure area, negotiations involving various stakeholders, negotiations among controlling shareholders aiming at market withdrawal for shareholding positions. Member of boards of directors and fiscal councils of Brazilian companies listed on B3 (or the former Bovespa). The Company is not aware of Mrs. Leda's participation in third sector entities. Mrs. Leda represented not to have suffered, in the past five years, any (i) criminal conviction, (ii) administrative conviction by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance (SUSEP), or (iii) final and unappealable conviction, in the judicial or administrative sphere, that suspended or disqualified her with respect to the performance of any professional or business activity. She is not deemed a Politically Exposed Person, as defined in CVM Resolution 50.

Márcio Marcelo Belli - 083.588.098-24

Márcio Belli is a member of the Academia Paulista de Contabilidade; he has experience in Financial Administration, Accounting, Controllership, Audit and Valuation of companies, having acted as Accountant, Financial Manager, Administrative Manager, Audit Technical Officer, Controller and Auditor. He holds an Associate Professor (*Livre Docência*) status in Business Administration from UNICAMP, a Ph.D. degree in Accounting Science from FEA-USP of Universidade de São Paulo, a Master's Degree in Accounting Science, Controllership and Accounting, also from FEA-USP of Universidade de São Paulo,, a bachelor's degree in Business Administration and a bachelor's degree in Accounting Science. He is currently an Assistant Professor MS5 at the Faculdade de Ciências Aplicadas da Unicamp- Universidade Estadual de Campinas and Coordinator of the Training Courses for Experts in Controllership and Finance and Executive Management at UNICAMP. The Company is not aware of Mr. Marcio's participation in third sector entities. Mr. Marcio represented not to have suffered, in the past five years, any (i) criminal conviction, (ii) administrative conviction by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance (SUSEP), or (iii) final and unappealable conviction, in the judicial or administrative sphere, that suspended or disqualified him with respect to the performance of any professional or business activity. He is not deemed a Politically Exposed Person, as defined in CVM Resolution 50.

René De Medeiros Ribeiro Martins - 407.796.104-15

René Martins has been engaged in financial and strategic consulting activities since 2017. Before that, he served for more than 30 years in large companies: Grupo Globo, Oi, Xerox, Pepsi-Cola Internacional, Aracruz Celulose (now Suzano) in the areas of: Investors' Relations/Corporate Finance/Treasury/Project Financing/Business Division Controller/Project Controller/Planning, Consolidation and Financial Analysis (FP&A)/Pricing/Economic and Financial Feasibility Studies. The Company is not aware of Mr. René's participation in third sector entities. Mr. René represented not to have suffered, in the past five years, any (i) criminal conviction, (ii) administrative conviction by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance (SUSEP), or (iii) final and unappealable conviction, in the judicial or administrative sphere, that suspended or disqualified him with respect to the performance of any professional or business activity. He is not deemed a Politically Exposed Person, as defined in CVM Resolution 50.

Ricardo Julio Rodil - 766.812.708-91

Ricardo Julio Godil is Managing Partner, Head of Capital Markets at Crowe Macro Group. Graduated in Economic Sciences with a postgraduate degree in Accounting from the Universidad Nacional de Córdoba, Argentina, revalidated by USP, 1980. Post-graduated in 'Regional Economic Integration' USP, 1999. He holds an ACCA Certification in IFRS - December 2010; and ICAEW certification - Institute of Chartered Accountants of England and Wales - Certification in IFAC International Auditing Standards - January 2014. The Company is not aware of Mr. Ricardo's participation in third sector entities. Mr. Ricardo represented not to have suffered, in the past five years, any (i) criminal conviction, (ii) administrative conviction by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance (SUSEP), or (iii) final and unappealable conviction, in the judicial or administrative sphere, that suspended or disqualified him with respect to the performance of any professional or business activity. He is not deemed a Politically Exposed Person, as defined in CVM Resolution 50.

Type of conviction	Description of conviction
Enéas Cesar Pestana Neto - 023.327.978-40 N/A	N/A
Artemio Bertholini - 095.365.318-87 N/A	N/A
Edison Carlos Fernandes - 163.854.428-02 N/A	N/A
Leda Maria Deiro Hahn - 664.501.287-04 N/A	N/A
Márcio Marcelo Belli - 083.588.098-24 N/A	N/A
René De Medeiros Ribeiro Martins - 407.796.104-15 N/A	N/A
Ricardo Julio Rodil - 766.812.708-91 N/A	N/A

7.4. Provide the information mentioned in item 7.3 regarding members of statutory committees, as well as the audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

Name	Date of Birth	Type of Committee	Date of Election	Term of office	Starting date of first term of office
Taxpayer's ID (CPF)	**Profession**	**Position held**	**Date of Investiture**	**Elected by the controlling entity**	
Enéas Cesar Pestana Neto	02/27/1963	Financial Committee	09/01/2023	Board Meeting (RCA) after the Annual General Meeting (AGM) that approves the accounts for the fiscal year of 2024	09/01/2023
023.327.978-40	Entrepreneur	Member	09/01/2023	No	
Enéas Cesar Pestana Neto	02/27/1963	Remuneration Committee	09/01/2023	Board Meeting (RCA) after the Annual General Meeting (AGM) that approves the accounts for the fiscal year of 2024	09/01/2023
023.327.978-40	Entrepreneur	Member	09/01/2023	No	

Professional experience / Declaration of any convictions / Independence criteria

Enéas Cesar Pestana Neto - 023.327.978-40

Mr. Enéas has broad experience in the Brazilian food retail, having most recently served as Chairman of the Board of Directors of Lopes Supermercados and as CEO of Dia Supermercados, JBS América do Sul and GPA, where he served as CEO, Chief Financial Officer and Senior Executive Vice President of Operations. He is also the founding partner of a consultancy firm specialized in business management for companies in the Retail and Consumer Goods industries. He graduated in Accounting Science from the Pontifícia Universidade Católica (PUC) of the State of São Paulo with Major in Controllership, Finance, Leadership and Management from national and international institutions. The Company is not aware of Mr. Enéas' participation in third sector entities. Mr. Éneas represented not to have suffered, in the past five years, any (i) criminal conviction, (ii) administrative conviction by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance (SUSEP), or (iii) final and unappealable conviction, in the judicial or administrative sphere, that suspended or disqualified him with respect to the performance of any professional or business activity. He is not deemed a Politically Exposed Person, as defined in CVM Resolution 50.

Type of conviction	Description of conviction
Enéas Cesar Pestana Neto - 023.327.978-40 N/A	N/A

7.5. Inform the existence of a spousal relationship, common-law marriage or kinship up to the 2nd degree among: (a) the issuer's managers; (b) (i) the issuer's managers and (ii) managers of the issuer's directly or indirectly controlled entities; (c) (i) the issuer's managers or those of its directly or indirectly controlled entities and (ii) issuer's direct or indirect controlling entities; (d) (i) the issuer's managers and (ii) managers of the issuer's direct and indirect controlling entities

Not applicable, given that Mr. Enéas Cesar Pestana Neto has no family relationship with managers of the Company and/or of its controlled entities.

7.6. Inform any relations of subordination, service provision or control maintained, in the last 3 fiscal years, between the issuer's managers and (a) entities directly or indirectly controlled by the issuer, other than those in which the issuer directly or indirectly holds an interest equal to or larger than ninety-nine percent (99%) of the capital stock; (b) the issuer's direct or indirect controlling entity; and (c) if relevant, suppliers, customers, debtors or creditors of the issuer, its controlled or controlling entities or entities controlled by any of the foregoing

Not applicable, given that Mr. Enéas Cesar Pestana Neto has no relationship of subordination, service provision or control with managers and controlled, controlling entities and others.

Exhibit 2

SHARE BASED PAYMENT PLAN

(As per Annex B to CVM Resolution 81/2022)

Long-Term Incentive Plan via Grant of Shares

1. Provide copy of the proposed Plan

Please see Appendix A of this Exhibit. Capitalized terms utilized herein, in singular or in plural, will have the meaning set forth to them in the Long-Term Incentive Plan via Grant of the Right to Receive Shares ("Plan"), except if expressly defined otherwise herein.

2. Inform the main characteristics of the proposed plan, describing:

a. Potential beneficiaries

All statutory and non-statutory officers of the Company and of its subsidiaries are eligible to be a beneficiary of the Plan as of their hiring. The Board of Directors may elect other employees of the Company as beneficiaries of the Plan. Members of the Board of Directors of the Company are not eligible to participate in the Plan, however officers the hold positions in the Board of Directors may be eligible (in such case, this officer will not participate in the administration of the Plan).

b. Maximum number of options to be granted

Not applicable, as the Plan does not provide for the grant of options.

c. Maximum number of shares to be granted within the Plan

The maximum number of Shares that may be granted within the Plan is equal to 1.5% (one and a half percent) of the total amount of Shares issued by the Company on the date of approval of the Plan, which may be adjusted as provided by the Plan.

d. Acquisition conditions

Regarding the Chief Executive Officer of the Company, (i) 30% of his grant, related to Restricted Shares, will be subject to a vesting of 5 years, with partial releases of 33% in the 3rd year, 33% in the 4th year and 34% in the 5th year; and (ii) 70% of his grant, related to Performance Shares, will be subject to a vesting (cliff) of 5 years, date on which the Board of Directors will verify the percentage of fulfillment of the pre-established performance conditions.

Regarding the other Participants, there will be a vesting (cliff) of 3 years, applicable to both the Restricted Shares (30% of the grant) and the Performance Shares (70% of the grant). At the end of the 3rd year, the Board of Directors will verify the percentage of fulfillment of the pre-established Performance Condition.

The final quantity of Performance Shares that the participant will have the right to receive will depend on the percentage of fulfillment of the performance conditions, which can vary from 90% to 110% of the target amount of Shares. For the sake of clarity, the participant will receive the grant of a target amount of Performance Shares, as if 100% of the performance goals were fulfilled. If the performance goals are 90% fulfilled, the Participant will receive 90% of the target amount of Shares, and if the performance goals are 110% fulfilled, the Participant will receive 110% of the target amount of Shares. If the fulfillment of the performance condition is between 90% and 110%, the amount will be defined linearly.

e. Applicable criteria for the exercise price

There is no acquisition or exercise price to be paid by the participants. If the conditions for the receival of the Shares are met (regardless if Restricted Shares or Performance Shares), the Company will deliver Shares in treasury to the participants without the need of any financial payment by the participants.

f. Applicable criteria for the exercise term

There is no exercise term relating to the granted Shares. If the conditions for the delivery of the Shares are met (regardless if Restricted Shares or Performance Shares), the Company will transfer such Shares in treasury without payment to the participants, through private transactions as provided in the applicable regulation.

g. Settlement of the options

If the conditions for the delivery of the Shares are met (regardless if Restricted Shares or Performance Shares), the Company will transfer such Shares in treasury without payment to the participants, through private transactions as provided in the applicable regulation.

h. Criteria and events that, if verified, will imply in the suspension, amendment or extinction of the Plan

The Plan will be effective as of its approval by the general shareholder meeting and will remain effective until the fulfillment of the rights and obligations provided by the Plan.

The right to receive the granted Shares as provided in the Plan will be automatically extinguished, ceasing all of its effects, in the following cases:

(a) termination of the Grant Agreement;

(b) if the Company is dissolved, liquidated, or has its bankruptcy declared; or

(c) if the participant is terminated, as set forth in the Plan.

If (i) the Company is involved in corporate reorganization transactions, such as transformation, merger or spin-off; and/or (ii) there is the sale of the capital stock of any subsidiary of the Company, the Board of Directors and the involved entities may discretionary decide: (a) the replacement of the Shares by shares, quotas or other form of equity of the company that succeeds the Company; (b) the anticipation of the Vesting Period, to assure the inclusion of the Shares in the applicable transaction; and/or (c) the replacement of the right to the Shares, partially or fully, by the payment in cash to the participant.

In the event the number, type and class of the Company's shares existing on the date of approval of the Plan are changed as a result of splits or reverse splits, primary public offerings, or other events which affect the capital structure, such as capital increases or capital reductions, bonuses, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the number of shares subject to the Plan and the grants made under the Plan will be automatically adjusted. These adjustments are intended to ensure the proportionality and principles of the Plan, maintaining its correct performance and the incentives as originally provided, maintaining its correct functioning and the incentives as originally established.

The Plan establishes conditions for the acceleration of the vesting in the events of change of control, material acquisition of the capital stock of the Company, public offering for the cancellation of the registry of the Company as a public held Company or for the de-listing of the Company of the Novo Mercado segment of B3, as detailed in the Plan.

3. Justify the plan, explaining:

a. The main goals of the Plan

The Plan's goal is to allow the grant of Restricted Shares and Performance Shares to the Participants elected by the Board of Directors. The Board of Directors intends to grant Shares to all members of the Company's board of officers, however other key personnel of the Company may be invited to receive grants.

The grant of the right to receive Shares will have the following characteristics:

(a) 30% of the grant of each Participant will be conditioned only to the fulfilment of a condition related to the maintenance of the Participant's employment with the Company during the Vesting Period (Restricted Shares);

(b) 70% of the grant of each participant will be conditioned, additionally to the Vesting Period, to the fulfilment of certain performance goals (Performance Shares), with a fulfilment range of 90% to 110% of the target amount of Performance Shares;

(c) Vesting periods of 5 years for the Chief Executive Officer of the Company (with partial releases as of the 3rd year relating to the Restricted Shares) and of 3 years to all other Participants, without any partial release (cliff), as detailed above.

Therefore, the Plan has the main goals of promoting: (a) the interest's alignment between the participants and the shareholders of the Company; (b) the retention of key personnel of the Company; and (c) the guidance for the maximization of results and generation of sustainable value of the Company, both of which will be represented with the performance conditions of the Performance Shares.

b. Describe how the plan achieves these goals

Providing a grant composed of 30% of Restricted Shares and 70% of Performance Shares allows the Plan to (i) create a retention tool for the key personnel of the Company, considering that the right to the Restricted Shares will be acquired through the fulfillment of a Vesting Period, and (ii) create a long term incentive for the achievement of the value generation goals set forth in the strategic planning of the Company, as the participants will only receive Performance Shares in the performance conditions are met (range of 90% up to 110% of the target goals), which will be verified in the end of the Vesting Period.

As provided in the Plan, the performance conditions will be defined according to the following principles:

- maintain the position and relevance of the Company relating to its peers of the sector;
- guarantee the sustainable value generation of the businesses;

- guarantee the long-term profitability of the businesses of the Company; and
- guarantee the adequate level of profitability of the operations of the Company, securing healthy levels of profit margin in relation to the Company's history.

The Board of Directors will base itself in the following directives when defining the performance condition:

- the performance conditions will be challenging in relation to the historical performance of the Company; and
- the performance conditions will be defined according to the budget and strategic plan approved by the Board of Directors and there will be no change or reduction of the performance conditions during the measuring period, except in cases of revision of the budget and/or of the strategic plan that distort the indexes of the Company and demand the change of the conditions, case on which the revision of the conditions will have the goal to reflect the revisions of the budget and of the strategic plan, in order to secure the initial objectives.

For the 1st grant of the Performance Shares, the Board of Directors will use the following indicators to define the performance conditions:

INDICATOR	WEIGHT	CONCEPT	CALCULATION
INDICATOR 1: Operational Cash Flow (OCF)	35.0%	Represents all monetary inflows and outflows related to the Company's operation (target activity). Does not include activities related to investments and financing	OCF = Influx of Sales - Taxes on Goods – Suppliers and General Expenses - Income Tax and Social Contribution
INDICATOR 2: Return on Invested Capital (ROIC)	35.0%	Measures the efficiency which the Company generates profits from the total capital invested in its business. Represented as a percentage	ROIC = NOPAT / (Total Working Capital + Fixed Assets + Intangible Assets)
INDICATOR 3: Black people in Leadership Positions (ESG)	5.0%	Determines the representativeness of black staff members in leadership positions (managers and above), as compared to the total number of active leaders in the Company (managers and above)	Percentage of Black people in Leadership Positions = Total Black Individuals in Leadership Positions / Total Employees in Leadership Positions
INDICATOR 4: Reduction of CO_2 Emissions (ESG)	5.0%	Calculates the percentage of CO_2 emission reduction from scope 1 (Carbon Footprint) and scope 2 (Ton of CO_2 Equivalent)	CO_2 Reduction Percentage = Reduction Target Percentage for the period, multiplied by the achieved CO_2 Reduction

INDICATOR 5: Successor training	**20.0%**	Mapping, monitoring and development of employees to become future successors of the current Company's executives.	Training of Successors = Number of successors mapped for each executive and Monitoring of the development plan.
	100,0%		

For subsequent grants of rights to receive Performance Shares to be made within the scope of the Plan, for purposes of composing the Performance Condition, Indicators 1 and 2 shall remain the same, and shall collectively represent at least seventy percent (70%) of the total weight, and the Board of Directors may review Indicators 3, 4 and 5, provided that at least ten percent (10%) of the total weight is composed by indicators related to ESG issues.

c. How the plan is inserted in the compensation policy of the company

The Plan is part of the new compensation structure proposed by the Board of Directors, after a detailed revision developed with the help of compensation specialized consultants, which was focused on the retention of key personnel and in the alignment of interests between participants and shareholders, aiming the long-term sustainable value generation.

d. How the plan aligns the interests of the participants and of the company on the short, medium and long-term

The Plan aligns the interests of the participants on the short, medium and long-term considering that the grant of (i) Restricted Shares aims to retain key personnel of the Company and (ii) Performance Shares aims to generate long-term value to the shareholders of the Company, through the establishment of challenging goals which are aligned to the business strategy of the Company.

e. Estimates of the expenses of the company with the plan, pursuant to the applicable accounting rules.

The Company estimates that the first grant to be formalized in 2024 will represent expenses of R$ 14,403,528.55, which will be gradually amortized through the vesting period pursuant to the applicable accounting rules (CPC 10).

Appendix A
to Exhibit 2

Long-Term Incentive Plan via Grant of the Right to Receive Shares

ASSAÍ ATACADISTA

LONG-TERM INCENTIVE PLAN
VIA GRANT OF THE RIGHT TO RECEIVE SHARES

This Plan is governed by the provisions below and by the applicable laws and regulation.

Capitalized terms and expressions used herein, in the singular or plural, shall have the meanings assigned to them in Item 11, unless otherwise expressly provided for.

1. PURPOSE OF THE PLAN

1.1. Purpose. The purpose of this Plan is to allow the grant of the right to receive Restricted Shares and Performance Shares to Participants, subject to fulfillment of the condition to remain in the Company or its Controlled Entities for a certain period and to the achievement of the performance conditions provided for in each Program and/or Grant Agreement, in line with the provisions of this Plan, in order to foster: (a) the alignment of the Participants' interests with those of the Company's shareholders; (b) incentive for the Participants to remain with the Company or with entities under its Control; and (c) the quest for maximization of results and generation of sustainable value for the Company and its shareholders.

2. PARTICIPANTS

2.1. Participants. Shall be eligible to participate in this Plan all Company's officers whether or not statutory, as from their admission in the Company, provided that effective participation in the Plan shall be subject to voluntary adhesion of the Participant to the Plan and respective Program through the execution of the Grant Agreement. The Board of Directors may also elect other employees to participate in the Plan. Members of the Board of Directors will not be eligible to participate in the Plan, it being understood that if a Participant who is an officer becomes a member of the Board of Directors, without cumulating positions, said Participant will maintain the awarded Restricted Shares and Performance Shares under the same terms and conditions, and such Participant will not be able to participate in the management of the Plan. The election of a Participant simultaneously occupying the positions of officer and member of the Board of Directors is permitted, in which case such Participant must not take part in the management of the Plan.

2.2. Special Treatments. The Board of Directors or the Committee may establish special treatment for exceptional cases, provided that the rights already granted to Participants and the basic principles of this Plan are not affected. Such special treatment shall not constitute a precedent that may be claimed by other Participants in their favor.

3. MANAGEMENT OF THE PLAN

3.1. Management of the Plan. This Plan and its Programs shall be managed (i) with regard to the Participants that are statutory officers, by the Board of Directors, which may delegate such function to the Committee, in whole or in part; and (ii) with regard to other Participants, by the Chief Executive Officer.

3.2. Powers to Manage the Plan. With due regard to the general conditions of this Plan and to the guidelines and limits set by the General Meeting, the Board of Directors, the Committee and the Chief Executive Officer (and in relation to the Chief Executive Officer, only as applicable pursuant to Item 3.1 above), shall have broad powers to take all necessary and appropriate action for purposes of management of this Plan and its Programs, including:

(i) creation and enforcement of general rules related to the grant of the right to receive Restricted Shares and Performance Shares, as well as clarification of doubts regarding interpretation of this Plan, the Programs and the Grant Agreements;

(ii) creation, modification and/or cancellation of Programs;

(iii) approval of the number of Restricted Shares and Performance Shares to be awarded to each Participant under each Program;

(iv) determination, review or amendment of the vesting conditions related to Restricted Shares and Performance Shares in the relevant Programs and Grant Agreements;

(v) definition of the goals to be achieved for purposes of the Performance Shares' vesting, in line with the guidelines of this Plan; and

(vi) imposition of restrictions on the Shares in the Grant Agreements, such as lock-up periods related to the trading of the Shares.

3.2.1. Among the necessary and appropriate measures regarding management of the present Plan, it shall be incumbent exclusively upon the Board of Directors:

(i) To authorize the transfer of Shares held in treasury to satisfy the grant of the right to receive Restricted Shares and Performance Shares pursuant to this Plan, the relevant Program and CVM Resolution 77 or, if it is impossible to deliver treasury Shares, to settle the awards in cash, situation in which the Board of Directors will evaluate, to the extent legally possible, a structure that allows the conversion of said value into Company's issued Shares;

(ii) To replace other Share-based payments in shares issued by the Company with Restricted Shares and/or Performance Shares pursuant to this Plan, maintaining the economic and/or performance conditions and the same terms and conditions of vesting as the original ones, even if different from those established in this Plan, through due analysis of the accounting impacts of said replacement; and

(iii) to regulate events not governed by this Plan.

3.3. Attribution Limits. In exercising their powers, the Board of Directors, the Committee and the Chief Executive Officer, as applicable, shall be subject only to the limits established by the law, by regulations of the Brazilian Securities Commission ("CVM") and by this Plan. The Board of Directors or the Committee, as applicable, may determine guidelines to be observed by the Chief Executive Officer in the administration and implementation of the Plan in relation to Participants who are not statutory directors.

3.4. Binding Effect. Resolutions of the Board of Directors and the Committee, as applicable, shall be binding upon the Company and the Participants with respect to all matters related to this Plan, the Programs and the Grant Agreements.

3.5. Prohibition to Manage the Plan. Participants will not be able to participate in the implementation and management of the Plan, except for the Chief Executive Officer will manage the Plan in relation to Participants who are not statutory directors. In case a Participant is a member of the Board of Directors or a member of the Committee, such Participant shall not participate in the management of the Plan in relation to itself or in relation to the Participants which are statutory officers

and shall abstain from voting resolutions concerning the implementation or management of the Plan in relation to itself or in relation to the Participants which are statutory officers.

4. GRANT OF THE RIGHT TO RECEIVE OF RESTRICTED SHARES

4.1. Grant and Programs. In each Program shall contain the number of Restricted Shares and Performance Shares granted, as well as the terms and conditions of the vesting of the Shares. Except if approved otherwise by the Board of Directors, the number of Restricted Shares and Performance Shares granted shall be determined based on (i) a salary multiple, according to the grade occupied by the Participant; and (ii) the average price of the Shares in the 20 (twenty) previous trading sessions to the Reference Date.

4.2. Grant Agreements. The grant of the right to receive Restricted Shares and Performance Shares shall be effected by means of execution of Grant Agreements between the Company and each Participant.

4.3. No Rights. Until the date on which ownership of the Shares is effectively transferred to the Participants pursuant to this Plan, the Program and the respective Grant Agreements, the Participants shall have no rights, privileges or prerogatives as shareholders of the Company with respect to the Restricted Shares and Performance Shares, in particular, voting rights and the right to receive dividends and interest on shareholders' equity related to the Shares.

5. SHARES SUBJECT TO THIS PLAN

5.1. Share Limit. Shares representing a maximum of one point five percent (1,5%) of the total number of Shares issued by the Company on the data of approval of this Plan, which number may be adjusted pursuant to Item 9.3 of this Plan. If the right to Restricted Shares and/or Performance Shares is extinct or cancelled, those Shares linked to such right to receive Restricted Shares and/or Performance Shares shall become again available for future grant of the right to receive Restricted Shares and/or Performance Shares.

5.2. Transfer of Treasury Shares. Upon satisfaction of the conditions for receiving Shares under this Plan and subject to applicable laws and regulation, the Company will transfer Shares held in treasury, under a private transaction, at no cost to the Participants, pursuant to CVM Resolution 77.

5.3. Settlement in Cash. Alternatively, upon any impossibility to deliver treasury Shares at the time the conditions for receiving the Shares are verified pursuant to Item 6 below, the Board of Directors may effect the payment referring to the Shares in cash. The reference price per Share, for purposes of this Item 5.3, shall be equal to the weighted average of the Share quotations at closing in the thirty (30) trading sessions preceding the date of settlement of the Shares, except if otherwise provided for by the Board of Directors.

6. VESTING OF RESTRICTED SHARES AND PERFORMANCE SHARES

6.1. Permanence and Performance Conditions. The award will consist of thirty percent (30%) of Restricted Shares and seventy percent (70%) of Performance Shares. Without prejudice to the other terms and conditions established in the Programs and in the Grant Agreements, full vesting of the Restricted Shares and Performance Shares awarded to Participants shall only occur upon verification of the following conditions:

(a) Permanence Condition. Full vesting of the Restricted Shares shall only occur where the Participants remain continuously bound as a manager or employee of the Company or of its Controlled Entities until expiration of the vesting period of three (3) years counted from the Reference Date, provided that the vesting period for the Chief Executive Officer shall be five (5) years, with partial release of (i) thirty-three percent (33%) on the 3rd anniversary of the Reference Date: (ii) thirty-three percent (33%) on the 4th anniversary of the Reference Date; and (iii) thirty-four percent (34%) on the 5th anniversary of the Reference Date ("Vesting Period" and "Permanence Condition", respectively); and

(b) Performance Condition. Full vesting of the Performance Shares shall only occur upon verification of compliance with the Permanence Condition *cumulated with* achievement of the performance targets to be set by the Board of Directors, based on the indicators and parameters set out in **Schedule I** to this Plan ("Performance Condition"). For the CEO, the Performance Condition will be determined on the 5th anniversary of the Reference Date, and for the other Participants the Performance Condition will be determined on the 3rd anniversary of the Reference Date.

6.2. Verification of the Performance Condition. It shall be incumbent upon the Board of Directors to determine achievement of the performance targets set in the relevant Program and, pursuant to **Schedule I**, to confirm the number of Performance Shares that the Participant is entitled to receive, whereupon the Company shall transfer such Shares to the Participant the proper withholding of taxes pursuant to Item 6.3 below, within a period of up to sixty (60) days after expiration of the Vesting Period.

6.3. Withholding of Taxes. The Company will make legal withholdings of taxes which are the Participant's responsibility, as required by the laws and regulation or guidance from the tax authorities, being also entitled to withhold a portion of the Shares or their value in cash *pro rata* to the impact of the taxes to be withheld.

7. EVENTS OF DEPARTURE AND THEIR EFFECTS

7.1. Departure. Unless otherwise provided for in the Program and/or the Grant Agreement, in the event of the Participant's Departure prior to expiration of the Vesting Period:

(i) **(a)** at his/her own initiative, by means of a voluntary departure or resignation from the position of manager; or **(b)** at the Company's initiative, by means of dismissal, removal from or non-reappointment to the office for Cause: the Participant shall lose any and all rights related to the Restricted Shares and Performance Shares, which rights shall be automatically extinct as of the date of Departure by operation of law, regardless of prior notice or notification and without any right to indemnification by the Participant;

(ii) at the Company's initiative, by means of dismissal, removal from or non-reappointment to the office without Cause: the Participant shall be entitled to maintain the right to a number of Restricted Shares and Performance Shares, subject to withholding of applicable taxes, proportional to the number of worked months during the Vesting Period, provided that a month in which the Participant shall have worked for fifteen (15) days or more shall be deemed a worked month, in the proportion of X/Y, wherein "X" is the number of worked months between the Reference Date and the date of Departure and "Y" is the number of months in the entire Vesting Period. The rights to the remaining Restricted Shares and Performance Shares not maintained by the Participant pursuant to this Item 7.1(ii) shall be automatically extinct, regardless of prior notice or notification and without any right to indemnification by the Participant. In relation to the right to Restricted Shares that the Participant maintained under the terms of this Item 7.1(ii), the Company shall deliver the Shares to settle said Restricted Shares within a period of up to 60 (sixty) days from the date of the Participant's Termination. In relation to the right to Performance Shares that the Participant retained under this Item 7.1(ii), the Company will determine, at

the end of the Vesting Period applicable to the Participant, the degree of achievement of originally established performance goals and will apply the percentage of achievement of the number of Performance Shares to which the Participant maintained in accordance with this Item 7.1(ii), under the terms of **Schedule I**, to define the final number of Performance Shares owed to the Participant, so that the Shares for settlement of the Performance Shares will be delivered on the same date originally scheduled;

(iii) by virtue of agreement between the Company and the Participant, provided that duly formalized as a termination by mutual agreement in the termination instrument: the provisions of Item 7.1(ii) shall be applicable, except otherwise provided for by the Board of Directors; or

(iv) **(a)** by reason of death or permanent incapacity attested to by the Brazilian Social Security Institute - INSS; or **(b)** by Retirement agreed between the Company and the Participant: the Participant shall be entitled to the entirety of the awarded Restricted Shares and Performance Shares, the Vesting Period of which shall be shortened, provided that the number of Performance Shares to which the Participant shall be entitled shall be equal to one hundred percent (100%) of the awarded target number, assuming the achievement of one hundred percent (100%) of the goals provided for in **Schedule I**, subject to withholding of the applicable taxes, and the Company shall deliver such Shares for settlement of the Restricted Shares and/or Performance Shares within a period of up to sixty (60) days from the date of the Participant's Departure.

8. TERM OF EFFECTIVENESS OF THIS PLAN

8.1. Effectiveness. This Plan shall be effective as of the date of its approval by the General Meeting and will remain in force until the fulfillment of the rights and obligations provided by this Plan.

8.2. Maintenance of Rights. The expiration of this Plan shall not affect the effectiveness of the rights already conferred under the relevant Grant Agreements still in force and already vested.

8.3. Extinction of Rights. Without prejudice to the other terms and conditions established in the Program and in the Grant Agreement, the right to receive Shares pursuant to this Plan shall terminate automatically and without any right to indemnification, and all its effects shall cease all as a matter of law, in the following events:

(a) Upon termination of the Grant Agreement;

(b) if the Company is dissolved, liquidated or declared bankrupt; or

(c) in the event of Departure, pursuant to Item 7 above.

9. COMPANY EVENTS, ADJUSTMENTS AND CLAWBACK

9.1. Relevant Events. In the event that any of the events below occur, the provisions of this shall apply, regardless of the provisions of Item 7 above:

9.1.1. Transfer of Control and Relevant Acquisition. Except if otherwise provided for by the Board of Directors, in case the following conditions are verified: (i.a) completion of a public offering for acquisition of shares within the scope of a single or successive transactions resulting in the transfer of the Company's corporate control, pursuant to the Company's articles of incorporation and the laws and regulation in force ("Transfer of Control by Tender Offer"), or (i.b) the acquisition, by a specific shareholder (alone or acting jointly with other shareholders) of Company's interest equal or greater to

twenty-four point nine percent (24.9%) of the total number of Company's issued shares, with the base date for checking this condition being the date of the last acquisition that resulted in the corporate interest provided for herein ("Relevant Acquisition") and, *cumulatively* (ii) up to twenty-four (24) months counted from a Transfer of Control by Tender Offer or from the Relevant Acquisition, the Participant's Departure at the Company's initiative, through dismissal, removal from or non-reappointment to such office, in any event Without Cause; the Vesting Period shall be accelerated in relation to the entirety of the Restricted Shares and Performance Shares, provided that the Company shall deliver such Shares for settlement of the Restricted Shares within a period of up to sixty (60) days from the date of the Participant's Departure and, with respect to the right to Performance Shares, upon expiration of the Vesting Period originally stipulated, the Company shall determine the level of achievement of the originally established performance goals and apply such percentage of achievement to the number of Performance Shares to which the Participant remained entitled in accordance with this Item 9.1.1, pursuant to **Schedule I**, so as to determine the final number of Performance Shares due to the Participant, and Shares for settlement of the Performance Shares will be delivered on the same originally stipulated date.

9.1.2. Going Private and Exit from the *Novo Mercado* Segment. Except if otherwise provided for by the Board of Directors, in case of completion of a public offering of shares for purposes of cancellation of registration as a publicly-held company or the Company's exit from the *Novo Mercado* segment of B3 pursuant to the *Novo Mercado* rules, the Participant shall be entitled to the entirety of the awarded Restricted Shares and Performance Shares, the Vesting Period of which shall be accelerated, provided that the Company shall settle all the Restricted Shares and Performance Shares in cash using the price per share adopted for the public offering of shares. In the event referred to in this Item 9.1.2, the number of Performance Shares to which the Participant will be entitled will be equal to 100% of the awarded target number, assuming the reach of one hundred percent (100%) of the performance goals.

9.2. Corporate Restructuring. The grant of the right to receive Restricted Shares and Performance Shares pursuant to this Plan shall not prevent (i) the Company from engaging in corporate restructuring transactions, such as transformation, incorporation, merger, spin-off and incorporation of shares; and (ii) the transfer of any interest in the capital stock of any Subsidiary of the Company. The Board of Directors and the companies involved in such transactions may determine, at their discretion and without prejudice to other action decided in equity: (a) replacement of the Shares with shares, quotas or other securities issued by the entity succeeding the Company; (b) acceleration of the Vesting Period in order to ensure the inclusion of the corresponding Shares in the transaction in question; and/or (c) replacement of the right to the Shares, in whole or in part, with a cash payment to the Participant.

9.3. Automatic Changes due to Modifications to the Capital Structure. If there are any changes to the number, type and/or class of shares issued by the Company existing on the date of approval of this Plan as a result of splits or reverse splits, primary public offerings, or other events which affect the capital structure, such as capital increases or capital reductions, bonuses, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the number of Shares subject to this Plan and the grants made under this Plan will be automatically adjusted. These adjustments are intended to ensure the proportionality and principles of the Plan, maintaining its correct performance and the incentives as originally provided.

9.4. Clawback. As a condition of eligibility to awards under this Plan, Participants must fully adhere to the Company's Clawback Policy, which provides for the Participant's obligation to return to the Company any Shares and/or amounts received within the scope of this Plan upon verification of the events indicated in the Clawback Policy.

10. MISCELLANEOUS PROVISIONS

10.1. Disclaimers. This Plan and the related Award Programs and Agreements (i) do not create rights other than those expressly provided for in their own provisions, (ii) do not grant a Participant stability or assurance of employment or permanence in the position of manager of the Company, (iii) do not affect the right of the Company or other companies under its Control to terminate any employment contract at any time and as applicable, (iv) do not ensure the right to re-election or re-appointment to positions in the Company or in other companies under its Control and (v) do not interfere in any way with the Company's right, at any time and subject to legal and contractual conditions, to terminate the respective employment contract, terminate the term of office or otherwise proceed with the Participant's Departure.

10.2. Adhesion to the Plan. Each Participant must expressly adhere to the provisions of the Plan and the respective Program by executing the Grant Agreement.

10.3. Legal Changes. Any significant legal change with regard to the rules governing joint stock companies, publicly-held corporations and/or the tax effects of a Share award plan may cause a full revision of this Plan.

10.4. Omissions. The Board of Directors shall regulate any omissions.

11. DEFINITIONS

"Shares" means the ordinary, registered, book-entry shares with no par value issued by the Company (B3: "ASAI3"), to be delivered to Participants as settlement of the Restricted Shares and Performance Shares awarded under this Plan.

"Performance Shares" means the representative unit of the right to receive Shares, which is conditioned upon verification of the Permanence Condition and of the Performance Condition, pursuant to this Plan and the relevant Program and/or Grant Agreement. Each Performance Share shall confer the right to one (1) Share.

"Restricted Shares" means the representative unit of the right to receive Shares, which is conditioned upon verification of the Permanence Condition pursuant to this Plan and the relevant Program and/or Grant Agreement. Each Restricted Share shall confer the right to one (1) Share.

"Retirement" means the end of the Participant's legal relationship with the Company by virtue of actual end of the Participant's career and his/her retirement, upon approval on a case-by-case basis of the Board of Directors at its sole discretion. If Retirement is requested at the Participant's own initiative, when analyzing such request, the Board of Directors shall take into consideration (i) the notice period (*antecedência*) of the request, to be made at least six (6) months in advance; (ii) any Participant's post-Departure professional activity plan, which shall not contemplate the engagement in any activities competing with those of the Company or its Controlled Entities; (iii) other circumstances applicable to the case. The Board of Directors' decision will be discretionary and unrelated to the retirement rules for time of service or age issued by the official social security system (Instituto Nacional do Seguro Social - INSS) or any retirement supplementation rules under any private pension plan sponsored by the Company or by its Controlled Entities. To constitute Retirement for the purposes of this Plan, the termination instrument entered into by and between the Company and the Participant must expressly state that the termination is made by mutual agreement consequent upon the retirement agreed between the Company and the Participant.

"General Meeting" means the general meeting of shareholders of the Company.

"B3" means B3 S.A. - Brasil, Bolsa, Balcão;

"Committee" means the Company's People, Culture and Remuneration Committee or another committee designated by the Board of Directors.

"Company" means **Sendas Distribuidora S.A.**, a joint stock company, with registered offices at Avenida Ayrton Senna, nº 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ/MF under n# 06.057.223/0001-71.

"Board of Directors" means the board of directors of the Company.

"Grant Agreement" means the agreement entered into by and between the Company and the Participant under which the Company formalizes the granting of the right to receive Restricted Shares and Performance Shares to the Participant.

"Control" means (i) the power to directly or indirectly elect the majority of managers and to determine and conduct the policies and management of the concerned entity, either individually or together with other entities under common Control or bound by a shareholders' agreement or similar voting agreement, or (ii) direct or indirect ownership of at least fifty percent (50%) plus one (1) share/quota representing the voting capital stock of the concerned entity, either individually or together with other entities under common Control or bound by a shareholders' agreement or similar voting agreement. Terms derived from Control, such as "Controlled", "Controlling" and "under common Control" shall have a meaning analogous to that of Control.

"Reference Date" means, unless otherwise expressly stated in the Grant Agreements, the date of execution of the relevant Grant Agreements.

"Departure" means the definitive end of the legal relationship between the Participant and the Company or its Controlled Entities, for whatsoever reason including, without limitation, resignation, removal, replacement or expiration of the term of office without re-election to the position of manager, voluntary dismissal or resignation, with or without cause, retirement resulting in the end of the existing relationship, permanent disability or death. For the avoidance of doubt, it is hereby established that departure of the Participant from the Company or its Controlled Entities followed by the election and investiture or hiring of such Participant for another position as a manager or employee of the Company or of its Controlled Entities does not constitute Departure for the purposes of this Plan.

"Chief Executive Officer" or "CEO" means the statutory officer who holds the position of chief executive officer of the Company.

"Participants" means the statutory officers and employees of the Company or of its Controlled Entities to whom the Company awards one or more Restricted Shares and Performance Shares, pursuant to this Plan.

"Plan" means this Long-Term Incentive Plan via Grant of the Right to Receive Shares.

"Clawback Policy" means the Company's Variable Remuneration Return Policy (*Política de Restituição de Remuneração Variável*), approved on November 30th, 2023.

"Program" means each grant of rights to receive Restricted Shares and Performance Shares program, under which will be defined complementary terms and conditions to this Plan applicable to the awarded Restricted Shares and Performance Shares.

"CVM Resolution 77" means the Brazilian Securities Commission (CVM) Resolution No. 77 of March 29, 2022.

* * * * *

SCHEDULE I

Description of the Performance Condition

The Performance Shares shall be subject to the Performance Condition, to be defined by the Board of Directors taking into account the parameters set out in this **Schedule I**.

The final number of Performance Shares to which the Participant shall be entitled will depend on the level of achievement of the Performance Condition, which may vary from ninety percent (90%) to one hundred percent (110%) of the target number of Performance Shares, provided that the target number of Performance Shares shall be determined considering the achievement of one hundred (100%) of the target goals.

The Performance Condition shall be defined taken into account the following main purposes:

- To preserve its relevance and position towards its peers in the sector;
- To ensure the generation of sustainable value of the business;
- To ensure the long-term profitability of the Company's business; and
- To ensure the appropriate level of profitability of the operations, preserving sound profit margin levels vis-à-vis the Company's track record.

The Board of Directors shall abide by the following principles when defining the Performance Condition:

- Goals will be challenging vis-à-vis the Company's historical performance; and
- The goals shall be defined in line with the budget and the strategic plan approved by the Board of Directors and there will be no adjustment or reduction in the targets during the measurement period, except in case of the budget and the strategic plan review that may distort indicators and require a readjustment of the goals, a situation in which the review of the goals will have the objective to reflect the revisions of the budget and strategic plan, maintaining, the goals initially wanted.

For the first grant of right to receive Performance Shares to be carried out under the Plan, the following indicators will be used to compose the Performance Condition:

INDICATOR	WEIGHT	CONCEPT	CALCULATION
INDICATOR 1: Operational Cash Flow (OCF)	35.0%	Represents all monetary inflows and outflows related to the Company's operation (target activity). Does not include activities related to investments and financing	OCF = Influx of Sales - Taxes on Goods – Suppliers and General Expenses - Income Tax and Social Contribution
INDICATOR 2: Return on Invested Capital (ROIC)	35.0%	Measures the efficiency which the Company generates profits from the total capital invested in its business. Represented as a percentage	ROIC = NOPAT / (Total Working Capital + Fixed Assets + Intangible Assets)

INDICATOR 3: Black people in Leadership Positions (ESG)	5.0%	Determines the representativeness of black staff members in leadership positions (managers and above), as compared to the total number of active leaders in the Company (managers and above)	Percentage of Black people in Leadership Positions = Total Black Individuals in Leadership Positions / Total Employees in Leadership Positions
INDICATOR 4: Reduction of CO_2 Emissions (ESG)	5.0%	Calculates the percentage of CO_2 emission reduction from scope 1 (Carbon Footprint) and scope 2 (Ton of CO_2 Equivalent)	CO_2 Reduction Percentage = Reduction Target Percentage for the period, multiplied by the achieved CO_2 Reduction
INDICATOR 5: Successor training	**20.0%**	Mapping, monitoring and development of employees to become future successors of the current Company's executives.	Training of Successors = Number of successors mapped for each executive and Monitoring of the development plan.
	100,0%		

For subsequent grants of rights to receive Performance Shares to be made within the scope of the Plan, for purposes of composing the Performance Condition, Indicators 1 and 2 shall remain the same, and shall collectively represent at least seventy percent (70%) of the total weight, and the Board of Directors may review Indicators 3, 4 and 5, provided that at least ten percent (10%) of the total weight is composed by indicators related to ESG issues.

Exhibit 3

SHARE BASED PAYMENT PLAN

(As per Annex B to CVM Resolution 81/2022)

Executive Partner Program

1. Provide copy of the proposed Plan

Please see Appendix A of this Annex. Capitalized terms utilized herein, in singular or in plural, will have the meaning set forth to them in the Executive Partner Program ("Plan"), except if expressly defined otherwise herein.

2. Inform the main characteristics of the proposed plan, describing:

a. Potential beneficiaries

The Company's current Chief Executive Officer, Commercial Vice-President, Logistics Vice-President and Operations Vice-President are eligible to be a beneficiary of the Plan as of their hiring. If any Participant is terminated from the Company, the Board of Directors may elect a new officer to substitute the terminated Participant, if the terms and conditions of the Plan are met.

b. Maximum number of options to be granted

Not applicable, as the Plan does not provide for the grant of options.

c. Maximum number of shares to be granted within the Plan

The maximum number of Shares that may be granted within the Plan is equal to 2% of the total amount of Shares issued by the Company on the date of approval of the Plan, equivalent to 27.036.664 Shares, which may be adjusted according to the Plan.

d. Acquisition conditions

Awards within the scope of the Executive Partner Program shall be made in the following proportion:

For the CEO, a grant will be made of the right to receive up to 1.5% of the total number of Shares issued by the Company in the date of the approval of the Executive Partner Program, as follows: (i) 0.3% of the total number of Shares issued by the Company will consist of Restricted Shares, with the actual transfer of Shares only occurring upon the completion of a total vesting period of 7 years, with partial vesting of 30% of the right to receive the Restricted Shares, equivalent to 0.09% of the total number of Shares issued by the Company, in the 5th year and the remaining balance of 70%, equivalent to 0.21% of the total number of Shares issued by the Company, with vesting in the 7th year; and (ii) up to 1.2% of the total number of Shares issued by the Company will consist of Performance Shares, with the actual transfer of Shares only occurring upon the completion of a single vesting period (cliff) of 7 years bound by the achievement of the Performance Condition, which will be based on the EPS indicator. The right to Performance Shares may vary from 0% to 1.2% of the total number of Shares issued by the Company, depending on the level of achievement of performance goals.

For the Vice President of Sales and Logistics and the Vice President of Operations, an individual grant will be made to receive up to 0.25% of the total number of Shares issued by the Company for each director, as follows: (i) 0.05% of the total number of Shares issued by the Company will consist of Restricted Shares, with the actual transfer of Shares only occurring upon the completion of a total vesting period of 7 years, with partial vesting of 30% of the right to receive the Restricted Shares, equivalent to 0.015% of the total number of Shares issued by the Company, in the 5th year and the remaining balance of 70%, equivalent to 0.035% of the total number of Shares issued by the Company, with vesting in the 7th year; and (ii) up to 0.2% of the total number of Shares issued by the Company will consist of Performance Shares, with the actual transfer of Shares only occurring upon the completion

of a single vesting period (cliff) of 7 years bound by the achievement of the Performance Condition based on EPS. The right to Performance Shares for each participant may vary from 0% to 0.2% of the total number of Shares issued by the Company, depending on the level of achievement of performance goals.

The final amount of Performance Shares to which participants will be entitled to will depend on the level of achievement of the EPS goal at the end of the7-year single vesting period (cliff), among the achievement curves.

The participant will be entitled to a target quantity of Performance Shares according to the EPS goal achievement curve.

The EPS goal achievement curve will begin at the minimum trigger corresponding to an EPS equal to or greater than IPCA + 20% per annum. Starting from the minimum trigger of IPCA + 20% per annum, the percentage of the quantity of Shares issued by the Company to which the Participant will be entitled will increase proportionally to the increase of the CAGR of EPS. For (i) the CEO, for each percentage point above the EPS of IPCA + 20% per annum, he will be entitled to an additional of 0.125 p.p., up to a maximum of 1.20% of the total number of Shares issued by the Company; and (ii) each of the vice presidents, for each percentage point above the EPS of IPCA + 20% per annum, they will be entitled to an additional of 0.0125 p.p., up to a maximum of 0.20% of the total number of Shares issued by the Company. If the minimum trigger of the EPS goal curve is not achieved, the Participant will forfeit the right to Performance Shares.

e. Applicable criteria for the exercise price

There is no acquisition or exercise price to be paid by the Participants. If the conditions for the receival of the Shares are met (regardless if Restricted Shares or Performance Shares), the Company will deliver Shares in treasury to the participants without the need of any financial payment by the Participants.

f. Applicable criteria for the exercise term

There is no exercise term relating to the granted Shares. If the conditions for the delivery of the Shares are met (regardless if Restricted Shares or Performance Shares), the Company will transfer such Shares in treasury without payment to the participants, through private transactions as provided in the applicable regulation.

g. Settlement of the options

If the conditions for the delivery of the Shares are met (regardless if Restricted Shares or Performance Shares), the Company will transfer such Shares in treasury without payment to the participants, through private transactions as provided in the applicable regulation.

h. Criteria and events that, if verified, will imply in the suspension, amendment or extinction of the Plan

The Plan will be effective as of its approval by the general shareholder meeting and will remain effective until the fulfillment of the rights and obligations provided by the Plan.

The right to receive the granted Shares as provided in the Plan will be automatically extinguished, ceasing all of its effects, in the following cases:

(a) termination of the Grant Agreement;

(b) if the Company is dissolved, liquidated, or has its bankruptcy declared; or

(c) if the participant is terminated, as set forth in the Plan.

The grant of the Right to Receive Shares under this Plan shall not prevent (i) the Company from engaging in corporate reorganization transactions, such as transformation, merger, incorporation, spin-off, and share merger, and (ii) the disposal of equity held in the capital stock of any Controlled Entities. The Board of Directors and the companies involved in such transactions may determine measures they deem fair for the proper operation of the Plan, and regarding Performance Goals, the following events may result in an adjustment in their calculation method in order to neutralize the effects of such transactions and maintain the objective outlined in this Plan: (i) merger of the Company; (ii) incorporation by the Company of other company(ies) or shares of another company(ies); (iii) Spin-off of the Company, with significant asset transfer to another entity or formation of another entity; and (iv) acquisition, directly or indirectly, by the Company, of other company(ies) and/or significant assets.

In the event the number, type and class of the Company's Shares existing on the date of approval of the Plan are changed as a result of splits or reverse splits, primary public offerings, or other events which affect the capital structure, such as capital increases or capital reductions, bonuses, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the number of shares subject to the Plan and the grants made under the Plan will be automatically adjusted. These adjustments are intended to ensure the proportionality and principles of the Plan, maintaining its correct performance and the incentives as originally provided, maintaining its correct functioning and the incentives as originally established.

If there is (i.a) the consummation of a public offering for the acquisition of the shares of the Company due to a transaction or more than one transaction that result in the change of control of the Company, as provided in the Company's bylaws and in the applicable regulation ("Change of Control PO"), or (i.b) the acquisition, by certain shareholder of the Company (individually or jointly with other shareholders) of an equity interest equal or higher than 24.9% of the total amount of Shares issued by the Company (provided that the base date for the verification of this conditions will be the date of the last acquisition that resulted in the equity interest herein provided) ("Material Acquisition"); and, cumulatively (ii) up to 24 months as of the Change of Control PO or of the Material Acquisition, the participant is terminated by the Company without Due Cause; the Participant will be entitled to a pro rata percentage of the Right to Receive Shares related to his/her Restricted Shares and Performance Shares, which will be calculated as set forth in the Plan. The remaining part of the Right to Receive Shares will be extinct.

If a public offering for the cancellation of the registry of the Company as a public held Company or for the de-listing of the Company of the Novo Mercado segment of B3, as provided in the Novo Mercado regulation, the participant will be entitled to all of his/her Restricted Shares and Performance Shares, and the Vesting Period will be anticipated; the Participant will be entitled to a pro rata percentage of the Right to Receive Shares related to his/her Restricted Shares and Performance Shares, which will be calculated as set forth in the Plan. The remaining part of the Right to Receive Shares will be extinct.

3. Justify the plan, explaining:

a. The main goals of the Plan

The Plan's goal is to allow the grant of Restricted Shares and Performance Shares to the participants elected by the Board of Directors. The Board of Directors intends to grant Shares to the Company's

Chief Executive Officer, Commercial Vice-President, Logistics Vice-President and Operations Vice-President.

The grant of the right to receive Shares will have the following characteristics:

(a) 30% of the grant of each participant will be conditioned only to the fulfilment of a condition related to the maintenance of the participant's employment with the Company during the Vesting Period (Restricted Shares);

(b) 70% of the grant of each participant will be conditioned, additionally to the Vesting Period, to the fulfilment of certain performance conditions (Performance Shares);

(c) Vesting periods of 7 years to all participants, as detailed above.

Therefore, the Plan has the main goals of promoting: (a) the interest's alignment between the participants and the shareholders of the Company; (b) the retention of key personnel of the Company, creating ownership feelings to the participants; and (c) the guidance for the maximization of results and generation of sustainable value of the Company, both of which will be represented with the performance conditions of the Performance Shares.

b. Describe how the plan achieves these goals

Providing a grant composed of 30% of Restricted Shares and 70% of Performance Shares allows the Plan to (i) create a retention tool for the beneficiaries of the Plan, considering that the right to the Restricted Shares will be acquired through the fulfillment of a vesting period, and (ii) create a long term incentive for the achievement or surpassing of the value generation goals set forth in the strategic planning of the Company, as the participants will only receive Performance Shares in the performance conditions are met or surpassed, which will be verified in the end of the Vesting Period.

As provided in the Plan, the performance conditions will be defined considering the EPS (Earnings Per Share) of the shareholders of the Company.

c. How the plan is inserted in the compensation policy of the company

The Plan is part of the new compensation structure proposed by the Board of Directors, after a detailed revision developed with the help of compensation specialized consultants, which was focused on the retention of the beneficiaries and in the alignment of interests between participants and shareholders, aiming the long-term sustainable value generation.

d. How the plan aligns the interests of the participants and of the company on the short, medium and long-term

The Plan aligns the interests of the participants on the short, medium and long-term considering that the grant of (i) Restricted Shares aims to retain the described key personnel of the Company and (ii) Performance Shares aims to generate long-term value to the shareholders of the Company, through the establishment of challenging goals which are aligned to the business strategy of the Company.

e. Estimates of the expenses of the company with the plan, pursuant to the applicable accounting rules.

The Company estimates the total expenses related to the Executive Partner Program to be up to R$ 336,065,746.00, according to the accounting rules, assuming the R$ 12.43 as the fair value of the granted right, calculated based on the closing stock price of R$ 14.82 on March 21, 20244, which will be accounted for the following fiscal years, from the 2024 fiscal year to the 2031 fiscal year, specifically within the vesting period from May 1, 2024 to May 1, 2031, according to the CPC 10. Considering that the grant of the right to receive the shares under the Executive Partner Program will be made with the reference date of May 1, 2024, the fair value of the grants to be made in the Executive Partner Program should be effectively measured considering the stock price at the close of trading on April 30, 2024, which will represent the maximum amount of the fair value to be accounted for during the vesting period according to the CPC 10.

Appendix A
to Exhibit 3

Executive Partner Program

EXECUTIVE PARTNER PROGRAM

This Plan is governed by the provisions below and by the applicable laws and regulation.

Capitalized terms and expressions used herein, in the singular or plural, shall have the meanings assigned to them in Item 9, unless otherwise expressly provided for.

1. PURPOSE OF THE PLAN

1.1. Purpose. The purpose of this Plan is to create a one single and extraordinary long-term program, which should not be confused with the long-term incentive based on shares used by the Company to form the annual and ordinary compensation mix, consisted of a one-time specific award directed to the Chief Executive Officer, Commercial and Logistics Vice-President Officer and Operations Vice-President Officer, in a substantial amount and linked to the retention of these officers and the achievement of certain Performance Goals, aiming at (i) the long-term retention of Participants and (ii) creating a sense of ownership in Participants.

2. PARTICIPANTS

2.1. Beneficiaries. The current Chief Executive Officer, Commercial and Logistics Vice-President Officer and the Operations Vice-President Offcer shall be the sole beneficiaries of the award of the Right to Receive Shares provided for in this Plan.

2.1.1. In case of Participant' Departure, the Board of Directors may elect a new Officer to replace the Participant, subject to the terms and conditions set forth in this Plan.

3. MANAGEMENT OF THE PLAN

3.1. Management. This Plan shall be managed by the Board of Officers, under the strict terms and limits provided for in this Plan, in the law and/or in the Company's bylaws, which includes the following powers, in addition to others provided for herein:

(a) authorization for the transfer of treasury shares to satisfy the delivery of Shares under the terms of this Plan and applicable regulations;

(b) proposal of possible changes, revocations and cancellations of awards relating to this Plan to be submitted for approval by the Company's general meeting;

(c) approval of the draft of the Award Agreement to be executed with the Participants and authorization to the Company's management to execute the Award Agreement; and

(d) creation or application of complementary rules to regulate extraordinary situations, maintaining the principles of this Plan.

3.2. No Conflict. Participants who hold a position on the Board of Directors must abstain from voting and/or participating in any vote by the Board of Directors related to this Plan or the award of the Right to Receive Shares.

4. AWARD OF THE RIGHT TO RECEIVE SHARES

4.1. Maximum Number of Shares. The Company shall award Participants the Right to Receive Shares, which may represent the right to receive up to 27,036,664 Shares, corresponding to up to 2% (two percent) of the total number of shares issued by the Company on the date of approval of this Plan, adjusted as provided for in item 7.3 of this Plan and to include the Additional Shares provided for in item 4.6, if applicable.

4.1.1. The award of the Right to Receive Shares shall be formalized and implemented through the execution of the Award Agreement.

4.2. Award and Acquisition of Rights. Each Participant shall be awarded the Right to Receive Shares under the terms below:

In relation to the Chief Executive Officer: award up to 1.5% (one point five percent) of the _total number of shares issued by the Company, as follows:

(a) 0.3% (zero point three percent) of total number of shares issued by the Company shall be made up of restricted shares, the right to which shall only be acquired if the Participant remains linked to the Company as management ("Restricted Shares") until each of the dates below:

> **(i)** 5 (five) years from the Reference Date ("First Vesting Date"), in which case the Participant shall acquire the right to receive a number of Shares corresponding to 30% (thirty percent) of said batch of Restricted Shares, equivalent to 0.09% (zero point zero nine percent) of the total number of shares issued by the Company; and
>
> **(ii)** 7 (seven) years from the Reference Date ("Second Vesting Date"), in which case the Participant shall acquire the right to receive a number of Shares corresponding to 70% (seventy percent) of said batch of Restricted Shares, equivalent to 0.21% (zero point twenty-one percent) of the total number of shares issued by the Company.

(b) up to 1.2% (one point two percent) of the total number of shares issued by the Company shall be made up of performance shares ("Performance Shares"), the right to which shall only be acquired if the following conditions are cumulatively met (i) the Participant remains linked to the Company as manager until the Second Vesting Date and, cumulatively, (ii) the Performance Goals are achieved on the Second Vesting Date, determined and calculated in accordance with the terms and conditions set forth in **Schedule I**, and the right to Performance Shares may vary from 0% (zero percent) to 1.2% (one point two percent) of total number of shares issued by the Company, depending on the level of achievement of the Performance Targets.

In relation to each Vice-President: award up to 0.25% (zero point twenty-five percent) of the total number of issued shares representing the Capital Stock to each Participant, as follows:

(a) 0.05% (zero point zero five percent) of the total number of shares issued by the Company shall consist of Restricted Shares, the right to which shall only be acquired if the Participant remains linked to the Company as manager until each of the dates below:

> **(i)** on the First Vesting Date, in which case the Participant shall acquire the right to receive a number of Shares corresponding to 30% (thirty percent) of said batch of Restricted Shares, equivalent to 0.015% (zero point zero nine percent) of the total number of shares issued by the Company; and

(ii) on the Second Vesting Date, in which case the Participant shall acquire the right to receive a number of Shares corresponding to 70% (seventy percent) of said lot of Restricted Shares, equivalent to 0.035% (zero point zero thirty-five percent) of the total number of shares issued by the Company.

(b) up to 0.2% (zero point two percent) of the total number of shares issued by the Company shall be made up of Performance Shares, the right to which shall only be acquired if the following conditions are cumulatively met (i) the Participant remains linked to the Company as manager until the Second Vesting Date and, cumulatively, (ii) the Performance Targets are achieved on the Second Vesting Date, determined and calculated in accordance with the terms and conditions set forth in **Schedule I**, with the right to Performance Shares may vary from 0% (zero percent) to 0.2% (zero point two percent) of total number of shares issued by the Company, depending on the level of achievement of the Performance Goals.

4.3. Calculation of the Number of Shares on each Calculation Date. Within 60 (sixty) days from each Calculation Date, the Board of Directors shall approve the number of Shares to which each Participant is entitled to, under the terms of Item 4.2 above, and in compliance with the provisions of Item 7.3 of this Plan, related to the Performance Goals, it shall be up to the Financial Committee, the Audit Committee and the People, Culture and Remuneration Committee to calculate and verify compliance with the Performance Goals, determination which shall be validated by an external audit. The calculation and verification of Performance Goals must comply with the guidelines set out in **Schedule I** of this Plan.

4.4. Transfer of Shares to the Participant. The Company must transfer the Shares to the Participant, after due tax withholding, within a period of up to 90 (ninety) days after the end of each Calculation Date. The transfer of Shares subject to the Right to Receive Shares to the Participant shall only occur with the implementation of the conditions and deadlines set forth in this Plan, so that the grant of such right in itself does not guarantee the Participant the receipt or ownership of Shares.

4.5. Restrictions on Shares. Participants may only transfer, negotiate, assign, rent, encumber and/or in any other way or in any capacity transfer the ownership or title of the Shares received as a result of the respective Right to Receive Shares after 3 (three) years from the date of receipt of Shares ("Lock-Up"), except for the right to transfer said Shares in the context of succession planning to vehicles owned by the Participant and/or their heirs and/or to their heirs, observing the rule set forth in Item 6.1.2 and the guidelines approved by the Board of Directors.

4.6. Rights. Until the date on which the ownership of the Shares is effectively transferred to the Participant under the terms of this Plan, the Participant shall not have any of the rights and privileges of a shareholder of the Company in relation to such Shares, however the Participants shall be entitled to receive, in relation to the Shares received under the terms of this Plan, the value per share of dividends, interest on equity or other proceeds paid by the Company to its shareholders between the Reference Date and the date of receipt of said Shares, the value of which shall be paid in Shares ("Additional Shares"). The calculation of Additional Shares shall be carried out by multiplying the value per share distributed as earnings by the number of Shares that the Participants are entitled to receive, on each earnings payment date, divided by the quotation price of the share at the end of the trading session on B3 on the day immediately prior to the date on which the Company's shares began to be traded ex-dividends.

4.7. Withholding of Taxes and Reimbursement of Charges. The Company will carry out all legal withholdings of taxes which are due by the Participants, as required by legislation and/or guidance from

the tax authorities and may even withhold part of the Shares proportionately the impact of taxes to be withheld. Furthermore, when calculating the Right to Receive Shares, under the terms of this Plan, the Award Agreement may provide that the value of certain labor rights levied on the right to receive Shares will be deducted from the gross quantity of Shares to which the Participant would be entitled to shall be obtained, so that the financial amount to be spent by the Company on the delivery of the Shares to the Participant is not increased due to said rights and that the gross quantity of Shares that the Company has to deliver under the terms of this Plan to the Participant already covers the referred rights.

5. DEPARTURE OF PARTICIPANT

5.1. Departure. The Departure of the Participant shall have the following effects, subject to the provisions of Item 7.1 below:

(a) If the Participant's Departure occurs between the Reference Date and the First Vesting Date, regardless of the reason for Departure, the Participant shall completely lose his or her Right to Receive Shares, without the need for notification or prior notice, and without the right compensation and/or compensation of any nature, Participant shall not be entitled to receive any Shares in relation to said Right to Receive Shares.

(b) If the Participant's Departure occurs after the First Vesting Date but before the Second Vesting Date, on the Participant's initiative or on the Company's initiative due to Serious Misconduct, the Participant shall completely lose their Right to Receive Shares that are still outstanding, without the need for notification or prior notice, and without the right to compensation and/or compensation of any nature, Participant shall not be entitled to receive any Shares in relation to said Right to Receive Shares.

(c) If the Participant's Departure occurs after the First Vesting Date but before the Second Vesting Date, on the initiative of the Company without Serious Misconduct, by mutual agreement between Participant and Company and/or due to death; the Participant shall be entitled to a pro rata percentage of the Right to Receive Shares related to their Restricted Shares and Performance Shares, which shall be calculated in accordance with the formula set forth below, whereby in relation to the Performance Shares, the accumulated Performance Goals shall be verified considering the pro rata determination period set forth in **Schedule I**, consisting of the period between December 31, 2023 and the date of the Participant's Departure (considering the prior notice period, if applicable), and the calculation and determination of the accumulated Performance Goals shall be carried out within 60 (sixty) days from the date of the Participant's Departure, under the terms of this Plan. The remaining portion of the Right to Receive Shares relating to their Restricted Shares and to their Performance Shares shall be automatically terminated, regardless of notice or prior notice, and without the right to compensation and/or compensation of any nature, Participant shall not be entitled to receive any Shares related to said Right to Receive Shares.

Percentage of the Right to Receive Shares relative to Restricted Shares = (X/Y)

Where,

"X" means the number of months worked by the Participant between the First Vesting Date and the date of the Participant's Departure event (considering the prior notice period, if applicable), and only the month considered as "worked" shall be the month in which the Participant worked 15 (fifteen) days or more; and

"Y" means the total period between the First Vesting Date and the Second Vesting Date, that is, 24 (twenty-four) months.

Percentage of the Right to Receive Shares relative to Performance Shares= (Z/W)

Where,

"Z" means the number of months worked by the Participant between the First Vesting Date and the date of the Participant's Departure event (considering the prior notice period, if applicable), and only the month considered as "worked" shall be the month in which the Participant worked 15 (fifteen) days or more; and

"W" means the total period between the Refence Date and the Second Vesting Date, that is, 84 (eighty-four) months.

5.1.1. The Company shall transfer the Shares to which the Participant shall be entitled to based on the provisions above within 90 (ninety) days from the Participant's Departure.

5.1.2. The Shares received by the Participant in the context of Departure (or before Departure) shall remain subject to Lock-Up, unless otherwise provided by the Board of Directors.

5.1.3. For the purposes of this item, (i) "Serious Misconduct" shall mean (a) the termination of the Participant's employment contract at the initiative of the Company for just cause, in accordance with the Brazilian Consolidation of Labor Laws; (b) the removal of the Participant from his/her position (or non-renewal to the position) at the initiative of the Company or the Board of Directors, as applicable, due to the proven violation, by the Participant, of any of the legal or regulatory duties and attributions, including , but not limited to those provided for in articles 153 to 157 of Law No. 6,404/76 (Brazilian Corporations Law); (c) the Participant's criminal conviction, except for crimes of lesser offensive potential; (d) proven practice, by the Participant, of dishonest or fraudulent acts against the Company; (e) serious violation of any instruments, commitments, agreements and/or contracts entered into with the Company and/or other companies under the same Control, not remedied within the period set out in said instrument; (f) violation of anti-corruption legislation and anti-money laundering legislation; and/or (g) serious violation of the Company's code of ethics or other similar internal rules of the Company or of a company under common control.

6. TERM OF EFFECTIVENESS OF THIS PLAN

6.1. Effectiveness. This Plan shall be effective on the date of its approval by the Company's general meeting and shall remain in effect until the rights and obligations set forth in this Plan are fully fulfilled.

7. COMPANY EVENTS, ADJUSTMENTS AND CLAWBACK

7.1. Relevant Events. In the event that any of the events below occur, the provisions of this Item 7.1 shall apply, regardless of the provisions of Item 5 above:

7.1.1. Divesture of Control and Relevant Acquisition. In the event of (1) (i) the completion of a public offer for the acquisition of shares as a result of a successive operation or operations that result in the sale of the Company's corporate control, in accordance with the Company's bylaws and current legislation ("Tender Offer for Sale of Control"), or (ii) the acquisition, by a specific shareholder (alone or acting jointly with other shareholders) of a stake equal to or greater than 24.9% of the total number of shares issued by the Company, the base date for verifying this condition being the date of the last

acquisition that resulted in the corporate interest provided for herein ("Relevant Acquisition"); and, cumulatively (ii) within 24 (twenty-four) months from an Tender Offer for Sale of Control or the Relevant Acquisition, the Participant is dismissed by initiative of the Company, through dismissal, destitution or non-reappointment to the position of officer, in any case without a Serious Misconduct; the Participant shall be entitled to a pro rata percentage of the Right to Receive Shares relating to their Restricted Shares and Performance Shares, which shall be calculated in accordance with Items 7.1.1 to 7.1.3 below. The remaining portion of the Right to Receive Shares shall be automatically terminated, regardless of prior notification or notice, and without the right to compensation and/or compensation of any nature, Participant shall not be entitled to receive any Shares related to said Right to Receive Shares.

7.1.2. Going Private and Exit from the *Novo Mercado* Segment. In the event of completion of a public offering of shares for purposes of cancellation of registration as a publicly-held company or the Company's exit from the *Novo Mercado* segment of B3 pursuant to the Novo Mercado rules, the Participant shall be entitled to a *pro rata* percentage of the Right to Receive Shares relating to their Restricted Shares and Performance Shares, which shall be calculated in accordance with Items 7.1.1 to 7.1.3 below. The remaining portion of the Right to Receive Shares shall be automatically terminated, regardless of prior notification or notice, and without the right to compensation and/or compensation of any nature, Participant shall not be entitled to receive any Shares related to said Right to Receive Shares.

7.1.1. The pro rata amount of Restricted Shares and Performance Shares that the Participant shall be entitled to shall be calculated as follows:

Percentage of Right to Receive Shares = (X/Y)

Where,

"X" means the number of months worked by the Participant between the Reference Date and (i) the date of the Participant's Departure event (considering the prior notice period, if applicable), in the event of a Tender Offer for Sale of Control or Relevant Acquisition or (ii) the date of cancellation of registration as a publicly-held company or the Company's exit from the Novo Mercado segment; and a month shall be considered as "worked" month if the Participant worked 15 (fifteen) days or more in that certain month; and

"Y" means the total period between the Reference Date and the Second Vesting Date, that is, 84 (eighty-four) months.

7.1.2. In relation to Performance Shares, the accumulated Performance Goals must be verified considering the pro rata determination period set forth in **Schedule I**, consisting of the period between December 31, 2023 and (i) the date of the Participant's Departure event (considering the prior notice period, if applicable), in the event of a Tender Offer for Sale of Control or Relevant Acquisition or (ii) the date of cancellation of registration as a publicly-held company or the Company's exit from the Novo Mercado segment; and the calculation and determination of accumulated Performance Goals shall be carried out within a period of up to 60 (sixty) days, under the terms of this Plan.

7.1.3. The Restricted Shares and Performance Shares to which the Participant is entitled to shall be delivered within a period of up to 90 (ninety) days, and in the event of cancellation of registration as a publicly-held company or the Company's exit from the Novo Mercado segment, the Company shall settle in cash all Restricted Shares and Performance Shares to which the Participant is entitled to, using the price per share practiced in the public offering of shares.

7.2. Corporate Restructuring. The award of Right to Receive Shares pursuant to this Plan shall not prevent (i) the Company from engaging in corporate restructuring transactions, such as transformation, incorporation, merger, spin-off and incorporation of shares; and (ii) the transfer of any interest in the capital stock of any Subsidiary of the Company. The Board of Directors and the companies involved in such transactions may determine, at their discretion and without prejudice to other action decided in equity for the correct functioning of the Plan, given that in relation to the Performance Goals the following events may result in an adjustment in the method of calculation, to neutralize the effects of such events and maintain the purposes of this Plan:

7.2.1. Company's amalgamation;
7.2.2. Merger, by the Company, into other company(ies) or of shares issued by another company(ies);
7.2.3. Spin-off of the Company, with transfer of relevant assets to another company or formation of another company;
7.2.4. Acquisition, directly or indirectly, by the Company, of other company(ies) and/or relevant assets.

7.3. Automatic Changes due to Modifications to the Capital Structure. If there are any changes to the number, type and/or class of shares issued by the Company existing on the date of approval of this Plan as a result of splits or reverse splits, primary public offerings, or other events which affect the capital structure, such as capital increases or capital reductions, share bonuses, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the number of Shares subject to this Plan and the grants made under this Plan will be automatically adjusted. These adjustments are intended to ensure the proportionality and principles of the Plan, maintaining its correct performance and the incentives as originally provided.

7.4. Clawback. As a condition of eligibility to awards under this Plan, Participant must fully adhere to the Company's Clawback Policy, which provides for the Participant's obligation to return to the Company any Shares and/or amounts received within the scope of this Plan upon verification of the events indicated in the Clawback Policy.

8. MISCELLANEOUS PROVISIONS

8.1. Lack of Right. No provision of this Plan shall grant Participants the right to remain as manager of the Company, nor shall it interfere, in any way, with the Company's right, at any time and subject to legal and contractual conditions, to terminate their mandates or in any other way promote the Departure of Participants.

8.2. Strictly Personal Right. The Right to Receive Shares is strictly personal to the Participant and cannot be transferred or assigned in any way to any Person, except as provided for in this Plan.

9. DEFINITIONS

"Shares" means the ordinary, registered, book-entry shares with no par value issued by the Company, to be delivered to as a result of the Right to Receive Shares, whether Restricted Shares or Performance Shares.

"B3" means B3 S.A. - Brasil, Bolsa, Balcão;

"Company" means **Sendas Distribuidora S.A.**, a joint stock company, with registered offices at Avenida Ayrton Senna, nº 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city of Rio de

Janeiro, State of Rio de Janeiro, enrolled with the CNPJ/MF under No. 06.057.223/0001-71 and NIRE 33.300.272.909.

"Board of Directors" means the board of directors of the Company.

"Award Agreement" means the agreement entered into by and between the Company and the Participant under which the Company awards the Right to Receive Shares to the Participant.

"Control" means (i) the power to directly or indirectly elect the majority of managers and to determine and conduct the policies and management of the concerned entity, either individually or together with other entities under common Control or bound by a shareholders' agreement or similar voting agreement, or (ii) direct or indirect ownership of at least fifty percent (50%) plus one (1) share/quota representing the voting capital stock of the concerned entity, either individually or together with other entities under common Control or bound by a shareholders' agreement or similar voting agreement. Terms derived from Control, such as "Controlled", "Controlling" and "under common Control" shall have a meaning analogous to that of Control.

"Calculation Date" means the First Vesting Date or the Second Vesting Date.

"Reference Date" means, unless otherwise expressly stated in the Award Agreements, the date of execution of the relevant Award Agreements.

"Right to Receive Shares" means the Participant's right to receive Shares, which shall be subject to the terms and conditions set forth in this Plan and the Award Agreement.

"Departure" means the termination of the legal relationship between the Participant and the Company, for any reason, including, without limitation, non-reelection, resignation or dismissal from the position of manager, retirement, permanent disability or death.

"IPCA" means the Broad National Consumer Price Index "*Índice Nacional de Preços ao Consumidor Amplo*", published by the Brazilian Institute of Geography and Statistics "*Instituto Brasileiro de Geografia e Estatística*", or another index that may replace it.

"Performance Goals" mean the performance goals set out in **Schedule I**, which serve to calibrate the effective number of Performance Shares that the Participant shall receive under the terms of this Plan.

"Participant" means the Chief Executive Officer and the Vice-President Officers elected to participate in this Plan.

"Person" means any natural or legal person, including an individual, company, partnership, entity, trust, association, partnership, joint venture, fund, condominium, international or multilateral organization or other public, private or mixed economy entity, as well as its successors and assignors.

"Plan" means this Executive Partner Program.

* * * * *

SCHEDULE I

Performance Goals

The final number of Performance Shares that the officer shall be entitled to and shall depend on the level of achievement of the Earnings Per Share ("EPS") as per the accumulated Compound Annual Growth Rate (CAGR) of EPS during the determination period set forth in this Schedule I and in the Plan, according to the EPS achievement curve.

The EPS target achievement curve shall begin at the minimum trigger corresponding to an accumulated EPS equal to or greater than IPCA + 20% pa. Starting from the minimum trigger of IPCA + 20% pa, the percentage of total number of shares issued by the Company to which the Participant shall be entitled to will increase proportionally to the increase of the accumulated EPS' CAGR, and for (i) the Chief Executive Officer, for each percentage point above of the EPS of IPCA + 20% per year, he shall have an additional of 0.125p.p., up to a maximum of 1.20% of the total number of shares issued by the Company; and (ii) each of the vice-president, for each percentage point above the EPS of IPCA + 20% per year, he shall have an additional of 0.0125p.p., up to a maximum of 0.20% of the total number of shares issued by the Company. If the minimum trigger of the EPS curve is not reached, the Participant shall lose the right to Performance Shares.

The EPS performance achievement curve shall be calculated considering the period starting on December 31, 2023 and ending on December 31, 2030, except in the following events in which a pro rata portion of the determination period shall be considered: Section 5.1 (Involuntary Departure between First and Second Vesting Date); Section 7.1(i) (Tender Offer for Sale of Control and Relevant Acquisition) and Section 7.1(ii) (Going Private and Exit of Novo Mercado).

The chart below illustrates how the Executive Membership Program operates:


Executive Partner Program
Evolution of EPS vs Distribution of % and shares issued by the Company
Program start trigger
EPS: IPCA + 20% p.y.
Maximum
1.6%
0.4%
0.4%
0.4%
0.4%
EPS growth
RETENTION
PERFORMANCE

Exhibit 4

INFORMATION INDICATED IN ITEM 8
OF THE REFERENCE FORM

(As per Annex C to CVM Resolution 80/2022 and Art. 13, II, of CVM Resolution 81/2022)

8. Managers' Compensation

8.1. Describe the compensation policy or practice of the board of directors, the statutory and non-Executive Board, the fiscal council, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects:

(a) purposes of the compensation policy or practice, informing whether the compensation policy was formally approved, the management body responsible for its approval, the date of approval and, if the issuer discloses the policy, websites in which the document may be consulted

The Company has a policy for appointment and compensation of members of the Board of Directors, of its Advisory Committees, of the Executive Board and of the Fiscal Council, as approved at the meeting of the Board of Directors held on May 31, 2022 ("Policy"), which is available for consultation at the following internet addresses:

- on the Company's Investors' Relations website (ri.assai.com.br), by clicking on "Corporate Governance", "Bylaws Policies and Regulations" and, finally, "Appointment and compensation of members of the Board of Directors, Executive Board and Committees Policy" or directly through the *link* https://api.mziq.com/mzfilemanager/v2/d/ec14f0ab-c5d4-4b12-a413-b6cc7475ed98/d7771ce3-84aa-e39f-5fed-e953f9a032a3?origin=1;

- on the website of the Brazilian Securities Commission - CVM (www.gov.br/cvm/pt-br); and

- on the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

The purpose of the Policy is to define the compensation strategy for such management personnel, in line with best market practices, which will be based on:

- responsibilities of the members of the Board of Directors, its Advisory Committees, the Executive Board and the Fiscal Council, when installed, considering the different positions held and the duties performed by them;

- time dedicated to their duties;

- professional skills and reputation, taking into account their experience and qualification; and

- market value of their services.

In accordance with the Policy, the Company adopts the following principles for compensation of members of its Board of Directors, its Advisory Committees, the Executive Board and Fiscal Council when installed:

- alignment of interests among members of the Board of Directors, its Advisory Committees, the Executive Board and the Fiscal Council when installed, and the Company's shareholders, based on a philosophy of sharing risks and returns;

- translation of the Company's strategy into areas' and individuals' goals; and

- acknowledgement of the contribution and incentive to the retention of professionals, based on references adopted by the market.

Based on such principles, the Company adopted a compensation plan that uses value creation metrics to determine variable compensation goals, benefits and stock-based compensation, and the compensation of each of the Company's management bodies is individually described provided for in the Policy.

In addition, the Company regularly conducts market surveys with the advice of reputed expert external consultancy firms. The surveys are based on an analysis of data from major companies in the Brazilian market with revenue and size similar to the Company's, in order to evaluate whether the Company's compensation practices are satisfactory and allow the retention of professionals.

(b) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and of the executive board, indicating:

(i) the issuer's management bodies and committees that participate in the decision-making process, identifying how they participate

The Company has an area dedicated to compensation-related matters, the main purpose of which is to evaluate, structure and recommend best practices.

Based on such study, the area suggests compensation parameters and strategies for directors, statutory and non-statutory officers and holders of other strategic positions in the Company to the Human Resources, Culture and Compensation Committee.

The Human Resources, Culture and Compensation Committee, in its turn, is responsible for establishing the compensation structure for managers and other key personnel. Once established, the structure must be submitted to the Board of Directors for validation.

Once the compensation structure is validated by the Board of Directors, the appropriate information must be described in management's proposal for the general meeting, so that the Company's shareholders may resolve on the overall amount of the managers' compensation, always separated for each management body.

(ii) criteria and methodology used to set individual compensation, indicating whether studies are used to verify market practices and, if so, the comparison criteria and the scope of such studies

For purposes of setting the managers' compensation, the Company relies on advice provided a internationally recognized compensation expert consulting firm engaged by the Company, and regularly conducts market surveys based on the analysis of data from Brazilian companies with revenue and size similar to the Company's (determined based on *Top Exec* survey), in order to evaluate whether the criteria and conditions adopted by it for setting the compensation are consistent with the market and allow the retention of the best professionals. In addition, the Company periodically analyzes the need to adjust the compensation criteria and components to ensure the best compensation strategy.

Based on the information obtained from market surveys, compensation proposals are developed taking into account the level of responsibility and the duties performed by the managers.

The last conducted survey defined the following 40 references as the Company's peer group, selected in accordance with the following main characteristics: (a) segment; (b) revenue; and (c) status of publicly-held company:

1. Ambev
2. Azul Airlines
3. B3
4. BRF
5. BRF - Mercato
6. C&A
7. Carrefour
8. Cielo
9. Dexco
10. Day
11. DPSP
12. Globo
13. Goal
14. BIG Group
15. BIG Group - Maxxi
16. BIG Group - Sam's
17. Boticário Group
18. Mateus Group
19. Pereira Group
20. Pereira Group - Comper
21. Pereira Group - Fort Atacadista
22. Heineken
23. JBS
24. Latam
25. Localiza
26. Renner Stores
27. Riachuelo Stores
28. Magazine Luiza
29. Multi-retail
30. OI
31. OLX
32. Porto Seguro
33. Profarma
34. RD
35. Sulamerica
36. TIM
37. Ultra - Corporate
38. Ultra - Ultragaz
39. Via Retail
40. Vibra Energy

Of this selection, 75% are publicly-held companies, 73% are Brazilian companies and 42% operate in the retail segment.

For the 2024 fiscal year, the Board of Directors proposes a position of the monthly Fixed Compensation of the officers, at the P50 market median (50th percentile), as recommended by a compensation expert consulting firm.

Furthermore, adjustments are being proposed to the officers' Short-Term Incentive structure, consisting only of the Profit Sharing Program (PPR), to ensure that the officers' Fixed Compensation, Short-Term Incentive (ICP) and Long-Term Incentive (ILP), taken as a whole, are positioned at the P75 (75th percentile), in line with the practices recommended by the same consultancy firm.

(iii) frequency and manner in which the board of directors evaluates the adequacy of the issuer's compensation policy

Parameters and references provided by the external consulting firm are evaluated and compared, on an annual basis, to those actually adopted by the Company. Based on such evaluation, the area dedicated to compensation matters recommends adjustment proposals in order to maintain the Company's competitiveness and adherence to the established strategy. Those recommendations are presented to the Human Resources, Culture and Compensation Committee, which is responsible for structuring the adjustments, and then submitted to the Board of Directors for validation.

(c) composition of compensation, indicating:

(i) a description of the various elements that integrate the compensation including, for each of them:

- ***its purposes and alignment with the issuer's short-, medium- and long-term interests***

The elements that integrate the managers' compensation are described below, provided that compensation of members of the Board of Directors and of the Fiscal Council (when installed) consists only of Fixed Compensation, while members of the Executive Board receive Fixed Compensation, Short-Term Incentives (ICP) and Long-Term Incentives (ILP):

- *Fixed Compensation*

The managers' Fixed Compensation is determined based on competitive compensation structures that take into account the know-how, problem-solving ability and responsibility required for each position. The Company organizes its Fixed Compensation structure by salary grades and respective average salaries, seeking to maintain alignment with the market average salary. Fixed Compensation of members of the Executive Board consists of base salary and benefits while compensation of members of the Board of Directors consists of monthly fees and additional compensation for participation in advisory committees.

Compensation of members of the Fiscal Council, in the fiscal year in which it is installed by the Company's shareholders' general meeting, shall consist of a monthly Fixed Compensation, not linked to actual attendance of meetings, provided that for each acting member it cannot be lower than 10% of the average monthly compensation of members of the Executive Board.

- *Short-Term Incentives (ICP)*

Members of the Executive Board receive, as Short-Term Incentives (ICP) solely payments within the scope of the Company's Profit Sharing Program, implemented pursuant to Law 10,101/2000 ("PPR"). The other ICP programs previously in force were discontinued in 2023.

Performance indicators used for PSP purposes are aligned with the Company's strategic planning and defined based on its business plan, which takes into account quantitative and qualitative results (officers' performance evaluation).

As of 2024, the PSP will have a cut off corresponding to achievement of, at least, 80% of the target-goal of the Pre-IFRS 16 EBITDA, as a condition for the PSP to be triggered. In other words, if Pre-IFRS 16 EBITDA in 2024 is lower than 80% of the target Pre-IFRS 16 EBITDA for 2024, the PSP initial trigger will not be met and therefore no payment will be due as PPR. This cut off will apply to all PSP beneficiaries.

If the Pre-IFRS 16 EBITDA in 2024 is equal to or higher than 80% of the target Pre-IFRS 16 EBITDA for 2024, the initial trigger will have been met, in which case the level of achievement of the goals set in the PSP scorecard will be determined, with the consequent calculation of the percentage of the target amount that each officer is entitled to receive.

With regard to the other indicators, the PSP is structured in the form of a scorecard, in which specific target-goals are defined for each indicator. The scorecard is composed by corporate indicators (indicating the Company's overall performance, 50% weight) and specific indicators of the area/directorate of the professional in question, which include general indicators (quantitative and

qualitative with respect to the performance of the area/board, 30% weight), and individual indicators (quantitative and qualitative with respect to the professional's performance, 20% weight).

Still with regard to the 2024 PSP, a new PSP payment curve will be included, providing for the payment of 50% of the target amount upon achievement of 80% of the individualized scorecard and of 150% of the target amount upon achievement of 120% or more of the individualized scorecard, with a linear percentage between 50% and 150% of the target amount for achievements of the scorecard between 80% and 120%, except for the "Net Sales" inicator, which has a range of 95% to 105%, maintaining the same achievement curve. In 2023, the maximum payment curve was of 120% upon achievement of 120% or more of the target-goals provided for in the scorecard. It is important to stress that if the 80% cut off is not reached, no payment will be due as PPR.

The target amount of the PPR, in its turn, is determined for each beneficiary based on: (a) a salary target or multiple related to his/her position grade; and (b) his/her base salary in the year of the PSP vesting.

Inclusion of the new payment curve is intended to ensure that Fixed Compensation, Short-Term Incentive (ICP) and Long-Term Incentive (ILP), taken as a whole (*total cash*), remain within the P75 standard (75th percentile), as recommended by a compensation expert consulting firm.

In addition to payments made under the PPR, until the fiscal year ended December 31, 2022, members of the Executive Board also received payments as performance-based bonus.

- *Long-Term Incentives (ILP)*

Until the 2022 fiscal year, members of the Executive Board and of the Board of Directors received, as Long-Term Incentive Plan via Granti of the Right to Receive Shares (ILP), stock-based payments in the form of stock option awards within the scope of two plans approved at the Company's general meeting, as described in item 8.4 of the Reference Form. In addition, aiming at retention, members of the Executive Board received cash payments linked to their permanence in the Company.

In the 2023 fiscal year, no stock options were granted to members of the Executive Board, but rather a single award of phantom shares - which correspond to the right to receive a cash payment equal to the value of the Company's shares on certain dates, in accordance with the vesting schedule described in item 8.4 of the Reference Form. In the 2023 fiscal year, the Board of Directors ceased to participate in the Company's ILP programs, so that in 2023 no new awards were made to the directors, who received only Fixed Compensation.

For 2024, subject to approval of the Long-Term Incentive Plan via Grant of the Right to Receive Shares ("Standard ILP"), members of the Executive Board shall receive, as ILP, awards of restricted shares and performance shares pursuant to the Standard ILP, in accordance with the information presented in item 8.4 of the Reference Form.

In addition, subject to approval of the Executive Partner Program ("Executive Partner Program"), in 2024, certain statutory officers of the Company shall receive, as ILP, a single and extraordinary grant to the Chief Executive Officer and two vice-president officers, of the right to receive Company's shares, being the Chief Executive Officer, the Commercial and Logistics Vice-president Officer and the Operations Vice-president Officer, according to the information presented in item 8.4 of the Reference Form.

Until the 2022 fiscal year, members of the Executive Board and of the Board of Directors received stock option awards as Long-Term Incentives (ILP) and, in 2023, a single award of phantom shares was made to the officers.

- ***its proportion in the total compensation in the last 3 fiscal years***

The tables below show the proportion of each element in the managers' total compensation in the last 3 fiscal years:

For the fiscal year ended December 31, 2023:

	% of total compensation			
	Fixed Compensation	**Short-term incentives**	**Long-term incentives**	**Total**
Board of Directors	55.09%	0.00%	44.91%	100%
Executive Board	20.10%	35.58%	44.33%	100%
Fiscal Council	100.00%	-	-	100%

For the fiscal year ended December 31, 2022:

	% of total compensation			
	Fixed Compensation	**Short-term incentives**	**Long-term incentives**	**Total**
Board of Directors	43.56%	40.24%	16.20%	100%
Executive Board	21.69%	66.27%	12.04%	100%
Fiscal Council	100%	-	-	100%

For the fiscal year ended December 31, 2021:

	% of total compensation			
	Fixed Compensation	**Short-term incentives**	**Long-term incentives**	**Total**
Board of Directors	44.67%	34.35%	20.98%	100%
Executive Board	48.10%	36.53%	15.37%	100%
Fiscal Council	100%	-	-	100%

- ***its calculation and adjustment methodology***

For purposes of setting and adjusting the managers' Fixed Compensation, the Company regularly conducts market surveys in order to evaluate whether the criteria and conditions adopted by it for determining compensation are satisfactory and allow the retention of professionals, and analyzes the need to propose adjustments to any compensation component that may be misaligned. Those surveys are carried out on an annual basis by a reputed expert consultant firm engaged by the Company, and rely on the analysis of data from major companies in the Brazilian market with revenues and size similar

to the Company's. In addition, with regard to members of the Executive Board, since they are hired under the Brazilian Labor Laws (CLT) and in accordance with the applicable legislation, their salaries are subject to the restatement index determined by collective bargaining with the union. For the 2024 fiscal year, the Board of Directors is proposing to adjust the current salary scale, in line with market practices indicated by an internationally recognized compensation expert consulting firm engaged by the Company, thereby adjusting the base salary in order to maintain the officers' Fixed Compensation at P50 (50th percentile), as recommended by the consultant firm.

With regard to the Short-Term Incentive (ICP) for members of the Executive Board, composed only by payments made under the PPR, calculation of the amounts is structured in the form of a scorecard, as already described in this item. The financial and non-financial indicators that compose the scorecard are independent from each other and are defined in line with the Company's strategic planning, pursuant to dealings carried out in accordance with specific legal provisions (Law No. 10,101/2000), as further detailed below. Profit-sharing is therefore linked to the Company' and to the officers' performance, pursuant to the PPR. Furthermore, until the fiscal year ended December 31, 2022, members of the Executive Board also received bonus payments, calculated based on performance indicators aligned with the Company's strategic planning.

With respect to the Long-Term Incentives (ILP), calculation of the number of restricted shares and performance shares to be awarded shall be determined based on (i) a salary multiple, according to the grade held by the participant; and (ii) the average share price on the twenty (20) trading sessions preceding the award.

For 2024, the Board of Directors contemplates Fixed Compensation, Short-Term Incentive (ICP) and Long-Term Incentive (LTI), taken as a whole (*total cash*), within the P75 (75th percentile), as recommended by a compensation expert consulting firm engaged by the Company .

- ***key performance indicators taken into account including, where appropriate, ESG-related indicators***

    - *PSP*

As aforementioned, as of 2024 the PSP will have a cut off corresponding to achievement of, at least, 80% of the target Pre-IFRS 16 EBITDA, as a condition for the PSP to be triggered. In other words, if Pre-IFRS 16 EBITDA in 2024 is lower than 80% of the target Pre-IFRS 16 EBITDA for 2024, the initial PSP trigger will not be met and, therefore, no payment will be due as PPR. Such cut off will apply to all PSP beneficiaries.

If the Pre-IFRS 16 EBITDA in 2024 is equal to or higher than 80% of the target Pre-IFRS 16 EBITDA for 2024, the initial trigger of the PSP will have been met, in which case the level of achievement of the goals set out in the PSP scorecard shall be determined, with the consequent calculation of the percentage of the target amount that each officer is entitled to receive.

With regard to the other indicators, the PSP is structured in the form of a scorecard, in which specific target-goals are defined for each indicator. The scorecard is composed of corporate indicators (indicative of the Company's overall performance, 50% weight) and specific indicators of the area/board of the concerned professional, which include general indicators (quantitative and qualitative with respect to the area's/board's performance, 30% weight), and individual indicators (quantitative and qualitative with respect to the professional's performance, 20% weight), as shown in the following table:

	INDICATOR PROPOSALS	ACHIEVEMENTS MIN	GOAL	MAX
CUT OFF Trigger for PSP payment	Pre-IFRS 16 EBITDA	80%	-	-
CORPORATE INDICATORS Represent 50% of the Total Indicator Value	Net Sales	95%	100%	105%
	Net Profit	80%	100%	120%
	Net Debt	80%	100%	120%
	Pre-IFRS 16 Consolidated EBITDA (% of Net Sales – stores opened until December, 2022)	80%	100%	120%
	ESG	80%	100%	120%
AREA/BOARD INDICATORS Represent 30% of the Total Indicator Value	Specific quantitative and qualitative indicators of each Executive Board (Examples: Break Percentage on Net Sales; Expansion Plan; CAPEX - Cash-out; Turnover Percentage; Cash Margin Volume; Supplier Financing; Market Share)	80%	100%	120%
INDIVIDUAL INDICATORS Represent 20% of the Total Indicator Value	Individual qualitative and quantitative goals	80%	100%	120%
TOTAL 100%				

With regard to corporate indicators (which represent 50% of the panel), allocation of weights and calculation in 2024 shall be as follows:

INDICATORS	WEIGHT	CONCEPT	CALCULATION
INDICATOR 1: Net Sales	10.0%	Net Sales based on 'Same Store' stores open until Dec/22.	Net Sales = Gross Sales - Taxes/Deductions
INDICATOR 2: Net Profit – Assaí Total	10.0%	Reflects the final result of the Company's operations after all deductions for expenses, costs and taxes.	Net Profit = Net Revenue - Total Costs - Total Expenses + Equity Income or loss + Financial Income or loss - Income Tax and Social Contribution on Profit
INDICATOR 3: Net Debt	12.5%	Obtained by the sum of the Company's financial obligations (Loans and Financing) minus the amount in cash and cash equivalents.	Net Debt = Discounted Receivables + Balance payable of hypermarket acquisitions

INDICATOR 4: Pre-IFRS 16 Consolidated EBITDA (% of Net Sales – stores opened until December, 2022)	12.5%	Represents earnings before interest, taxes, depreciation and amortization.	Pre-IFRS 16 Consolidated EBITDA (% of Net Sales – stores opened until December, 2022) = Operating Income before Financial Income or loss and Taxes + Other Operating Expenses, Net + Depreciation and Amortization
INDICATOR 5: Women in leadership positions (ESG)	2.5%	Determines the representativeness of women in leadership positions (managers and above), compared to the total number of active leaders in the Company (managers and above).	Percentage of Women in Leadership Positions = Total Women in Leadership Positions in 2024 / Total Staff Members in Leadership Positions in 2023
INDICATOR 6: Reduction of CO_2 emissions (ESG)	2.5%	Determines the percentage of reduction of CO_2 emissions from Scope 1 (Carbon Footprint) and Scope 2 (Ton of CO_2 Equivalent).	Percentage of CO_2 Reduction = Target Percentage of Reduction of CO_2 Emissions for the period × Percentage of Reduction of CO_2 Emissions in the period
	50.0%		

The selection of indicators was based on the following reasons:

- Net Sales: This indicator is essential for assessing the company's financial performance, providing insights into the revenue generated by sales of stores open until December 2022 after deductions such as returns and discounts.

- Net Profit: this is a key indicator of the company's profitability, representing total revenue minus all expenses and taxes. It is essential for assessing operational efficiency and ability to generate profit.

- Net Debt: Looking at the indicator is very important to assess the company's financial health, calculated by subtracting net assets from total debt. It helps assess the ability to pay its short and long-term debts.

- Pre-IFRS 16 Consolidated EBITDA (% of Net Sales – stores opened until December, 2022): Chosen to align with shareholder expectations, since this indicator measures the company's operating profitability, excluding the effects of financial leasing. A useful metric for assessing the company's operating efficiency and cash generation capacity.

- ESG (Environmental, Social and Governance): ESG indicators are important for measuring the Company's performance in the environmental, social and governance spheres. Monitoring indicators such as the representation of women in leadership positions and total carbon emissions (scopes 1 and 2) is material to evaluate the Company's social and environmental impact, as well as its corporate liability.

The Company remains engaged in the responsibility and commitment to operate based on ESG metrics, with a direct impact on the short-term variable compensation of its statutory officers.

Some of those indicators are strictly financial and the others are measurable factors that contribute to the Company's results and, therefore, are related to its financial performance.

- *Standard ILP*

With regard to the award of performance shares under the Standard ILP, performance indicators will be defined taking into account the following main purposes:

- to preserve its relevance and position towards its peers in the cash & carry segment;
- to ensure the generation of sustainable value of the Company's business;
- to assure the long-term profitability of the Company's business; and
- To ensure an adequate level of profitability of the Company's operations, preserving sound profit margin levels vis-à-vis the Company's track record.

In addition, in setting performance goals for each indicator the Board of Directors will be guided by the following principles:

- goals will be challenging with respect to the Company's historical performance; and
- the targets will be defined according to the budget and the strategic plan approved by the Board of Directors and there will be no readjustment or reduction of the targets during the measurement period, except in the case of revisions to the budget and/or strategic plan that distort the indicators and require a readjustment of the targets, in which case the revision of the targets will be aimed at reflecting the budget revisions, thus maintaining the objectives initially sought.

For 2024, the Board of Directors will use the following indicators for the officers' performance goals, in line with the Company's long-term strategy:

INDICATOR	WEIGHT	CONCEPT	CALCULATION
INDICATOR 1: Operational Cash Flow (OCF)	35.0%	Represents all monetary inflows and outflows related to the Company's operation (target activity). Does not include activities related to investments and financing	OCF = Influx of Sales - Taxes on Goods – Suppliers and General Expenses - Income Tax and Social Contribution
INDICATOR 2: Return on Invested Capital (ROIC)	35.0%	Measures the efficiency which the Company generates profits from the total capital invested in its business. Represented as a percentage	ROIC = NOPAT / (Total Working Capital + Fixed Assets + Intangible Assets)

INDICATOR 3: Black people in Leadership Positions (ESG)	5.0%	Determines the representativeness of black staff members in leadership positions (managers and above), as compared to the total number of active leaders in the Company (managers and above)	Percentage of Black people in Leadership Positions = Total Black Individuals in Leadership Positions / Total Employees in Leadership Positions
INDICATOR 4: Reduction of CO_2 Emissions (ESG)	5.0%	Calculates the percentage of CO_2 emission reduction from scope 1 (Carbon Footprint) and scope 2 (Ton of CO_2 Equivalent)	CO_2 Reduction Percentage = Reduction Target Percentage for the period, multiplied by the achieved CO_2 Reduction
INDICATOR 5: Successor training	**20.0%**	Mapping, monitoring and development of employees to become future successors of the current Company's executives.	Training of Successors = Number of successors mapped for each executive and Monitoring of the development plan.
	100,0%		

The selection of indicators was based on the following reasons:

- Operating Cash Flow (OCF): The OCF is a fundamental indicator to evaluate the Company's financial health, as it demonstrates its ability to generate cash from its operations, which is essential to assure the long-term financial feasibility and sustainability of the business.

- Return on Invested Capital (ROIC): ROIC is the key-metric for evaluating the efficiency of the Company's investments, as it demonstrates the ability to generate positive returns vis-à-vis the invested capital, providing valuable insights into the financial management and the creation of value for the shareholders.

- ESG (Environmental, Social and Governance): ESG indicators are important for measuring the Company's performance in the environmental, social and governance spheres. Monitoring indicators such as the representation of black people in leadership positions and total carbon emissions (scopes 1 and 2) is material to evaluate the Company's social and environmental impact, as well as its corporate liability.

- Formation of Successors: The condition of Formation of Successors reflects the Company's commitment to developing talented people and preparing leaders for its future. Formation of Successors is of paramount importance to assure the long term existence and success of the Company's business, stimulating a culture of learning and growth.

The other terms and conditions of the Standard ILP are described in item 8.4 of the Reference Form.

  - *Executive Partner Program*

With respect to awards of performance shares under the Executive Partner Program, the final number of performance shares to which participants will be entitled will depend on the level of achievement of the Earnings per Share ("EPS") goal at the end of the single vesting term (*cliff*) of 7 years, among the 3 levels of EPS goals.

The participant will be entitled to a target number of performance shares for each level of achievement, according to the EPS target achievement curve.

The EPS target achievement curve will start at the minimum trigger corresponding to an EPS equal to or greater than IPCA + 20% p.a. Starting from the minimum trigger of IPCA + 20% p.a., the percentage of the number of shares issued by the Company to which the Participant will be entitled will increase proportionally with the increase in the EPS of CAGR, whereby for (i) the CEO, for each percentage point above the CAGR of IPCA + 20% p.a., he will have a percentage of 0.125 p.p., up to a maximum of 1.20% of the total number of shares issued by the Company; and (ii) each of the vice-president officers, for each percentage point above the CAGR of the EPS of IPCA + 20% p.a., they will have a percentage of 0.0125 p.p., up to a maximum of 0.20% of the total number of shares issued by the Company. If the minimum trigger of the EPS target curve is not reached, the participant will lose the right to the performance shares. The chart below shows how the Executive Partner Program is structured.



Executive Partner Program
Evolution of EPS vs Distribution of % and shares issued by the Company
Program start trigger
EPS: IPCA + 20% p.y.
Maximum
1.6%
0.4%
0.4%
0.4%
0.4%
EPS growth
RETENTION
PERFORMANCE

The other terms and conditions of the Executive Partner Program described in item 8.4 of the Reference Form.

(ii) reasons justifying the composition of the compensation

We took into account the challenging scenario of consistent accelerated growth and increase in market share for more than 10 consecutive years, the constant adjustments in the business governance model to assure the required transparency, reliability, agility and autonomy to maintain its growth pace, the implementation of new products and services for its differentiation and an extremely competitive market with many national and local *players*, which call for a constant quest for innovation and evolution of our business, as well as an alignment of its managers with the current and future challenges of the business, constituting a role model and example for other employees, with behaviors and attitudes that represent its culture and values.

Given this challenging scenario, we need to maintain an attractive compensation proposal for our business model. We are a growing company and we want to retain the best and most experienced professionals, preserve knowledge of the business and primarily of its strategies and to avoid losing strategic resources and talents in critical and high-impact positions in the Company.

(iii) existence of members not compensated by the issuer and the reason for such fact

One of the current directors does not receive any type of compensation on account of his/her position as a member of the Board of Directors, as he holds the position of Chief Executive Officer of the Company and is compensated for such office.

(d) existence of compensation supported by subsidiaries, controlled or direct or indirect controlling entities

Compensation of managers and committee members is exclusively borne by the Company.

(e) existence of any compensation or benefit linked to occurrence of a certain corporate event, such as the transfer of the issuer's corporate control

The Standard ILP and the Executive Partner Program establish conditions for accelerating the vesting of the grants in the event of a sale of control, acquisition of a relevant stake in the Company's capital, public offering for the cancellation of the Company's registration as a publicly-held company or for the de-listing of the Company of the Novo Mercado segment of B3, as described in the respective plans.

8.2. Total compensation recognized as income statement for the last 3 fiscal years and that planned for the current fiscal year

Total compensation expected for the fiscal year ending 12/31/2024 - Annual Amounts				
	Board of Directors	**Executive Board**	**Fiscal Council**	**Total**
Total number of members	9.00	4.30	3.00	16.30
Number of members receiving compensation	8.00	4.30	3.00	15.30
Annual fixed compensation				
Salary or *pro-labore*	7,710,600.00	10,985,764.00	496,985	20,010,738.00
Direct and indirect benefits	0.00	816,599.00	0.00	816,599.00
Participation in committees	3,109,800.00	0.00	0.00	3,109,800.00
Others		0.00	0.00	
Description of other fixed compensation	see "Note"	n/a	n/a	see "Note"
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	18,544,579.00	0.00	18,544,579.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	926,042.00	0.00	926,042.00
Description of other variable compensation	n/a	see "Note"	n/a	see "Note"
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	2,060,550.00	0.00	2,060,550.00
Stock-based (including options)[1]	0.00	16,486,478.00	0.00	16,486,478.00
Total compensation	**10,820,400.00**	**49,820,011.00**	**496,985.00**	**61,137,396.00**
Note	In accordance with Annual Circular Letter 2023 CVM/SEP, the number of members of the Board of Directors, Executive Board and Fiscal Council was determined according to the annual average of the number of members of each such body, calculated monthly, to two decimal places. Amounts disclosed in the above table with respect to "Salary or *pro labore*" do not include labor charges incumbent upon the Company, pursuant to Annual Circular Letter 2023 CVM/SEP. Amounts disclosed in the above table under "Description of other variable compensation" correspond to payments of the final installments of a long-term incentive program through cash payment.			

[1] This table does not take into account the expense resulting from the Executive Partner Program, which is included in the agenda for the Shareholders' Special Meeting (EGM) to be held on April 26, 2024. If the Executive Partner Program is approved at such EGM, the corresponding expense resulting from the Executive Partner Program for 2024 will also be the subject of a resolution at that EGM and, therefore, will have already been approved by the shareholders. Accordingly, we inform in item 8.20 of this Form the estimated expense of the Executive Program for 2024, as well as an alternative table to the above, which considers the expense resulting from the Executive Partner Program for 2024 in the estimated total compensation for 2024, which should be taken into account if the Executive Partner Program is approved at the aforementioned EGM.

Total Compensation for the Fiscal Year ended 12/31/2023 - Annual Amounts				
	Board of Directors	**Executive Board**	**Fiscal Council**	**Total**
Total number of members	9.00	5.00	3.00	17.00
Number of members receiving compensation	8.00	5.00	3.00	16.00
Annual fixed compensation				
Salary or *pro-labore*	7,595,571.92	8,846,932.72	456,960.00	16,899,464.64
Direct and indirect benefits	328,329.76	632,181.79	0.00	960,511.55
Participation in committees	1,886,667.00	0.00	0.00	1,886,667.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation	see "Note"	n/a	n/a	see "Note"
Variable compensation				
Bonus	0.00	4,889,677.91	0.00	4,889,677.91
Profit sharing	0.00	11,887,898.21	0.00	11,887,898.21
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	10,017,366.38	0.00	10,017,366.38
Description of other variable compensation	n/a	see "Note"	n/a	see "Note"
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including options)	7,996,365	10,886,647.38	0.00	18,883,012.38
Total compensation	**17,806,933.32**	**47,160,704.39**	**456,960.00**	**65,424,597.72**
Observation	In accordance with Annual Circular Letter 2023 CVM/SEP, the number of members of the Board of Directors, Executive Board and Fiscal Council was determined according to the annual average of the number of members of each such body, calculated monthly, to two decimal places. Amounts disclosed in the above table with respect to "Salary or *pro labore*" do not include labor charges incumbent upon the Company, pursuant to Annual Circular Letter 2023 CVM/SEP. Amounts disclosed in the "Bonuses" line correspond to short-term incentives via cash payments. Amounts disclosed in the above table under "Description of other variable compensation" correspond to payment under a long-term incentive program via cash payment. Amounts disclosed in the above table under "Stock-based (including options)" for the Board of Directors refer to accounting effects of acceleration of the vesting of stock-based payments specifically awarded to former members of the old Board of Directors. Amounts disclosed in the above table under "Stock-based (including options)" refer to the *pro rata* accounting of awards made in previous fiscal years and of the award of phantom shares to take place in 2023.			

Total Compensation for the Fiscal Year ended 12/31/2022 - Annual Amounts				
	Board of Directors	**Executive Board**	**Fiscal Council**	**Total**
Total number of members	9.00	5.00	3.00	17.00
Number of members receiving compensation	7.83	5.00	3.00	15.83
Annual fixed compensation				
Salary or *pro-labore*	13,258,236.00	7,590,036.00	584,180.00	21,411,600.00
Direct and indirect benefits	2,355,227.00	526,061.00	0.00	2,881,288.00
Participation in committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation	n/a	n/a	n/a	n/a
Variable compensation				
Bonus	14,421,250.00	23,500,616.00	0.00	37,921,866.00
Profit sharing	0.00	18,637,276.00	0.00	18,637,276.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	1,744,140.00	0.00	1,744,140.00
Description of other variable compensation	n/a	see "Note"	n/a	see "Note"
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including options)	5,804,604.00	7,116,663.00	0.00	12,921,267.00
Total compensation	**35,839,316.00**	**59,114,792.00**	**584,180.00**	**95,538,288.00**
Observation	In accordance with Annual Circular Letter 2023 CVM/SEP, the number of members of the Board of Directors, Executive Board and Fiscal Council was determined according to the annual average of the number of members of each such body, calculated monthly, to two decimal places. Amounts disclosed in the above table with respect to "Salary or *pro labore*" do not include labor charges incumbent upon the Company, pursuant to Annual Circular Letter 2023 CVM/SEP. Amounts disclosed in the above table under "Description of other variable compensation" correspond to payment under a long-term incentive program via cash payment.			

Total Compensation for the Fiscal year ending 12/31/2021 - Annual Amounts				
	Board of Directors	**Executive Board**	**Fiscal council**	**Total**
Total number of members	9.00	4.83	3.00	16.83
Number of members receiving compensation	8.00	4.83	3.00	15.83
Annual fixed compensation				
Salary or *pro-labore*	13,893,505.35	18,665,131.89	331,340.21	32,889,977.45
Direct and indirect benefits	1,242,658.01	407,730.25	-	1,650,388.26
Participation in committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation	n/a	n/a	n/a	n/a
Variable compensation	**11,639,545.69**	**0.00**	**0.00**	**11,639,545.69**
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	14,485,075.83	0,00	14,485,075.83
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	n/a	n/a	n/a	n/a
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including options)	7,110,892.25	6,095,490.98	0.00	13,206,383.23
Total compensation	**33,886,601.30**	**39,653,428.95**	**331,340.21**	**73,871,370.46**
Observation	In accordance with Annual Circular Letter 2023 CVM/SEP, the number of members of the Board of Directors, Executive Board and Fiscal Council was determined according to the annual average of the number of members of each such body, calculated monthly, to two decimal places. Amounts disclosed in the above table with respect to "Salary or *pro labore*" do not include labor charges incumbent upon the Company, pursuant to Annual Circular Letter 2023 CVM/SEP.			

8.3. Variable compensation for the last 3 fiscal years and that planned for the current fiscal year

Variable compensation planned for the current fiscal year ending 12/31/2024

	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9.00	4.30	3.00	16.30
Number of members receiving compensation	8.00	4.30	3.00	15.30
Bonus				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if goals are achieved	0.00	0.00	0.00	0.00
Profit sharing				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	18,544,579.00	0.00	18,544,579.00
Amount provided for in the compensation plan if goals are achieved	0.00	12,363,052.50	0.00	12,363,052.50

Variable compensation planned for the fiscal year ended 12/31/2023

	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9.00	5.00	3.00	17.00
Number of members receiving compensation	8.00	5.00	3.00	16.00
Bonus				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	12,484,760.00	0.00	12,484,760.00
Amount provided for in the compensation plan if goals are achieved	0.00	12,484,760.00	0.00	12,484,760.00
Amount effectively recognized as income statement	0.00	4,88,.677.91	0.00	4,889,677.91
Profit sharing				
Minimum amount provided for in the compensation plan	0.00	0,00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	14,887,295.00	0.00	14,887,295.00
Amount provided for in the compensation plan if goals are achieved	0.00	11,066,308.50	0.00	11,066,308.50
Amount effectively recognized as income statement	0.00	11,887,898.21	0.00	11,887,898.21

The amount reported under "Amount effectively recognized as income or loss for the year" is higher than the amount under "Amount provided for in the compensation plan, if goals are achieved", as the verified results were higher than 100% of the established goal.

Variable compensation - fiscal year ended 12/31/2022

	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9.00	5.00	3.00	17.00
Number of members receiving compensation	7.83	5.00	3.00	15.83
Bonus				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	14,421,250.00	25,244,756.00	0.00	39,666,006.00
Amount foreseen in the compensation plan if goals are achieved	13,817,500.00	11,682,051.00	0.00	25,499,551.00
Amount effectively recognized as income statement	14,421,250.00	25,244,756.00	0.00	39,666,006.00
Profit sharing				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	19,875,822.22	0.00	19,875,822.22
Amount foreseen in the compensation plan if goals are achieved	0.00	9,937,911.11	0.00	9,937,911.11
Amount effectively recognized as income statement	0.00	18,637,276.00	0.00	18,637,276.00

The amount reported under "Amount effectively recognized as income or loss for the year" is higher than the amount under "Amount provided for in the compensation plan, if goals are achieved", as the verified results were higher than 100% of the established goal.

Variable compensation - fiscal year ended 12/31/2021

	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9.00	4.83	3.00	16.83
Number of members receiving compensation	8.00	4.83	3.00	15.83
		Bonus		
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan if the targets were met	0.00	0.00	0.00	0.00
Amount effectively recognized as income statement	0.00	0.00	0.00	0.00
		Profit sharing		
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	35,231,021.00	0.00	35,231,021.00
Amount foreseen in the compensation plan if the targets were met	0.00	17,615,511.00	0.00	17,615,511.00
Amount effectively recognized as income statement	0.00	14,485,075.00	0.00	14,485,075.00

8.4. Stock-Based Payment Plans for the Board of Directors and Executive Board, in force in the last fiscal year and planned for the current fiscal year

The Company's stock-based incentive plans and programs are described below:

(a). general terms and conditions

- ***Options Plans***

On December 31, 2020, the Company's shareholders approved at a Shareholders' Special Meeting (i) the Stock Option Plan and its related standard award agreement ("Option Plan"); and (ii) the Stock Option Compensation Plan and its related standard award agreement ("Option-Based Compensation Plan" and, together with the Option Plan, the "Option Plans").

Additionally, as a result of the spin-off described in item 1.1 of this Reference Form, the Company's managers are still entitled to awards made under the plans of Companhia Brasileira de Distribuição ("GPA"), namely the Stock Option Plan ("GPA Option Plan") and the Stock Option Compensation Plan ("GPA Compensation Plan" and, together with the GPA Option Plan, the "GPA Plans"), approved at the Special Meeting of GPA's Shareholders held on May 9, 2019, and amended at the Annual and Special Meetings held on April 24, 2015 and April 25, 2019 and at the Special Shareholders' Meeting held on December 30, 2019. In the fiscal year ended December 31, 2022, options granted by GPA under Series B7 of the GPA Compensation Plan and Series C7 of the GPA Option Plan were in force. For information on GPA's Plans, see item 8.4 of GPA's Reference Form.

Options Plans are managed by the Company's Board of Directors, which instituted the Human Resources, Culture and Compensation Committee ("Committee") to advise it on the management of the Options Plans, among other matters.

Each series of stock option awards under the Option-Based Compensation Plan is assigned letter "B" followed by a number and, under the Option Plan, letter "C" followed by a number. In the fiscal year ended December 31, 2023, options granted under Series B7, C7, B8, C8, B9 and C9 of the Option Plans were in force.

It should be noted that participation in the Option Plans does not interfere with sums to which the participant is entitled as a manager of the Company, such as salary, fees, *pro-labore*, benefits, profit sharing and/or any other advantage or compensation.

As of 2024 (inclusive), the Option Plans will be discontinued, so that no new stock options will be granted under the Option Plans.

- ***Award of Phantom Shares***

Exclusively for the 2023 year, the Company awarded phantom shares to members of the Executive Board, which represent the right to receive the value of a certain number of shares issued by the Company on the dates of *vesting*, with payment in cash to the beneficiary.

Each of the awarded phantom shares represents the right to receive, in cash, an amount equal to the average price of one (1) share of the Company in the 20 trading sessions immediately preceding each date of vesting, provided that the beneficiary is working with the Company on such date of vesting.

In addition to the vesting cycle, the right to phantom shares will depend on the achievement of performance goals (ESG and Operating Cash Flow metrics), to be verified on each vesting date, of which (i) 50% shall be intended for retention of the executives (*vesting*) and (ii) 50% shall result from performance indicators. Performance indicators consist of ESG metrics (people with disabilities, renewable energy matrix and women in leadership), with a 30% weight, and an Operating Cash Flow indicator as a percentage of net revenue, with a 70% weight. The 50% resulting from achievement of the performance indicators will have goals defined for each vesting date and failure to achieve them in the 3rd or 4th may be offset by achievement in the following year or both in the 5th year. Achievement of goals is linked to a 10% absolute variation range.

In addition, the award of phantom shares will be replaced with the right to receive Company's shares under the Standard ILP, maintaining the same original economic conditions and vesting periods, so that the only material change will be that phantom shares will now be settled in Company's shares and no longer in cash.

- ***Standard ILP***

Assuming the approval of the Standard ILP, the officers' long-term incentive for 2024 will be the grant of the right to receive Company's shares under the Standard ILP, provided that (i) 30% of each officer's award shall be conditioned solely upon the officer's compliance with the condition of permanence during the vesting period (restricted shares - time vesting), and (ii) 70% of each officer's award shall be conditioned, in addition to compliance with the vesting period, upon achievement of certain performance targets (performance shares - performance vesting), with an achievement and payment curve of 90% to 110% of the target sum of shares, assuming the established target-goals.

Regarding the Company's Chief Executive Officer (CEO), (i) 30% of his/her award (consisting of restricted shares – time vesting) will be subject to a vesting period of up to 5 years, with a 33% partial release in the 3rd year, 33% in the 4th year and 34% in the 5th year; and (ii) 70% of his/her award (consisting of performance shares – performance vesting) will be subject to a single 5-year vesting period (*cliff*), upon expiration of which the percentage of achievement of the established target-goals shall be verified.

For the other officers, there will be a single 3-year vesting period (*cliff*), both for the 30% of their award (consisting of restricted shares - time vesting) and for the 70% of their award (consisting of performance shares - performance vesting). At the end of the 3rd year, the percentage of achievement of the established target-goals shall be verified.

- ***Executive Partner Program***

Assuming the approval of the Executive Partner Program, the Chief Executive Officer (CEO) and two Vice-President Officers will receive a single extraordinary award of the right to receive Company's shares, with the following characteristics:

(i) The CEO will be granted the right to receive up to 1.5% of the total number of shares issued by the Company, of which (1) 0.3% of the total number of shares issued by the Company capital stock composed of restricted shares (retention), with vesting of 0.09% of the total number of shares issued by the Company in the 5th year and 0.21% of the total number of shares issued by the Company in the 7th year; (2) up to 1.2% of the total number of shares issued by the Company composed of performance shares, with a single 7-year vesting (*cliff*) bound by the achievement of the performance condition measured by EPS. The right to performance shares may vary from 0% to 1.2% of the total number of shares issued by the Company, depending on the curve of achievement of the performance goals. Shares so received remain subject to a 3-year lock-up period years.

(ii) Each of the Vice-President Officers will be granted the right to receive up to receive an award of 0.25% of the total number of shares issued by the Companytotal number of shares issued by the Company , of which : (1) 0.05% of the total number of shares issued by the Company composed of restricted shares (retention), with vesting of 0.015% of the total number of shares issued by the Company in the 5th year and 0.035% of the total number of shares issued by the Company in the 7th year; (2) up to 0.2% of the total number of shares issued by the Company composed of performance shares, with a single 7-year vesting (*cliff*) period bound by the achievement of the performance condition measured by EPS. The right to performance shares may vary from 0% to 0.2% of the total number of shares issued by the Company , depending on the curve of achievement of the performance goals. The curve starts with a minimum growth of IPCA + 20% per year of EPS. Shares so received remain subject to a 3-year lock-up period.

(b) date of approval and incumbent management body

The Option Plans were approved by the Company's shareholders at the Special Meeting held on December 31, 2020.

The award of phantom shares was approved by the Board of Directors at a meeting held on June 14, 2023, as well as by the Shareholders' Special Meeting held on July 14, 2023.

The Standard ILP and the Executive Partner Program are subject to approval by the Company's shareholders at the Special Meeting to be held on April 26, 2024.

(c) maximum number of shares involved

- ***Options Plans***

Stock options granted pursuant to the Option Plans may confer acquisition rights in a number of shares not exceeding 2% of the total number of common shares issued by the Company, with respect to the Option Plans. The total number of shares issued or issuable pursuant to the Option Plans is subject to adjustments by virtue of stock splits, reverse stock splits and bonuses.

As aforementioned, from (and including) 2024, the Option Plans will be discontinued for the members of the Board of Directors and for the Company's employees, so that no new stock options will be granted under the Option Plans.

- ***Award of Phantom Shares***

The award of phantom shares does not provide for actual delivery of the Company's shares.

- ***Standard ILP***

The maximum number of shares that may be delivered under the Standard ILP corresponds to 1.5% of the total number of shares issued by the Company as of the date of each award, subject to the adjustments provided for in the Standard ILP.

- ***Executive Partner Program***

The maximum number of shares that may be delivered under the Executive Partner Program corresponds to up to 2% of the total number of shares issued by the Company as of the date of approval

of the Executive Partner Program, subject to the adjustments provided for in the Executive Partner Program.

(d) maximum number of options to be granted

- ***Options Plans***

The maximum number of options to be granted is limited to the maximum number of shares covered by the Option Plans, as described in item (c) above.

Each stock option will entitle the Participant to subscribe for or acquire one (1) common share issued by the Company.

- ***Award of Phantom Shares***

Not applicable, since the award of phantom shares does not provide for the grant of options.

- ***Standard ILP***

Not applicable, since the Standard ILP does not provide for the granting of options.

- ***Executive Partner Program***

Not applicable, since the Executive Partner Program does not provide for the grant of options.

(e) conditions for the acquisition of shares

- ***Options Plans***

Options wards were formalized by the execution of award agreements by and between the Company and the Participant, which specify the total number of shares subject to the relevant options, the term and conditions for effective vesting of the options, the conditions for the exercise of options, the acquisition price and the conditions of payment, with due regard to the provisions of the Option Plans, as applicable.

For purposes of the Option Plans, the date of the committees resolution on the series of option awards shall be the date on which the options shall be deemed awarded to the relevant Participants, provided that the Participant, agrees to join the Option Plans, as applicable, even if on a date subsequent to the date of the committee's resolution, by means of formalization of the Stock Option Agreement ("Award Date").

Participants willing to exercise their stock options must notify the Company in writing of their intention to do so during the Exercise Period (as defined in item (i) below), indicating the number of options they wish to exercise. Such notice shall use the exercise form template attached to the respective Stock Option Agreement ("Option Exercise Form").

The Participant may exercise his/her stock options in whole or in part, on one or more occasions, provided that for each exercise he/she submits the corresponding Option Exercise Form during the Exercise Period.

- ***Award of Phantom Shares***

As aforementioned, phantom shares will be subject to a total vesting period of 5 years, with partial vesting from the 3rd year onwards, as follows: 20% in the 3rd year, 20% in the 4th year and 60% in the 5th year.

Furthermore, the right to phantom shares will be subject to the following conditions: (i) 50% of the award will be conditioned solely upon the Officers' permanence with the Company, aiming at retaining the executives and (ii) 50% of the award will be conditioned upon achievement of performance indicators. Performance indicators will consist of ESG metrics (people with disabilities, renewable energy matrix and women in leadership), with a 30% weight, and an Operating Cash Flow indicator as a percentage of net revenue, with a 70% weight.

- ***Standard ILP***

The grants made under the Standard LTI Plan will be allocated as follows: (i) 30% of the granted right will consist of restricted stock, with the actual transfer of shares to participants only occurring upon the completion of a 3-year vesting period (*cliff*) (except for the grant to the CEO, which will have a differentiated vesting period, as indicated below); and (ii) 70% of the granted right will consist of performance shares, with the actual transfer of shares to participants only occurring upon the completion of the 3-year vesting period (*cliff*) subject to the the achievement of performance goals established by the Board of Directors. The final quantity of performance shares that participants will be entitled to will depend on the degree of goal achievement at the end of the 3-year vesting period (*cliff*), ranging from 90% to 110% of the target quantity of shares (with the target quantity of shares assuming 100% goal achievement).

Exclusively for the CEO of the Company, (i) 30% of the granted right will consist of restricted stock, with the actual transfer of shares only occurring upon the completion of a vesting period of up to 5 years, with partial vesting of 33% in the 3rd year, 33% in the 4th year, and 34% in the 5th year; and (ii) 70% of the granted right will consist of performance shares, with the actual transfer of shares only occurring upon the completion of a 5-year vesting period (*cliff*) subject to the the achievement of performance goals established by the Board of Directors. Similarly to other participants in the Standard LTI Plan, the quantity of performance shares that the CEO will be entitled to will also depend on the degree of goal achievement at the end of the 5-year vesting period (*cliff*), ranging from 90% to 110% of the target quantity of shares.

- ***Executive Partner Program***

Awards within the scope of the Executive Partner Program shall be made in the following proportion:

(i) For the CEO, a grant will be made of the right to receive up to 1.5% of the total number of shares issued by the Company , as follows: (i) 0.3% of the total number of shares issued by the Company consisting of restricted shares, with the actual transfer of shares only occurring upon the completion of a total vesting period of 7 years, with partial vesting of 30% of the right to receive the restricted shares, equivalent to 0.09% of the total number of shares issued by the Company , in the 5th year and the remaining balance of 70%, equivalent to 0.21% of the total number of shares issued by the Company, with vesting in the 7th year; and (ii) up to 1.2% of the total number of shares issued by the Company consisting of performance shares, with the actual transfer of shares only occurring upon the completion of a single vesting period (*cliff*) of 7 years bound by the achievement of the performance condition, which will be based on the EPS indicator. The right to performance shares may vary from 0% to 1.2% of

the total number of shares issued by the Company, depending on the level of achievement of performance goals.

(ii) For the Vice President of Sales and Logistics and the Vice President of Operations, a grant will be made of the right to receive up to 0.25% of the total number of shares issued by the Company for each director, as follows: (i) 0.05% of the total number of shares issued by the Company consisting of restricted shares, with the actual transfer of shares only occurring upon the completion of a total vesting period of 7 years, with partial vesting of 30% of the right to receive the restricted shares, equivalent to 0.015% of the total number of shares issued by the Company , in the 5th year and the remaining balance of 70%, equivalent to 0.035% of the total number of shares issued by the Company , with vesting in the 7th year; and (ii) up to 0.2% of the total number of shares issued by the Company consisting of performance shares, with the actual transfer of shares only occurring upon the completion of a single vesting period (*cliff*) of 7 years bound by the achievement of the performance condition based on EPS. The right to performance shares for each participant may vary from 0% to 0.2% of the total number of shares issued by the Company, depending on the level of achievement of performance goals.

The final amount of performance shares to which participants will be entitled will depend on the level of achievement of the EPS goal at the end of the7-year single vesting period (*cliff*), among the achievement curves.

The participant will be entitled to a target quantity of performance shares according to the EPS goal achievement curve.

The EPS goal achievement curve will begin at the minimum trigger corresponding to an EPS equal to or greater than IPCA + 20% p.a.. As from the minimum trigger of IPCA + 20% p.a., the percentage of the number of issued shares representing the total number of shares issued by the Company to which the Participant will be entitled will increase proportionally with the CAGR increase of the EPS, whereby for (i) the Chief Executive Officer, for each percentage point above the EPS of IPCA + 20% p.a., he will have an additional of 0.125 p.p., up to a maximum of 1.20% of the number of issued shares representing the total number of shares issued by the Company; and (ii) each of the vice-president officers, for each percentage point above the EPS of IPCA + 20% p.a., will have an additional of 0.0125 p.p., up to a maximum of 0.20% of the number of issued shares representing the total number of shares issued by the Company. In case the minimum trigger of the EPS target curve is not reached, the participant will lose the right to the performance shares.

(f) criteria for setting the acquisition or exercise price

- ***Options Plans***

The exercise price of each stock option granted under the Option-Based Compensation Plan shall be of R$ 0.01 (one cent).

The exercise price of each stock option for each series granted under the Stock Option Plan shall be 80% (eighty percent) of the average closing price of trades in the Company's common shares in the last twenty (20) trading sessions of B3 S.A. - Brasil, Bolsa, Balcão preceding the date of the call for the meeting of the committee that resolves on the grant of options of that series.

- ***Grant of Phantom Shares***

Not applicable, since phantom shares would originally be settled in cash, without any financial consideration from the participants. In the event that phantom shares are replaced with shares under

the Standard ILP, the Company will transfer those treasury shares without financial consideration from the participants by means of a private transaction pursuant to the applicable legislation.

- ***Standard ILP***

Not applicable. If the conditions for receiving the shares (whether restricted shares or performance shares) are met, the Company will transfer those treasury shares without financial consideration from the participants by means of a private transaction pursuant to the applicable legislation.

- ***Executive Partner Program***

Not applicable. If the conditions for receiving the shares (whether restricted shares or performance shares) are met, the Company will transfer those treasury shares without financial consideration from the participants by means of a private transaction pursuant to the applicable legislation.

(g) criteria for setting the acquisition or exercise term

- ***Options Plans***

The options granted under the Option Plans shall not be exercisable for a period of thirty-six (36) months counted from the Award Date and may only be exercised in the period starting on the first day of the thirty-seventh (37th) month counted from the Award Date and ending on the last day of the forty-second (42nd) month counted from the Award Date, except in the event of acceleration pursuant to item (n) and applicable sub-items below or as authorized by the committee pursuant to the Option Plans.

- ***Grant of Phantom Shares***

Phantom shares are subject to a 5-year total vesting period, with partial vesting from the 3rd year onwards, as follows: 20% in the 3rd year, 20% in the 4th year and 60% in the 5th year.

- ***Standard ILP***

For the Company's Chief Executive Officer, (i) 30% of his/her award consisting of restricted shares - time vesting will be subject to a 5-year vesting period, with partial releases of 33% in the 3rd year, 33% in the 4th year and 34% in the 5th year; and (ii) 70% of its award composed of performance shares - performance vesting will be subject to a 5-year single vesting period (*cliff*), at the end of which the percentage of achievement of the established target-goals will be verified.

The other officers will be subject to a 3-year single vesting period (*cliff*), both for the 30% of their award composed of restricted shares - time vesting and for the 70% of their award composed of performance shares - performance vesting. At the end of the 3rd year, the percentage of achievement of the established target-goals will be verified with respect to the performance shares.

- ***Executive Partner Program***

For the Executive Partner Program, there will be a vesting period of 5 and 7 years, as follows:

(i) For the CEO, there will be a grant of the right to receive up to 1.5% of the total number of shares issued by the Company, as follows: (1) 0.3% of the total number of shares issued by the Company consisting of restricted shares, with the actual transfer of shares only occurring upon the completion of a total vesting period of 7 years, with partial vesting of 30% of the right to receive the restricted shares,

(i) equivalent to 0.09% of the total number of shares issued by the Company , in the 5th year and the remaining balance of 70%, equivalent to 0.21% of the total number of shares issued by the Company , with vesting in the 7th year; and (2) up to 1.2% of the total number of shares issued by the Company consisting of performance shares, with the actual transfer of shares only occurring upon the completion of a single vesting period (*cliff*) of 7 years bound by the achievement of the performance condition, which will be based on the EPS indicator. The right to performance shares may vary from 0% to 1.2% of the total number of shares issued by the Company , depending on the level of achievement of performance goals.

(ii) For the Vice President of Sales and Logistics and the Vice President of Operations, there will be a grant of the right to receive up to 0.25% of the total number of shares issued by the Company for each director, as follows: (1) 0.05% of the total number of shares issued by the Company consisting of restricted shares, with the actual transfer of shares only occurring upon the completion of a total vesting period of 7 years, with partial vesting of 30% of the right to receive the restricted shares, equivalent to 0.015% of the total number of shares issued by the Company , in the 5th year and the remaining balance of 70%, equivalent to 0.035% of the total number of shares issued by the Company , with vesting in the 7th year; and (2) up to 0.2% of the total number of shares issued by the Company consisting of performance shares, with the actual transfer of shares only occurring upon the completion of a single vesting period (*cliff*) of 7 years bound by the achievement of the performance condition based on EPS. The right to performance shares for each participant may vary from 0% to 0.2% of the total number of shares issued by the Company, depending on the level of achievement of performance goals.

(h) settlement method

- ***Options Plans***

Up to the thirtieth (30th) day of the month in which it receives the Option Exercise Form, the Company shall inform to the relevant Participant: (i) the total exercise price to be paid, resulting from multiplying the Exercise Price by the number of options informed by the Participant in the Option Exercise Form; (ii) the date of delivery to the Participant of the shares subject to the exercise of the options, which shall occur after approval of the capital increase resulting from the exercise of the relevant options by the Board of Directors, within the authorized capital pursuant to the Company's Bylaws, upon receipt of the Option Exercise Form; (iii) the number of shares to be delivered to the Participant; and (iv) the term within which the Participant must pay the total exercise price, in local currency, by means of discount applied to the Participant's payroll, provided that the deadline will always be the tenth (10th) day preceding the Share Acquisition Date.

- ***Award of Phantom Shares***

Phantom shares will be settled in cash. In the event of replacement of phantom shares with shares under the Standard ILP, the Company will transfer those treasury shares without financial consideration from the participants, through a private transaction pursuant to the applicable legislation.

- ***Standard ILP***

If the conditions for receiving the shares (whether restricted shares or performance shares) are met, the Company will transfer those treasury shares without financial consideration from the participants, through a private transaction pursuant to the applicable legislation.

- ***Executive Partner Program***

If the conditions for receiving the shares (whether restricted shares or performance shares) are met, the Company will transfer those treasury shares without financial consideration from the participants, through a private transaction pursuant to the applicable legislation.

(i) restrictions on the transfer of shares

- ***Options Plans***

The Compensation Plan does not provide for restrictions on the transfer or circulation of shares obtained from the exercise of options, with due regard to the Board of Directors' attribution to establish such restrictions in the award agreements as it deems necessary.

For a period of one hundred and eighty (180) days from the date of payment, Participants will be prevented from directly or indirectly selling, assigning, exchanging, disposing of, transferring, conferring to the capital of another company, granting an option or entering into any act or agreement that directly or indirectly results or may result in the disposition, for consideration or free of charges, of all or any of the shares acquired through the exercise of the stock option under the Option Plan.

- ***Award of Phantom Shares***

Not applicable, there are no restrictions on the transfer of shares.

- ***Standard ILP***

Not applicable, there are no restrictions on the transfer of shares.

Notwithstanding the above, a Stock Ownership Guidelines Policy will be approved, aimed at establishing certain guidelines regarding the maintenance, by the executives, of full and legitimate ownership of a minimum determined quantity of shares issued by the Company, in order to promote alignment of long-term interests of executives with those of the Company's shareholders and encourage decision-making aimed at sustainable value creation.

Under said policy, (i) the CEO of the Company shall hold shares in an amount equivalent to 5 times their respective annual fixed compensation, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve), with a period of 5 years to achieve 100% of said quantity; (ii) other Statutory Directors shall hold shares in an amount equivalent to 3 times their respective annual fixed compensation, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve), with a period of 5 years to achieve 100% of said quantity.

- ***Executive Partner Program***

Participants may only transfer, trade, assign, lease, encumber and/or otherwise transfer ownership or title to the shares received pursuant to the Executive Partner Program after three (3) years counted from the date of receipt of the shares, with due regard to the right to transfer such shares within the scope of succession planning to vehicles held by the participants and/or their heirs and unless otherwise provided for by the Board of Directors.

Notwithstanding the aforesaid, Stock Ownership Guidelines shall be approved, the purpose of which is to establish certain guidelines regarding maintenance by managers of full and legitimate ownership and holding of shares issued by the Company in a certain minimum number, aiming at an alignment of the

long-term interests of managers with those of the Company's shareholders and encouraging decision-making that seeks the generation of sustainable value.

Under the aforementioned policy, (i) the CEO of the Company shall hold shares in an amount equivalent to 5 times their respective annual fixed compensation, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve), with a period of 5 years to achieve 100% of said quantity; (ii) other Statutory Directors shall hold shares in an amount equivalent to 3 times their respective annual fixed compensation, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve), with a period of 5 years to achieve 100% of said quantity.

(j) criteria and events that, when verified, shall cause suspension, amendment or termination of the plan

- ***Options Plans***

Options granted pursuant to the Option Plans shall be automatically extinguished, and all their effects shall cease as a matter of law, in the following events:

(i) upon their full exercise, as provided for in item 6 of the relevant Option Plan;

(ii) upon expiration of the option term;

(iii) upon termination of the award agreement;

(iv) if the Company is dissolved, liquidated or suffers a decree of bankruptcy; or

(v) in the events provided for in the Option Plans, subject to any specific conditions that the committee may establish for certain Participants.

In the event of any change in the number, type and class of shares existing on the date of approval of the Option Plans resulting from bonuses, stock splits, reverse splits, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, it shall be incumbent upon the committee to make the corresponding adjustment to the number and class of shares subject to the awarded options and their respective exercise price, in order to avoid distortions in the application of the Option Plans.

- ***Award of Phantom Shares***

Phantom shares shall be automatically extinguished, and all their effects shall cease as a matter of law, in the following events:

(i) upon settlement in cash or in shares;

(ii) upon expiration of the phantom shares term, pursuant to the award agreement;

(iii) upon termination of the award agreement; and

(iv) in of the events of Participant's departure, as provided for in the award agreement.

In the event of any change in the number, type and class of shares existing on the date of approval of the Option Plans resulting from bonuses, stock splits, reverse splits, conversion of shares of one type or

class into another or conversion into shares of other securities issued by the Company, it shall be incumbent upon the Committee to make the corresponding adjustment to the number and class of shares phantom shares, as applicable.

- ***Standard ILP***

The Standard ILP shall be effective as of the date of its approval by the General Meeting and shall remain in force for an indefinite period, but may be terminated at any time by resolution of the General Meeting.

The right to receive the shares awarded under the Standard ILP shall be automatically extinguished, and all their effects shall cease as a matter of law, in the following events:

(a) Upon termination of the award agreement;

(b) if the Company is dissolved, liquidated or suffers a decree of bankruptcy; or

(c) in any of the events of Participant's departure provided for in the Standard ILP.

In the event (i) that the Company engages in corporate restructuring transactions, such as transformation, incorporation, merger, spin-off and incorporation of shares; and/or (ii) of transfer of an interest in the capital of any of the Company's Controlled Entities, the Board of Directors and the companies involved in such transactions may determine, at their discretion and without prejudice to other measures decided in equity: (a) the replacement of restricted shares or performance shares with shares, quotas or other securities issued by the Company's successor entity; (b) acceleration of the vesting period, in order to ensure the inclusion of the corresponding shares in the relevant transaction; and/or (c) replacement, in whole or in part, of the right to the shares with a cash payment.

In case the number, type and/or class of the Company's shares existing on the date of approval of this Plan are altered as a result of splits or reverse splits, primary share issues, or other events affecting the capital structure, such as capital increases or reductions, bonuses, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the number of Shares subject to this Plan and the grants made under the terms of this Plan will be automatically adjusted. These adjustments are intended to ensure the proportionality and principles of the Plan, maintaining its correct performance and the incentives as originally provided.

The Plan establishes conditions for accelerating the vesting of the grants in the event of a sale of control, acquisition of a significant stake in the Company's capital, a public offering for the cancellation of the Company's registration as a publicly-held company or for the de-listing of the Company of the Novo Mercado segment of B3, as described in the Plan.

- ***Executive Partner Program***

The Executive Partner Program will come into force on the date of its approval by the General Meeting and will remain in force until the rights and obligations set out in the Plan are fully complied with.

The Plan establishes conditions for accelerating the vesting of the grants in the event of a sale of control, acquisition of a relevant stake in the Company's capital, public offering for the cancellation of the Company's registration as a publicly-held company or for the de-listing of the Company of the Novo Mercado segment of B3, as described in the Plan.

The Executive Partner Program will not prevent (i) the Company from engaging in corporate reorganization transactions, such as transformation, incorporation, merger, spin-off, and incorporation of shares and (ii) the disposal of a stake in the capital of any of the Company's Controlled Entities. The Board of Directors and the companies involved in such operations may determine the measures they decide are equitable for the correct performance of the Plan, and it is certain that in relation to the performance goals the following events may result in an adjustment to the way they are calculated, in order to neutralize the effects of such transactions and maintain the purpose set out in this Plan:

(i) Merger of the Company; Incorporation by the Company of other company(ies) or of shares issued by other company(ies);

(ii) Spin-off of the Company, with the transfer of relevant assets to another company or the formation of another company;

(iii) Acquisition, directly or indirectly, by the Company of other company(ies) and/or relevant assets.

In the event that the number, type and/or class of the Company's shares existing on the date of approval of this Plan are altered as a result of splits or reverse splits, primary share issues, or other events affecting the capital structure, such as capital increases or reductions, bonuses, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the number of Shares subject to this Plan and the grants made under the terms of this Plan will be automatically adjusted. These adjustments are intended to ensure the proportionality and principles of the Plan, maintaining its correct performance and the incentives as originally provided.

(k) effects of the manager's departure from the issuer's management bodies on his/her rights provided for in the stock-based compensation plan

- ***Options Plans***

In the event of the Participant's departure due to dismissal, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to him/her under the Option Plans may be extinct or modified, subject to the provisions below.

If, at any time during effectiveness of the Plan, the Participant:

(i) is involuntarily dismissed from the Company, as applicable, through dismissal without cause or removal from office without breach of manager's duties and attributions, the Participant shall be entitled to exercise, within ten (10) days from the date of dismissal, the number of options calculated on a *pro rata temporis* basis with respect to the Vesting Period. Absent such exercise by the Participant within the aforementioned period, all unexercised options shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification;

(ii) is involuntarily dismissed from the Company, as applicable, through dismissal for cause or removal from office due to breach of manager's duties and attributions, all vested or unvested stock options within the scope of the respective Stock Option Agreement as of the date of his/her departure shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification;

(iii) voluntarily departs from the Company, as applicable, through resignation from his/her employment or position as a manager, all vested or unvested stock options within the scope of the

respective Stock Option Agreement as of the date of his/her departure shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification;

(iv) voluntarily departs from the Company, having retired during the course of the employment contract, the Participant shall be entitled to exercise, within fifteen (15) days counted from the date of departure, all stock options under the Stock Option Agreement, including options stock still under a Vesting Period, subject to the other provisions of item 6 of the Compensation Plan. Absent such exercise by the Participant within the aforementioned period, all unexercised options shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification; and

(v) departs from the Company due to death or permanent disability, within thirty (30) days counted from the date of issuance of the probate proceeding (*inventário*) or the relevant court order designating the heirs and legal successors of the Participant in the event of death or declaration of permanent disability issued by the Brazilian Social Security Institute (INSS), the Participant's heirs and legal successors, as applicable, may exercise all stock options under the Stock Option Agreement, including options stock still under a Vesting Period, subject to the other provisions of item 6 of the Compensation Plan. Absent such exercise by the Participant's heirs and legal successors within the aforementioned period, all unexercised options shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification.

- ***Award of Phantom Shares***

In the event of departure of the executive officer at his/her own initiative, upon resignation from his/her employment and/or position, the date of departure shall be the date on which the Company receives information of the executive's departure, whereupon all his/her phantom shares will be immediately canceled and extinct, both vested and unvested phantom shares, without any type of compensation and/or indemnity to the executive, regardless of prior notice or notification.

If the executive's departure occurs at the company's initiative, through dismissal and removal from office for serious misconduct, the date of departure shall be the date on which the Company the departure, and all of the executive's phantom shares will be immediately canceled and extinct, both vested and unvested phantom shares, without any type of compensation and/or indemnity to the executive, regardless of prior notice or notification.

If the executive's departure occurs by mutual agreement between the Company and the executive or at the Company's initiative, through resignation and removal from office, without serious misconduct, the date of departure shall be the thirtieth (30th) day counted from the date on which the departure is agreed or informed by the company to the executive, who shall thereupon and subject to compliance with the restrictive obligations, be entitled to maintain all vested phantom shares and a portion of the unvested phantom shares that would vest upon expiration of the then-current vesting period, at a X/Y ratio (as defined below), and the remainder unvested phantom shares will be immediately canceled and extinct, both vested and unvested phantom shares, without any type of compensation and/or indemnity to the executive, regardless of prior notice or notification.

In the event that the executive's departure or cessation of the provision of services by the executive occurs as a result of his/her death, retirement or permanent disability (as evidenced by a certificate issued by the Brazilian Institute of Social Security - INSS), the date of departure shall be the date on which the termination of employment or cessation of the provision of services actually occurs, whereupon and subject to compliance with the restrictive obligations, the executive shall be entitled to maintain all vested phantom shares and a portion of the unvested phantom shares that would vest upon

expiration of the then-current vesting period, at a X/Y ratio (as defined below), and the remainder unvested phantom shares will be immediately canceled and extinct, both vested and unvested phantom shares, without any type of compensation and/or indemnity to the executive, regardless of prior notice or notification.

In the X/Y ratio, "X" means the number of elapsed days of the then-current Vesting Period up to the date of Departure and "Y" means the total number of days of the then-current Vesting Period, equal to (i) one thousand and ninety-five (1,095) days with respect to the first (1st) Vesting Period; and (ii) three hundred and sixty-five (365) days with respect to the two (2) subsequent Vesting Periods.

- ***Standard ILP***

In the event of departure prior to expiration o0f the vesting period:

(i) **(a)** at own initiative, by means of voluntary resignation from employment or from a management position; or **(b)** at the Company's initiative, by means of dismissal, removal from or non-reappointment to the office for cause: the participant will lose any and all rights related to the restricted shares and performance shares, such rights becoming automatically extinct as of the date of departure as a matter of law, regardless of prior notice or notification and without any indemnification being due to the participant;

(ii) at the Company's initiative, by means of dismissal, removal from or non-reappointment to the office without cause: the participant will remain entitled to a number of restricted shares and performance shares, subject to withholding of applicable taxes, proportional to the number of months worked during the vesting period, The month in which the participant worked fifteen (15) or more days will be deemed a worked month, at a X/Y ratio, where "X" is the number of months worked between the reference date and the date of departure and "Y" is the number of months of the total vesting period. Rights to other restricted shares and performance shares not retained by the participant will be automatically extinct, regardless of prior notice or notification and without any right to indemnification to the participant. With respect to the restricted shares to which the participant remained entitled, the Company will deliver shares for settlement of such restricted shares within a period of up to sixty (60) days from the participant's date of departure. With respect to the performance shares to which the participant remained entitled, the Company will determine, upon expiration of the vesting period applicable to the participant, the level of achievement of the originally established performance goals and will apply the percentage of achievement to the number of performance shares to which the participant remained entitled to determine the final number of performance shares due to the participant, provided that shares for settlement of the performance shares shall be delivered on the same originally foreseen date.

(iii) by agreement between the Company and the Participant, provided that duly formalized as a mutually agreed termination in the termination instrument: the provisions of item (ii) above shall apply unless otherwise resolved by the Board of Directors; or

(iv) **(a)** by reason of death or permanent disability as attested to by the Brazilian Institute of Social Security - INSS; or **(b)** by retirement agreed between the Company and the participant: the participant will be entitled to the full number of awarded restricted shares and performance shares, the vesting period of which will be accelerated, and the number of performance shares to which the participant will be entitled will be equal to 100% of the awarded target amount, assuming the achievement of 100% of the established goals, subject to withholding of applicable taxes, and the company shall deliver shares for settlement of the restricted shares and performance shares within a period of up to sixty (60) days counted from the participant's departure date.

- ***Executive Partner Program***

In the event that the participant's departure occurs between the reference date and the first vesting date, regardless of the reason for departure, the participant will fully lose his/her right to receive shares, without the need for prior notice or notification and with no right to indemnity and/or compensation of whatsoever nature, and will not be entitled to receive any shares with respect to such right to receive shares.

In the event that the participant's departure occurs after the first vesting date but prior to the second vesting date, at the participant's initiative or at the company's initiative due to serious misconduct, the participant will fully lose his/her right receive shares still outstanding, without the need of prior notice or notification and with no right to indemnity and/or compensation of whatsoever nature, and will not be entitled to receive any shares with respect to such right to receive shares.

If the Participant's Departure occurs after the First Vesting Date but before the Second Vesting Date, on the initiative of the Company without Serious Misconduct, by mutual agreement between Participant and Company and/or due to death; the Participant shall be entitled to a pro rata percentage of the Right to Receive Shares related to their Restricted Shares and Performance Shares, which shall be calculated in accordance with the formula set forth below, whereby in relation to the Performance Shares, the accumulated Performance Goals shall be verified considering the pro rata determination period set forth in the Executive Partner Program, consisting of the period between December 31, 2023 and the date of the Participant's Departure (considering the prior notice period, if applicable), and the calculation and determination of the accumulated Performance Goals shall be carried out within 60 (sixty) days from the date of the Participant's Departure, under the terms of this Plan. The remaining portion of the Right to Receive Shares relating to their Restricted Shares and to their Performance Shares shall be automatically terminated, regardless of notice or prior notice, and without the right to compensation and/or compensation of any nature, Participant shall not be entitled to receive any Shares related to said Right to Receive Shares.

Percentage of the Right to Receive Shares relative to Restricted Shares = (X/Y)

Where,

"X" means the number of months worked by the Participant between the First Vesting Date and the date of the Participant's Departure event (considering the prior notice period, if applicable), and only the month considered as "worked" shall be the month in which the Participant worked 15 (fifteen) days or more; and

"Y" means the total period between the First Vesting Date and the Second Vesting Date, that is, 24 (twenty-four) months.

Percentage of the Right to Receive Shares relative to Performance Shares= (Z/W)

Where,

"Z" means the number of months worked by the Participant between the First Vesting Date and the date of the Participant's Departure event (considering the prior notice period, if applicable), and only the month considered as "worked" shall be the month in which the Participant worked 15 (fifteen) days or more; and

"W" means the total period between the Refence Date and the Second Vesting Date, that is, 84 (eighty-four) months.

8.5. Stock-based payments in the form of stock options recognized in income or loss of the last 3 fiscal years and expected for the current fiscal year

Stock-based payments scheduled for the 2024 fiscal year:

	Board of Directors	Executive Board
Total number of members	n/a	n/a
Number of members receiving compensation	n/a	n/a
Weighted average strike price:	n/a	n/a
(i) Options outstanding at the beginning of the fiscal year	n/a	n/a
(ii) Options forfeited and expired during the fiscal year	n/a	n/a
(iii) Options exercised during the fiscal year	n/a	n/a
Potential dilution upon exercise of all outstanding options	n/a	n/a

Stock-based payments - fiscal year ending 2023:

	Board of Directors	Executive Board
Total number of members	n/a	n/a
Number of members receiving compensation	n/a	n/a
Weighted average strike price:	n/a	n/a
(i) Options outstanding at the beginning of the fiscal year	n/a	n/a
(ii) Options forfeited and expired during the fiscal year	n/a	n/a
(iii) Options exercised during the fiscal year	n/a	n/a
Potential dilution upon exercise of all outstanding options	n/a	n/a

Stock-based payments - fiscal year ending 2022:

	Board of Directors	Executive Board
Total number of members	9.00	5.00
Number of members receiving compensation	7.83	5.00
Weighted average strike price:	6.01	6.01
(i) Options outstanding at the beginning of the fiscal year	6.70	6.70
(ii) Options forfeited and expired during the fiscal year	n/a	n/a
(iii) Options exercised during the fiscal year	n/a	n/a
Potential dilution upon exercise of all outstanding options	0.00%	0.00%

Stock-based payments - fiscal year ending 2021:

	Board of Directors	Executive Board
Total number of members	9.00	4.83
Number of members receiving compensation	8.00	4.83
Weighted average strike price:		
(i) Options outstanding at the beginning of the fiscal year	n/a	n/a
(ii) Options forfeited and expired during the fiscal year	n/a	n/a
(iii) Options exercised during the fiscal year	n/a	n/a
Potential dilution upon exercise of all outstanding options	n/a	n/a

8.6. Stock options awarded in the last 3 fiscal years and planned for the current fiscal year

The tables below show the awards in the fiscal years ended December 31, 2022 and 2021. No options were granted in the year ended December 31, 2023 and there will be no new award of options or phantom stock *options*.

Fiscal year ended December 31, 2022:

B9 series:

Sendas Distribuidora S.A.	Board of Directors	Executive Board
Total number of members	9.00	5.00
Number of members receiving compensation	7.83	5.00
Award Date	05/31/2022	05/31/2022
Number of awarded options	276,891	820,825
Vesting Period until	06/01/2025	06/01/2025
Deadline for exercising options	11/30/2025	11/30/2025
Lock-up period for shares received upon option exercise	n/a	n/a
Market value of options on the award date	R$ 15.27	R$ 15.27
Multiplication of the number of awarded shares by the option market value on the award date	R$ 4,228,125.57	R$ 12,533,997.75

C9 series:

Sendas Distribuidora S.A.	Board of Directors	Executive Board
Total number of members	9.00	5.00
Number of members receiving compensation	7.83	5.00
Award Date	05/31/2022	05/31/2022
Number of awarded options	37,274	820,825
Vesting Period until	06/01/2025	06/01/2025
Deadline for exercising options	11/30/2025	11/30/2025
Lock-up period for shares received upon option exercise	180 days	180 days
Market value of options on the award date	R$ 7.35	R$ 7.35
Multiplication of the number of awarded shares by the option market value on the award date	R$ 2,035,148.85	R$ 6,033,063.75

Fiscal year ended December 31, 2021:

B8 series:

Sendas Distribuidora S.A.	Board of Directors	Executive Board
Total number of members	n/a	4.83
Number of members receiving compensation	n/a	4.83
Award Date	n/a	05/31/2021
Number of awarded options	n/a	88,600
Vesting Period until	n/a	05/31/2024
Deadline for exercising options	n/a	11/30/2024
Lock-up period for shares received upon option exercise	n/a	n/a
Market value of options on the award date	n/a	R$ 17.21
Multiplication of the number of awarded shares by the option market value on the award date	n/a	R$ 1,524,806.00

Companhia Brasileira de Distribuição	Board of Directors	Executive Board
Vesting Period until	n/a	05/31/2022
Deadline for exercising options	n/a	11/30/2022
Lock-up period for shares received upon option exercise	n/a	n/a
Market value of options on the award date	n/a	R$82.39
Multiplication of the number of awarded shares by the option market value on the award date	n/a	R$ 3,586,271.92

C6 Series:

Companhia Brasileira de Distribuição	Board of Directors	Executive Board
Total number of members	n/a	4.00
Number of members receiving compensation	n/a	4.00
Award Date	n/a	05/31/2019
Number of awarded options	n/a	43,528
Vesting Period until	n/a	05/31/2022
Deadline for exercising options	n/a	11/30/2022
Lock-up period for shares received upon option exercise	n/a	180 days
Market value of options on the award date	n/a	R$31.50
Multiplication of the number of awarded shares by the option market value on the award date	n/a	R$ 1,371,132.00

8.7. Options outstanding at the end of the last fiscal year

Options outstanding at the end of the last fiscal year: May 31, 2022 Award - B9 Series

	Board of Directors	Executive Board
Total number of members	n/a	5.00
Number of members receiving compensation	n/a	5.00
With regard to unvested option		
Number	n/a	820,825
Date of vesting	n/a	06/01/2025
Deadline for exercising options	n/a	11/30/2025
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	0.01
Market value of options on the last day of the fiscal year	n/a	15.66
With regard to vested options		
Number	n/a	n/a
Date of vesting	n/a	n/a
Deadline for exercising options	n/a	n/a
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a

Option outstanding at the end of the last fiscal year: May 31, 2022 Award - C9 Series

	Board of Directors	Executive Board
Total number of members	n/a	5.00
Number of members receiving compensation	n/a	5.00
With regard to unvested option		
Number	n/a	820,825
Date of vesting	n/a	06/01/2025
Deadline for exercising options	n/a	11/30/2025
Lock-up period for transfer of shares	n/a	6 months
Weighted average exercise price	n/a	12.53
Market value of options on the last day of the fiscal year	n/a	15.66
With regard to vested options		
Number	n/a	n/a
Date of vesting	n/a	n/a

Deadline for exercising options	n/a	n/a
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a

Option outstanding at the end of the last fiscal year: May 31, 2021 Award - B8 Series

	Board of Directors	Executive Board
Total number of members	0.00	5.00
Number of members receiving compensation	0.00	5.00
With regard to unvested option		
Number	0.00	88,600
Date of vesting	n/a	06/01/2024
Deadline for exercising options	n/a	11/30/2024
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	0.01
Market value of options on the last day of the fiscal year	n/a	17.18
With regard to vested options		
Number	n/a	n/a
Date of vesting	n/a	n/a
Deadline for exercising options	n/a	n/a
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a

Option outstanding at the end of the last fiscal year: May 31, 2021 Award - C8 Series

	Board of Directors	Executive Board
Total number of members	0.00	5.00
Number of members receiving compensation	0.00	5.00
With regard to unvested option		
Number	0.00	88,600
Date of vesting	n/a	06/01/2024
Deadline for exercising options	n/a	11/30/2024
Lock-up period for transfer of shares	n/a	6 months
Weighted average exercise price	n/a	13.39
Market value of options on the last day of the fiscal year	n/a	17.18

With regard to vested options		
Number	n/a	n/a
Date of vesting	n/a	n/a
Deadline for exercising options	n/a	n/a
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a

Option outstanding at the end of the last fiscal year: May 31, 2020 Award - B7 Series

	Board of Directors	Executive Board
Total number of members	n/a	n/a
Number of members receiving compensation	n/a	n/a
With regard to unvested option		
Number	n/a	n/a
Date of vesting	n/a	n/a
Deadline for exercising options	n/a	n/a
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a
With regard to vested options		
Number	n/a	n/a
Date of vesting	n/a	n/a
Deadline for exercising options	n/a	n/a
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a

Option outstanding at the end of the last fiscal year: May 31, 2020 Award - C7 Series

	Board of Directors	Executive Board
Total number of members	0.00	0.00
Number of members receiving compensation	0.00	0.00
With regard to unvested option		
Number	n/a	n/a
Date of vesting	n/a	n/a
Deadline for exercising options	n/a	n/a

Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a
With regard to vested options		
Number	n/a	n/a
Date of vesting	n/a	n/a
Deadline for exercising options	n/a	n/a
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a

8.8. Options exercised in the last 3 fiscal years

The tables below show GPA's and the Company's options exercised by members of the Company's Board of Directors and Executive Board in 2021, 2022 and 2023.

Shares related to the exercise of GPA's and the Company's stock options are delivered on date of the relevant exercise and each option confers the right to one share. Thus, there is no differentiation between exercised options and shares delivered in 2021, 2022 and 2023.

Options exercised in the fiscal year ended 12/31/2023								
	Board of Directors C7 Series (ASSAI)	Executive Board C7 Series (ASSAI)	Board of Directors C7 Series (GPA)	Executive Board C7 Series (GPA)	Board of Directors B7 Series (ASSAI)	Executive Board B7 Series (ASSAI)	Board of Directors B7 Series (GPA)	Executive Board B7 Series (GPA)
Total number of members	9	4	9	4	9	4	9	4
Number of members receiving compensation	8	4	8	4	8	4	8	4
Number of shares	87.875	262.375	17.575	52.475	87.875	262.375	17.575	52.475
Weighted average exercise price	7.72	7.72	12.60	12.60	0.01	0.01	0.01	0.01
Weighted average market price of shares related to exercised options	14.44	11.95	19.82	19.82	14.44	11.95	19.82	19.82
Multiplication of the total number of exercised options by the difference between the weighted average exercise price and the weighted average market price of shares related to exercised options.	R$ 590,520.00	R$ 1,109,846.25	R$ 126,891.50	R$ 378,869.50	R$ 1,268,036.25	R$ 3,132,757.50	R$ 348,160.75	R$ 1,039,529.75

Options exercised in the fiscal year ended 12/31/2022								
	Board of Directors C6 Series	Executive Board C6 Series	Board of Directors C6 Series	Executive Board C6 Series	Board of Directors B6 Series	Executive Board B6 Series	Board of Directors B6 Series	Executive Board B6 Series

	(ASSAI)	(ASSAI)	(GPA)	(GPA)	(ASSAI)	(ASSAI)	(GPA)	(GPA)
Total number of members	n/a	4.00	n/a	4.00	9.00	4.00	n/a	4.00
Number of members receiving compensation	n/a	4.00	n/a	4.00	7.83	4.00	n/a	4.00
Number of shares	n/a	203,385	n/a	5,054	575,390	203,385	n/a	40,677
Weighted average exercise price	n/a	10.65	n/a	17.39	0.01	0.01	n/a	0.01
Weighted average market price of shares related to exercised options	n/a	15.67	n/a	18.03	15.67	15.67	n/a	18.55
Multiplication of the total number of exercised options by the difference between the weighted average exercise price and the weighted average market price of shares related to exercised options.	n/a	R$ 1,020,992.70	n/a	R$ 3,234.56	R$ 9,010,607.40	R$ 3,185,009.10	n/a	R$ 753,948.20

Options exercised in the fiscal year ended 12/31/2021				
	Board of Directors B5 Series (GPA)	Executive Board B5 Series (GPA)	Board of Directors C5 Series (GPA)	Executive Board C5 Series (GPA)
Total number of members	n/a	4.00	n/a	4.00
Number of members receiving compensation	n/a	4.00	n/a	4.00
Number of shares	n/a	41,673	n/a	41,673
Weighted average exercise price	n/a	0.01	n/a	62.61

Weighted average market price of shares related to exercised options	n/a	n/a	n/a	n/a
Multiplication of the total number of exercised options by the difference between the weighted average exercise price and the weighted average market price of shares related to exercised options.	n/a	n/a	n/a	n/a

8.9. Potential dilution due to award of shares with respect to the stock-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized as income or loss of the last three fiscal years and the estimate for the current fiscal year, of the board of directors and of the Executive Board.

In the fiscal years ended December 31, 2022 and 2021, the Company had no stock-based compensation in the form of shares to be delivered directly to the beneficiaries.

For the fiscal year ending December 31, 2023, although the Company did not have a stock-based compensation plan, with settlement in shares, under the terms of item 8.4 above, the Company granted virtual shares (phantom shares) to the Officers:

Fiscal year ended December 31, 2023:

	Board of Directors	Executive Board
Total number of members	0.00	5.00
Number of members receiving compensation	0.00	5.00
Potential dilution in case all shares are awarded to beneficiaries	n/a	n/a

In addition, for the fiscal year ending December 31, 2024, assuming approval of the Standard ILP, the Company will grant restricted shares and performance shares to the Officers, under the terms below:

Current fiscal year (until December 31, 2024):

	Board of Directors	Executive Board
Total number of members	0.00	4.30
Number of members receiving compensation	0.00	4.00
Potential dilution in case all shares are awarded to beneficiaries	n/a	n/a

8.10. In relation to each grant of shares made in the last 3 financial years and scheduled for the current fiscal year, of the board of directors and the officers:

In the last three fiscal years, ended December 31, 2023, 2022 and 2021, the Company had no stock-based compensation in the form of shares to be delivered directly to the beneficiaries.

For the 2023 fiscal year, the Company has granted virtual shares (*phantom shares*) to the Officers, settled in cash:

Grants of shares during the fiscal year ending 12/31/2023

	Board of Directors	Executive Board
Total number of members	9.00	5.00
Number of compensated members	0.00	5.00
Date of grant	n/a	06/01/2023
Number of shares granted (A)	0	1,989,465
Limitation period for the delivery of shares	n/a	5 years
Deadline for restricting the transfer of shares	n/a	n/a
Fair value of shares on grant date (B)	n/a	R$ 11.39
Multiplication of the number of shares granted by the fair value of the shares on the grant date (A x B)	n/a	R$ 22,660,006.00

For the 2024 fiscal year, assuming approval of the Standard ILP, the Company will award restricted shares and performance shares to the Officers, as follows:

Grants of shares scheduled for the current fiscal year (2024)

	Board of Directors	Executive Board
Total number of members	9	4.3
Number of compensated members	0	4.0
Date of grant	n/a	05/01/2024
Number of shares granted (A)	0	1,036,076
Limitation period for the delivery of shares	n/a	05/01/2029
Deadline for restricting the transfer of shares	n/a	n/a
Fair value of shares on grant date (B)	n/a	R$ 13,90
Multiplication of the number of shares granted by the fair value of the shares on the grant date (A x B)	n/a	R$ 14,403,528.55

8.11. In relation to the shares delivered for the share-based remuneration of the board of directors and the officers, in the last 3 financial years

In the last three fiscal years, ended December 31, 2023, 2022 and 2021, the Company had no stock-based compensation in the form of shares delivered directly to beneficiaries.

For the 2023 fiscal year, the Company awarded phantom shares to the Officers, with settlement in cash.

Shares delivered - grant closed for the 2023 fiscal year

	Board of Directors	**Executive Board**
Total number of members	9	5
Number of members receiving compensation	0.00	5
Award Date	n/a	05/31/2023
Number of awarded shares	n/a	1,989,465
Deadline for delivering shares	n/a	05/31/2028
Lock-up period for transfer of shares	n/a	n/a
Market value of shares on Award Date	n/a	R$ 11.39
Multiplication of the number of awarded shares by the market value shares on the Award Date	n/a	R$ 22,660,006.35

8.12. Information necessary for understanding the data disclosed in items 8.5 to 8.11

Stock Options

a. pricing model

The market value of each awarded is estimated on the award date using the *Black-Scholes-Merton* option pricing model.

b. data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option effectiveness, expected dividends and risk-free interest rate.

The market value of each awarded option is estimated on the award date using the *Black-Scholes-Merton* option pricing model, considering the following assumptions regarding options in force in 2022. Considering the 1:5 stock split approved on August 11, 2021

	As of the award date
Weighted average share price (per share), based on the average value of the last 20 trading sessions preceding the award date	B6 series: R$ 88.27 C6 Series: R$ 88.27 B7 series: R$ 75.68 C7 series: R$ 75.68 B8 series: R$ 17.18 (Sendas) C8 series: R$ 17.18 (Sendas) B9 series: R$ 15.66 (Sendas) C9 series: R$ 15.66 (Sendas)

Exercise price	B6 series: R$ 0.01 C6 Series: R$ 70.62 B7 series: R$ 0.01 C7 series: R$ 60.54 B8 series: R$ 0.01 (Sendas) C8 series: R$ 13.39 (Sendas) B9 series: R$ 0.01 (Sendas) C9 series: R$ 12.53 (Sendas)
Expected updated volatility	37.29%
Option effectiveness	3 years
Expected dividends	1.20%
Risk-free interest rate	12.18%
Market value of the option on the award date (per option)	See item 8.7 above

c. <u>method used and assumptions made to incorporate the expected effects of accelerated exercise</u>

Accelerated exercises resulting from involuntary departure, death or disability of the beneficiary, as well as those resulting from corporate events, are not considered for the purpose of pricing the options.

The Company assumes that the options will be exercised upon vesting. Thus, effectiveness of the options adopted in the calculations is of 3 years, according to the award series and the corresponding vesting periods.

d. <u>form of determination of expected volatility</u>

Calculation of the expected volatility was made based on the standard deviation of natural logarithms of the historical daily variations in the price of shares issued by the Company, according to effectiveness of the options.

e. <u>other elements incorporated in the measurement of the market value of options</u>

There are no additional elements to report in this item.

Phantom Shares

a. pricing model

To determine the fair value of the plan, the last twenty trading sessions are taken into account, as provided for in the plan granted, since this plan is settled in cash, the value is updated monthly.

b. data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option effectiveness, expected dividends and risk-free interest rate.

	As of the award date
Weighted average share price (per share), based on the average value of the last 20 trading sessions preceding the award date	R$13.08 on January 8, 2023
Exercise price	R$13,08 on December 12, 2023
Expected updated volatility	n/a
Virtual shares effectiveness	5 years
Expected dividends	n/a
Risk-free interest rate	n/a
Market value of the option on the award date (per virtual share)	n/a

c. method used and assumptions made to incorporate the expected effects of accelerated exercise

Early exercises resulting from involuntary termination of employment, death or incapacity of the beneficiary, or as a result of corporate events, are not taken into account for the pricing of virtual shares.

d. form of determination of expected volatility

N/A.

e. other elements incorporated in the measurement of the market value of options

There are no additional elements to report in this item.

Restricted Shares and Performance Shares

a. pricing model

To determine the fair value of the plan, the last twenty trading sessions are considered, as stipulated in the granted plan, given that this plan is settled in cash; the value is updated monthly.

b. data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option effectiveness, expected dividends and risk-free interest rate.

	As of the award date
Weighted average share price (per share), based on the average value of the last 20 trading sessions preceding the award date	R$13,08 on August 1, 2023
Exercise price	R$12,90 on December 31, 2023
Expected updated volatility	38% in 3rd year, 40% in 4th year and 38% in 5th year
Share effectiveness	5 years
Expected dividends	0.92% each year
Risk-free interest rate	n/a
Market value of the option on the award date (per share)	R$ 13.90.

c. method used and assumptions made to incorporate the expected effects of accelerated exercise

The Black-Scholes-Merton model is used, considering the term for each vesting.

d. form of determination of expected volatility

Latest: (i) 3 years of trading sessions for vesting in the 3rd year; (ii) 4 years of trading sessions for vesting in the 4th year; and (iv) 5 years of trading sessions for vesting in the 5th year.

e. other elements incorporated in the measurement of the market value of options

There are no additional elements to report in this item.

8.13. Information on the number of shares, quotas and other securities convertible into shares or quotas, issued in Brazil or abroad by the issuer, its direct or indirect controlling entities, controlled companies or companies under common control, held by members of the board of directors, of the Executive Board or of the fiscal council, grouped by management body

As of the date of this Reference Form, members of the Company's Board of Directors and Executive Board had, directly or indirectly, the following shareholdings in the Company:

Entity	Board of Directors	Executive Board	Fiscal Council
Company[2]	1,758,378	872,915	0

[2] Shareholdings of members of the Board of Directors who are also members of the statutory management were computed under Board of Directors.

8.14. Information on pension plans in force

We present below information on the private pension plans in force and granted to members of the Company's management:

	Board of Directors	Executive Board
Number of members	n/a	5.00
Number of members receiving compensation[1]	n/a	5.00
Name of the Plan	Assaí Private Pension Plan, with Brasilprev Seguros e Previdência S. A	
Number of managers eligible to retire	None	
Conditions for early retirement	- to be at least 60 years old; - to have at least 10 years of relationship with Company; - to have contributed to the Pension Plan for least 5 years; and - to have ended their relationship with the Company.	
Updated amount of contributions accrued under the pension plan up to the end of the last fiscal year, deducted by the portion relating to contributions made directly by the managers (in R$)	**R$ 1,404,913.38**	
Total accrued amount of contributions made during the last fiscal year, deducted by the portion relating to contributions made directly by managers (in R$)	**R$ 303,060.00**	
Possibility and conditions for early redemption:	Early redemption is possible in the event of he beneficiary's departure from the Company. With regard to the redemption of contributions made by the Company, the balance of the reserve will be released according to the following proportion: - No redemption in case of contribution for less than 4 years; - Redemption of 50% of the balance, in case of contribution for 4 to 5 years; and - Redemption of 100% of the balance in case of contribution for more than 5 years. Exclusively for Statutory Officers, 100% of the reserve will be released upon expiration of the relevant term of office.	

[1] The number of members of the Executive Board whose compensation consist of private pension plans, as shown in the above table, corresponds to the annual average of the number of Officers receiving compensation determined on a monthly basis.

8.15. **Minimum, maximum and average compensation**

	Executive Board			Board of Directors			Fiscal Council		
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Number of members	5.00	5.00	4.83	9.00	9.00	9.00	3.00	3.00	3.00
Number of members receiving compensation	5.00	5.00	4.83	8.00	7.83	8.00	3.00	3.00	3.00
Highest compensation amount (R$)	23,920,043.62	32,376,846,90	20,857,461.14	2,295,118.45	8,417,984.42	13,604,484.688	104,320.00	187,200.00	124,800.00
Lowest compensation amount (R$)	1,319,895.18	1,681,732,92	2,651,300.39	200,000.00	216,000.00	216,000.00	104,320.00	165,600.00	96,140.21
Average salary (R$)	9,432,140.88	11,822,958.40	8,209,819.65	2,225,866.67	4,577,179.56	4,235,825.164	152,320.00	194,727.00	110,446.73

Remarks:

Executive Board	
12/31/2023	To calculate the lowest compensation amount, members who held office for less than 12 months were excluded. The member who received the highest individual compensation served in the Company for 12 months.
12/31/2022	To calculate the lowest compensation amount, members who held office for less than 12 months were excluded. The member who received the highest individual compensation served in the Company for 12 months.
12/31/2021	To calculate the lowest compensation amount, members who held office for less than 12 months were excluded. The member who received the highest individual compensation served in the Company for 12 months.

Board of Directors	
12/31/2023	Considering that all the members of the Board of Directors held office for less than 12 months (with the exception of one director who does not receive any compensation as a member of the Board of Directors, as he holds the position of Chief Executive Officer of the Company and is compensated for such position), the member who received the lowest individual compensation amount served in the Company for 4 months until the AGM held on 27.04.2023. The member who received the highest individual compensation served in the Company for 4 months until the AGM held on 27.04.2023. It is worth mentioning that the amount of R$ 6,534,762.83 related to stock options granted prior to 2023 to a former director, whose term ended in 2022, impacted the result of the fiscal year ended 12/31/2023.
12/31/2022	Considering that all the members of the Board of Directors held office for less than 12 months (with the exception of one director who does not receive any compensation as a member of the Board of Directors, as he holds the position of Chief Executive Officer of the Company and is compensated for such position), the value of the lowest individual annual compensation was calculated considering the compensation effectively recognized in the income statement for the fiscal year. The member who received the highest individual compensation served in the Company for 12 months.
12/31/2021	To calculate the lowest compensation amount, members who held office for less than 12 months were excluded. The member who received the highest individual compensation served in the Company for 12 months.

Fiscal Council	
12/31/2023	Considering that all the members of the Board of Directors have held office for less than 12 months, the value of the lowest individual annual compensation was calculated considering the compensation effectively recognized in the income statement for the fiscal year. For this reason, the average compensation (12-month basis) was higher than the lowest and highest compensation (8-month basis). The member who received the highest individual compensation served in the Company for 12 months.
12/31/2022	To calculate the lowest compensation amount, members who held office for less than 12 months were excluded. The member who received the highest individual compensation served in the Company for 12 months.
12/31/2021	To calculate the lowest compensation amount, members who held office for less than 12 months were excluded. The member who received the highest individual compensation served in the Company for 12 months.

8.17. Percentage of the total compensation of each management body recognized in the Company's income or loss relating to members of the Board of Directors, of the Executive Board and of the Fiscal Council who are related parties of the direct or indirect controlling entities, in the last 3 fiscal years and the estimate for the current fiscal year

No compensation was recognized in the Company's income or loss related to members of the Board of Directors, of the Executive Board and of the Fiscal Council who are related parties of the Company's direct or indirect controlling entities in the fiscal years ended December 31, 2023, 2022 and 2021 and there is no estimate for the current fiscal year.

8.18. With respect to the last 3 fiscal years and the estimate for the current fiscal year, indicate the amounts recognized in the issuer's income or loss as compensation of members of the board of directors, of the Executive Board or of the fiscal council, grouped by body, for any reason other than the position held, such as commissions and consultancy or advisory services provided

No amounts have been recognized in the Company's income or loss as compensation of members of the Board of Directors, of the Executive Board and of the Fiscal Council received for any reason other than the position held by them in the last three fiscal years and there is no estimate for the current fiscal year.

8.19. With respect to the last 3 fiscal years and the estimate for the current fiscal year, indicate amounts recognized as income or loss of direct or indirect controlling entities, companies under common control and controlled entities of the issuer, as compensation of members of the issuer's board of directors, Executive Board or fiscal council, grouped by body, specifying the grounds justifying the attribution of such amounts to such individuals.

In the fiscal years ended December 31, 2023, 2022 and 2021, there were no amounts recognized as income or loss of direct or indirect controlling entities, companies under common control and controlled entities of the Company as compensation of members of the Company's Board of Directors and Executive Board. Furthermore, there is no forecast in this regard for the current fiscal year, since the Company's managers and members of the Fiscal Council, when installed, do not receive any compensation for any reason other than the position held by them.

8.20. Other relevant information

The tables below show, for information purposes, the expenses planned for the current fiscal year considering the approval of the Executive Partner Program, which is the subject of the agenda for the Extraordinary General Meeting to be held on April 26, 2024.

As indicated in the footnotes to the previous items, the expenses relating to the Executive Partner-ILP Program were not taken into account for the purposes of setting the overall annual limit on management remuneration for the 2024 financial year, given that the resolution on the supplementary limit intended exclusively for the Executive Partner Program is subject to specific approval at the Extraordinary General Meeting.

If the Executive Partner Program is approved, the expense arising from the Executive Partner Program for 2024, which will also be the subject of a resolution at the aforementioned EGM as part of the supplementary limit, will have already been approved by the shareholders.

Therefore, we present below an alternative table to the one presented in item 8.2 of the Reference Form, which considers the expense arising from the Executive Partner Program for 2024 in the total estimated remuneration for 2024 and should be considered if the Executive Partner Program is approved at the aforementioned EGM

8.2. Total compensation planned for the current fiscal year

Total compensation planned for the current fiscal year ending 12/31/2024 - Annual Amounts				
	Board of Directors	**Executive Board**	**Fiscal Council**	**Total**
Total number of members	9.00	4,30	3.00	16,30
Number of members receiving compensation	8.00	4,30	3.00	15,30
Annual fixed compensation				
Salary or *pro-labore*	7,710,600.00	10,985,764.00	496,985.00	19,193,349.00
Direct and indirect benefits	0.00	816,599.00	0.00	816,599.00
Participation in committees	3,109,800	0.00	0.00	3,109,800
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation	see "Note"	n/a	n/a	see "Note"
Variable compensation				
Bonus	0.00	0.00	0.00	0
Profit sharing	0.00	18,544,579	0.00	18,544,579
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	926,042	0.00	926,042
Description of other variable compensation	n/a	see "Note"	n/a	see "Note"
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	2,060,550.00	0.00	2,060,550

Stock-based (including options)[3]	0.00	41.976.123,00	0.00	41.976.123,00
Total compensation	**10,820,400**	**75,309,656.00**	**496,985.00**	**86,627,041.00**
Note	In accordance with Annual Circular Letter 2023 CVM/SEP, the number of members of the Board of Directors, Executive Board and Fiscal Council was determined according to the annual average of the number of members of each such body, calculated monthly, to two decimal places. Amounts disclosed in the above table with respect to "Salary or *pro labore*" do not include labor charges incumbent upon the Company, pursuant to Annual Circular Letter 2023 CVM/SEP. Amounts disclosed in the above table under "Description of other fixed compensation" correspond to payments for coordinating advisory committees. Amounts disclosed in the above table under "Description of other variable compensation" correspond to payments of the final installments of a long-term incentive program through cash payment. The amount of the share-based expense of R$41,976,123.00 includes the 2024 expense related to the Executive Partner Program, in the amount of R$25,489,645.00, which refers to the maximum amount preliminarily estimated to be appropriated, under the terms of CPC 10, for the year ending December 31, 2024.			

[3] This table takes into account the expense resulting from the Executive Partner Program, included in the agenda of the Shareholders' Special Meeting (EGM) to be held on April 26, 2024 in the total estimated compensation for 2024 and should be considered if the Executive Partner Program is approved at said EGM.

8.9. Potential dilution due to the award of shares with respect to stock-based compensation in the form of shares to be delivered directly to beneficiaries, estimated for the current fiscal year

For the 2024 fiscal year, assuming approval of the Executive Partner Program and of the Standard ILP, the Company will award restricted shares and performance shares to the Officers, as follows:

Management Body	Board of Directors	Executive Board
Total number of members	0.00	4.30
Number of members receiving compensation	0.00	3.00
Potential dilution if all shares are awarded to the beneficiaries[4]	n/a	n/a

8.10. In relation to each grant of shares made in the last 3 financial years and scheduled for the current fiscal year, of the board of directors and the officers:

For the 2024 fiscal year, assuming approval of the Executive Partner Program and the Standard ILP, the Company will award restricted shares and performance shares to the Officers, as follows:

Delivered shares – estimated awards for the 2024 fiscal year[5]

	Board of Directors	Executive Board
Total number of members	0.00	4.30
Number of members receiving compensation	0.00	3.00
Date of Award	n/a	05/01/2024
Number of awarded shares	n/a	27,036,664
Deadline for delivery of shares	n/a	05/01/2031
Lock-up period for transfer of shares	n/a	3 years

[4] This table considers the grant that will be made under the Executive Partner Program, which is the subject of the agenda of the Extraordinary General Meeting to be held on April 26, 2024 and the dilution resulting from the Executive Partner Program estimated for 2024, which should be considered if the Executive Partner Program is approved at said EGM.

[5] This table considers the grant that will be made within the scope of the Executive Partner Program, which is the subject of the agenda of the Extraordinary General Meeting to be held on April 26, 2024. If the Executive Partner Program is approved at the aforementioned EGM, the granting of the Executive Partner Program for 2024 will also be the subject of a resolution at the aforementioned EGM, and will therefore have already been approved by the shareholders. We therefore inform you in item 8.20 of this Form of the estimated dilution of the Executive Partner Program for 2024, as well as an alternative table to the one indicated above, which considers the dilution resulting from the Executive Partner Program estimated for 2024, which should be considered if the Executive Partner Program is approved at the aforementioned EGM.

Market value of shares as of the Award Date	n/a	R$ 12.43
Multiplication of the number of awarded shares by the market value of the shares as of the Award Date	n/a	336,065,746.00

Exhibit 5

INFORMATION INDICATED IN ITEM 2
OF THE REFERENCE FORM

(As per Annex C to CVM Resolution 80/2022 and Art. 10, III, of CVM Resolution 81/2022)

Management comments on the Company's financial situation

ASSAÍ
ATACADISTA

2. Comments of the Company's Officers

2.1. General conditions

The financial information contained in items 2.1 to 2.11, except where otherwise expressly indicated, should be read together with the Company's audited financial statements for the fiscal years ended December 31, 2023 and 2022, which were prepared in accordance with the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB"), and the Brazilian generally accepted accounting principles ("GAAP"). The accounting practices adopted in Brazil comprise those provided for in Brazilian corporate law and in the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (*Comitê de Pronuciamentos Contábeis* - "CPC") and approved by the Brazilian Securities Commission ("CVM").

The information presented below has been reviewed and commented on by the Company's Officers. The analysis of the Company's Officers clarifying the obtained results and the reasons for the fluctuation in the amounts reflected in the equity accounts constitutes an opinion on the impacts or effects of the data presented in the financial statements regarding the Company's financial condition. Accordingly, the evaluations, opinions and comments of the Company's Officers presented herein reflect their vision and perception of the Company's activities, business and performance, as well as aim at providing investors with information that will assist them in comparing the Company's financial statements with the relevant fiscal years, and the main factors that explain such changes between fiscal years. The Company's Executive Board gives no assurance that the financial condition and results obtained in the past shall be repeated in the future.

The terms "HA" and "VA" in the columns of certain tables in this item 2 generally stand for "Horizontal Analysis" and "Vertical Analysis", respectively. Horizontal analysis compares indexes or items under the same line item while vertical analysis represents the percentage of the concerned line item in relation to net operating income, total assets or total liabilities and net worth or to the duly indicated account.

- ***Corporate restructuring***

A meeting of the Board of Directors held on September 9, 2020, authorized the beginning of studies for the segregation of the Company from Grupo Pão de Açúcar ("GPA") through a partial spin-off transaction ("Spin-off").

The Spin-off was preceded by the transfer of the equity interest in Éxito held by the Company and the transfer of certain operating assets to GPA.

The purpose of the Spin-off was to unlock the full potential of the company's business, allowing it to operate autonomously, having a separate management focused on the business model and market opportunities. In addition, the Spin-off afforded direct access to the capital markets and to other financing sources.

With the implementation of the Spin-off, shares issued by the Company and held by GPA were distributed to its shareholders in the exact proportion of their interest held in GPA's capital stock. Such distribution took place after the Company obtained the listing of its shares in the *Novo Mercado* segment of B3 S.A. - Brasil, Bolsa, Balcão, together with the listing of American Depositary Securities ("ADSs") representing the Company's shares on the New York Stock Exchange ("NYSE").

On December 11, 2020, the Company obtained its registration as a publicly-held corporation in category "A" with the Brazilian Securities Commission (CVM), pursuant to CVM Resolution 80/22.

On February 10, 2021, the request for listing and admission to trading of the Company's shares on the *Novo Mercado* segment of B3 S.A- Brasil, Bolsa, Balcão was granted and the request to list the ADSs issued by the Company on the NYSE was granted on February 12, 2021.

The Company's shares began to trade on the B3 as of March 1st, 2021 and the ADSs started trading on the NYSE as of March 8, 2021.

For more information on the Spin-off, see item 1.12 of this Reference Form.

- ***Conversion of hypermarkets into Assaí***

On October 2021, the Board of Directors of the Company and of GPA approved the transaction for the conversion of hypermarkets operated by GPA into *cash & carry* stores that will now be operated under the Assaí brand ("Transaction").

The Company and GPA executed the "*Contrato de Cessão Onerosa de Direitos de Exploração de Pontos Comerciais e Outras Avenças*" in December 2021, as amended ("Agreement"), governing the assignment, to the Company of the rights to exploit up to 70 commercial points located in various Brazilian states. In December 2022, the Board of Directors of GPA and of the Company confirmed that 4 real estate properties were not subject to the Transaction; therefore, at the closing the Company received the assignment of 66 real estate properties in exchange for the price of R$ 3,928 million, paid by the Company in installments between December 2021 and January 2024, and adjusted by reference to the variation of the CDI + 1.2% per annum.

Concurrently with the Transaction, GPA sold 17 of its own real estate properties to the real estate fund Barzel Retail Fundo de Investimento Imobiliário ("Fund"), with the Company acting as intervening party and guarantor. Subsequently, the Company entered into agreements with the Fund to lease such 17 real estate properties acquired from GPA by the Fund, for a period of 25 years, renewable for an additional period of 15 years.

The hypermarket conversions started to operate in July 2022, with the opening of 47 converted stores in 2022. Throughout the 2023 year other 17 stores were opened, bringing the total to 64 hypermarket conversions in operation by the end of the year.

(a) General financial and equity conditions

The company closed the 2023 fiscal year with 288 wholesale *cash & carry* stores in operation in 24 Brazilian states and the Federal District and with 1,456 thousand square meters of sales area, representing a growth of more than 12% in sales area, by means of the opening of 27 new stores, of which 17 stores were hypermarket conversions.

In the fiscal year ended December 31, 2023, the company recorded net operating income of R$ 66,503 million, representing a growth of 22.0% compared with the previous year. Alongside with a commercial dynamics tailored to the competitive environment, the sales performance resulted in significant gains in market share (+2.0 p.p.) over the 2023 fiscal year.

In the fiscal year ended December 31, 2023, the company also recorded a 24.0% increase in EBITDA, which totaled R$ 4,761 million, compared to R$ 3,840 million in the fiscal year ended December 31, 2022. Additionally, the company obtained a net profit of R$ 710 million in the fiscal year ended

December 31, 2023, representing a reduction of 41.8% when compared to the fiscal year ended December 31, 2022, where it reached R$ 1,220 million.

The increase in EBITDA is substantially attributable to the maturing of new stores and also contributed to a reduction in the company's leverage ratio, which measures the ratio of its debt to its cash generation (the higher the indebtedness or the lower the cash generation, the more leveraged the company will be). The reduction in the leverage ratio is part of the company's 2024 business strategy, with a reduction in investments in expansion, continued maturation of new stores and consequent higher cash generation, as well as a reduction in the cost of debt that will come with the expected lower interest rates in Brazil.

In parallel to strengthening the above operating indicators, in the last three fiscal years the Company issued securities, raised loans and renegotiated bonds in order to stretch the payment term and reduce the cost of its indebtedness. In July 2023, the Company issued R$ 1 billion in Real Estate Receivables Certificates (CRI) and in December 2023 R$ 800 million in debentures, in addition to debt roll-over, totaling an increase in gross debt of R$ 2.5 billion in the year. The proceeds obtained from such transactions were used for cash reinforcement, given the context of the conversion of hypermarket points into "Assaí" branded stores of cash & carry. As a result, despite the intense investment cycle and the high interest rates in 2023, the Company managed to maintain the cost of its indebtedness at CDI + 1.48%, with an average maturity longer than three years. For more information on the proceeds obtained by the Company and the allocation of funds from its securities issuances, see items 2.1(f) and 12.8, respectively, of this Reference Form.

In addition, the Company has also shown a continuous improvement in its Current Liquidity Ratio over the last three fiscal years, with a comfortable liquidity situation over the past years, as shown below in relation to the Company's position in the fiscal year ended December 31, 2023 and 2022:

Fiscal year ended December 31	2023	2022
Current liquidity ratio(1)	**0.89x**	**0.86x**

(1) The current liquidity ratio is calculated by dividing current assets by current liabilities as of the indicated dates.

Finally, net worth totaled R$ 4,630 million in the fiscal year ended December 31, 2023, representing an increase of 18.8% when compared to the fiscal year ended December 31, 2022, wherein it recorded net worth of R$ 3,896 million.

(b) Capital structure

(in R$ million, except %)	12.31.2023	VA	12.31.2022	VA
Liabilities (Current and Non-Current)	38,547	89.3%	36,722	90.4%
Total Net Worth	4,630	10.7%	3,896	9.6%
Total Liabilities and Net Worth	**43,177**	**100%**	**40,618**	**100%**

We demonstrated above the composition of the Company's capital structure as of the indicated dates, considering as a percentage of own capital the amount resulting from total net worth divided by the sum of total liabilities (current and non-current) and net worth, and as a percentage of third-party capital the amount resulting from the sum of current and non-current liabilities divided by total liabilities (current and non-current) and net worth.

The Company's current capital structure was defined primarily within the scope of the Spin-off between the Company and GPA, implemented on 12/31/2020. At that time, the Company's balance sheet began to reflect a debt around R$ 8 billion, which today corresponds to 52% of the company's gross debt, originating from GPA, and therefore, it is not related to the historical growth of the Assaí business unit.

Subsequently, in the following years, owing to the intense pace of expansion and conversions with the opening of 115 stores and payment for the commercial points of the 66 Extra hypermarkets, there was an investment disbursement above historical levels (R$ 12 billion in 3 years).

As a result of the events, the Company's leverage ratio became above historical levels, when the Company had a less leveraged capital structure.

However, at the end of 2023, a reducing leverage process began and is expected to continue in 2024 and 2025, with the pace of investment in organic growth more aligned with what occurred until 2020. Such process is marked by strong cash generation, given that around 300 stores will be in operation, and in view of settlement of the payments due for the acquired points and the completion of the major conversion project. In view of the foregoing, the Executive Board believes that, with the implementation of the reducing leverage process, the Company will have a more adequate capital structure, meeting its sustainable growth goals and improvement of the return targets for the shareholders and other stakeholders.

(c) Ability to pay vis-à-vis undertaken financial commitments

Management believes that the cash flow, as well as the currently available funds, assure to the Company full ability to pay all short- and long-term financial commitments.

The Company's efficient cash management, given the context of rising interest rates, larger investment in expansion and stores converted at the maturity curve, resulted in a free cash generation in line with the expectations for the relevant time. In addition, the Company's Working Capital in the fiscal year ended December 31, 2023 was sufficient to support a term of 25 days, representing an improvement of 5 days compared to 2022. Such result was due to the normalization of inventories after the strong pace of openings throughout 2022 and the continuing process of maturation of new stores.

(d) Financing sources for working capital and for investments in non-current assets used by the Company

Raising of funds in the fiscal year ended December 31, 2023 was carried out through: (a) cash generation through its operation; (b) financial contracts denominated in Brazilian reais with an obligation to pay principal and interest pegged to the DI rate; (c) raisings in the capital markets through the issuance of debentures and promissory notes; (d) cash generation through its operation; and (e) acceleration of receivables.

The Company also stresses that in the fiscal year ended December 31, 2023, there were no difficulties to obtain financing or refinancing of the existing debt.

(e) Financing sources for working capital and investments in non-current assets intended to cover liquidity shortfalls

In the Management's opinion, the financing sources used in the fiscal year ended December 31, 2023 are adequate and will continue to be used by the Company as sources of financing, if necessary.

(f) Levels of indebtedness and characteristics of the debts

(i) Relevant loan and financing agreements

The tables below show the Company's indebtedness with financial institutions and capital market raisings in the fiscal year ended December 31, 2023. The composition of the debt includes loans, debentures and promissory notes.

(R$ million)	**Average rate**	**12.31.2023**
Debentures		
Debentures and promissory notes	CDI + 1.45% p.a.	13,378
Cost of funding		(185)
		13,193
Loans		
In national currency		
Working capital	CDI + 0.20% p.a.	40
Working capital	CDI + 1.66% p.a.	1,952
swap contracts		(266)
Cost of funding		(9)
		1,717
Total		**14,910**

Maturity schedule of loans and financing, including derivatives in non-current assets and liabilities:

(R$ million)	**Maturity**	**31.12.2023**
	1 to 2 years	4,767
	2 to 3 years	1,684
	3 to 4 years old	3,654
	4 to 5 years old	1,823
	After 5 years	1,051
	Subtotal	**12,979**
	Cost of raising	**(136)**
	Total	**12,843**

Financing of working capital, swap and consumer financing by intervention:

- *Financing of the working capital and Debentures*

The Company uses the issuance of debentures to reinforce the working capital, to maintain its cash strategy, to stretch its debt profile and for investments. The issued debentures are not convertible into shares, are unsecured and do not have renegotiation clauses.

- *Swaps*

The Company resorts to swap transactions for 100% of its raisings at fixed interest rates and IPCA, exchanging such obligations for CDI interest rates (floating). Such contracts have the same term as the debt and protect interests and principal amounts. In the fiscal year ended December 31, 2023 the CDI rate was of 13.0% and on the fiscal year ended December 31, 2022 it was of 12.4%.

We present below the main information and the Company's outstanding balances with respect to its debt instruments as on the fiscal year ended December 31, 2023:

Description	Type	Issuance value	Outstanding debentures (units)	Issuance	Maturity	Annual financial charges	Unit price (*R$*)	Balance as of 12.31.2023 (*R$ million*)
1st Issuance of promissory notes - 5th series	No priority	200	4	07/04/2019	07/04/2024	CDI + 0.72% p.a.	72,272,432	289
1st Issuance of promissory notes - 6th series	No priority	200	4	07/04/2019	07/04/2025	CDI + 0.72% p.a.	72,272,432	289
2nd Issuance of Debentures - 1st series	No priority	940,000	940,000	06/01/2021	05/20/2026	CDI + 1.70% p.a.	1,015	954
2nd Issuance of Debentures - 2nd series	No priority	660,000	660,000	06/01/2021	05/20/2028	CDI + 1.95% p.a.	1,015	670
2nd Issuance of promissory notes - 1st series	No priority	1,250,000	1,250,000	08/27/2021	08/27/2024	CDI + 1.47% p.a.	1,345	1.681
2nd Issuance of promissory notes - 2nd series	No priority	1,250,000	1,250,000	08/27/2021	02/27/2025	CDI + 1.53% p.a.	1,347	1.683
3rd Issuance of Debentures - 1st series - CRI	No priority	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% p.a.	1,142	1.122
3rd Issuance of Debentures - 2nd series - CRI	No priority	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% p.a.	1,143	591
4th Issuance of Debentures - single series	No priority	2,000,000	2,000,000	01/07/2022	11/26/2027	CDI + 1.75% p.a.	1,012	2.024
1st Issuance of Commercial Paper Notes - single series	No priority	750,000	750,000	02/10/2022	02/09/2025	CDI + 1.70% p.a.	1,053	790
5th Issuance of Debentures - single series - CRI	No priority	250,000	250,000	04/05/2022	03/28/2025	CDI + 0.75% p.a.	1,030	258
6th Issuance of Debentures - 1st series - CRI	No priority	72,962	72,962	09/28/2022	09/11/2026	CDI + 0.60% p.a.	1,035	76
6th Issuance of Debentures - 2nd series - CRI	No priority	55,245	55,245	09/28/2022	09/13/2027	CDI + 0.70% p.a.	1,036	58
6th Issuance of Debentures - 3rd series - CRI	No priority	471,793	471,793	09/28/2022	09/13/2029	IPCA + 6.70% p.a.	1,078	508
2nd Issuance of Book-Entry Commercial Notes - single series	No priority	400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% p.a.	1,143	458
7th Issuance of Debentures - 1st series - CRI	No priority	145,721	145,721	07/25/2023	07/15/2026	CDI + 1.00% p.a.	1,057	154
7th Issuance of Debentures - 2nd series - CRI	No priority	878,503	878,503	07/25/2023	07/15/2027	Pre 11.75% p.a.	1,049	921
7th Issuance of Debentures - 3rd series - CRI	No priority	46,622	46,622	07/25/2023	07/17/2028	CDI + 1.15% p.a.	1,058	50
8th Issuance of Debentures - 1st series - CRI	No priority	400,000	400,000	12/22/2023	12/22/2027	CDI + 1.85% p.a.	1,002	401
8th Issuance of Debentures - 2nd series - CRI	No priority	400,000	400,000	12/22/2023	12/22/2028	CDI + 1.95% p.a.	1,002	401
Cost of raising								(185)
Total								**13,193**

(ii) Other long-term relationships with financial institutions

The Company does not currently have any relevant long-term relationships with financial institutions, other than those already described in item 2.1(f)(i) of this Reference Form.

(iii) Level of subordination among debts

The Executive Board informs that the level of subordination among the Company's debts is determined in accordance with the provisions of the laws and regulation in force, namely: (i) corporate and labor obligations; (ii) taxes payable; (iii) lease liabilities; (iv) loans and financing; (v) unsecured credits; (vi) subordinated credits; and (vii) dividends and interest on shareholders' equity.

(iv) Any restrictions imposed onto the Company, in particular with respect to indebtedness limits and to the entering into new debt, to the distribution of dividends, the disposition of assets, the issuance of new securities and the transfer of corporate control, as well as whether the issuer has been compliant with such restrictions.

- ***Financial covenants***

In connection with the issuance of debentures, commercial notes and promissory notes and a portion of loan transactions, the Company is required to maintain determined financial ratios. Such ratios are calculated quarterly based on the Company's audited financial statements prepared in accordance with the Brazilian GAAP: (i) Net Debt (Gross Debt minus cash and accounts receivable)/Net Worth equal to or lower than 3.0; and (ii) Consolidated Net Debt/EBITDA ratio equal to or lower than 3.0. In the fiscal year ended December 31, 2023, the Company was compliant with respect to such ratios.

- ***Non-financial covenants***

Furthermore, instruments of issuance of debentures, promissory notes and commercial notes contain restrictive clauses that, among other things, set a limit for the sale of assets, the conduction of corporate restructuring transactions (spin-offs, mergers and incorporations) and the payment of dividends in excess of the mandatory minimum.

Th Company executed certain loan agreements and financing instruments that, as applicable, also provide for restrictive clauses limiting the aforementioned events, including: (i) loan and financing agreements denominated in Brazilian currency and in foreign currency; and (ii) agreement for Accession to the Financial Risk Protection System - Derivatives (*swap*, term and options).

- ***Restrictions on the transfer and acquisition of the Company's corporate control***

  - Transfer of Shareholding Control

The Casino Group held a controlling interest in the Company, which was sold in 2023. However, this sale did not result in the transfer of the Company's controlling interest to third parties.

  - Prior Consent and Contractual Amendment

The Company obtained prior approval and made contractual amendments with financial institutions such as The Bank of Nova Scotia, Banco do Brasil, Banco Safra, Banco BTG Pactual and Banco Itaú. These amendments were made to ensure that Casino's withdrawal as the Company's controlling shareholder would not result in early maturity of the debts, as provided for in current corporate legislation and in the respective terms of the debt instrument.

  - Transfer of Control Clauses

The clauses relating to the transfer, sale or acquisition of shareholdings in the debt instruments provided for early maturity only if the Casino Group ceased to be the controlling shareholder, regardless of whether the Company became the new controlling shareholder, or the share capital was pulverized.

- Need for Waivers

Due to the clauses mentioned above, the Company had to request waivers from the holders of debt instruments, including debentures, promissory notes, commercial notes, CRIs and other bilateral loans, generating a cost of approximately R$93 million, the status of which is described below:

2nd, 3rd, 4th, 5th and 6th issuance of debentures, 1st issuance of commercial notes, 1st and 2nd issuance of promissory notes

At meetings held between March 3, 2023 and July 11, 2023, holders of debentures of the 2nd and 4th issuance, holders of the CRIs linked to the 3rd, 5th and 6th issuance of debentures of the Company, holders of commercial notes of the 1st issuance of the Company, and holders of promissory notes of the 1st and 2nd issuance of the Company approved, among others, prior consent in the event of any change of control by the Company, provided that (a) the Company ceases to have controlling shareholders, or (b) if, at any time during the term of effectiveness of the relevant instruments, the Company has a new controlling shareholder, (i) the Company's shares remain listed in the B3's *Novo Mercado* segment, (ii) the change of control does not result in a downgrade of the Company's rating, (iii) the new controlling shareholder does not have a history of default in the payment of any amount due and payable under transactions carried out in the domestic financial and/or capital markets; (iv) the new controlling shareholder has not violated any anti-corruption laws; (v) the new controlling shareholder complies with laws related to fighting the use of child labor, slave-like labor, encouragement of prostitution and violation of the rights of forest dwellers, and adopts best practices for protecting the environment, occupational health and safety, including compliance with social-environmental laws and regulation; (vi) it is not involved in practices that violate the anti-corruption laws; (vii) the new controller is not a politically exposed entity or person; and (viii) where applicable, (viii.1) is not a Restricted Counterparty or incorporated in a Sanctioned Territory or (viii.2) is not a subsidiary of a Restricted Counterparty.

For the foregoing purposes:

"Restricted Counterparty" means any person, organization or vessel (1) designated in the list of Specially Designated Nationals and Blocked Persons issued by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC), in the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions or any similar list of target persons issued with any Sanctions (including those issued by Brazil), or (2) that is, or is part of, a government of a Sanctioned Territory, or (3) is owned or controlled by, or acting on behalf of, any of the foregoing.;

"Sanctioned Territory" means any country or other territory subject to a general export, import, financial or investment embargo under the Sanctions, which countries and territories as of the date of approval include Crimea (as defined and interpreted in applicable Sanctions laws and regulations), Russia, the Donetsk and Luhansk territories, Iran, North Korea, Syria, Cuba and Venezuela; and

"Sanctions" means any economy or trade, laws, regulations, embargoes, freezing provisions, prohibitions or restrictive measures related to trade, doing business, investments, exporting, financing or providing assets (or other similar or related to any of the foregoing) enacted, enforced, imposed or administrated by any of the following sanctioning authorities: (a) the United Nations Security Council, the European Union, OFAC, the United States Departments of Treasury and Commerce, the Government of the United Kingdom, Her Majesty's Treasury of the United Kingdom, as applicable, and/or (b) any and

all countries with which the Issuer or any company of its economic group has a connection, as applicable; and/or (c) the governments, institutions or agencies of any country or entity listed in items (a) and (b).

Bank Credit Notes CCB Banco do Brasil, CCB Banco Safra, CCB Banco BTG Pactual and CCB Banco Itaú

Prior consents were approved to the Bank Credit Notes ("CCBs") with Banco do Brasil, Banco Safra, Banco BTG Pactual and Banco Itaú, which were obtained on terms similar to those approved by the holders of the aforementioned instruments, and the relevant amendments executed.

- ***Cross default and Cross acceleration***

Some of the Company's debt instruments, including all issuances of debentures, commercial notes and promissory notes, contain *cross default* and *cross acceleration* clauses, which provide for the maturity of the debt in the event of (a) default in any other financial obligation of the Company and/or of any of its controlled entities in the financial and/or capital markets in amounts equal to or higher than those provided for in the relevant instrument, which vary between R$ 50 and 75 million, and/or (b) declaration of acceleration of any other debt and/or obligation of the Company and/or any of its controlled entities in amounts equal to or higher than that provided for in the relevant instrument, which vary between R$ 50 and 75 million.

(g) Limits on obtained financing arrangements and already used percentages

In the fiscal year ended December 31, 2023, the Company had no outstanding financing limits obtained from financial institutions.

(h) **Significant changes in income statement and cash flow statement items Income**

Statements

Fiscal year ended December 31, 2023 compared to fiscal year ended December 31, 2022

Income Statement[1] *(R$ million, except %)*	Fiscal year ended 12/31/2023	VA (%)	Fiscal year ended 12/31/2022	VA (%)	HA (%)
Net Operating Revenue	**66,503**	**100.0%**	**54,520**	**100.0%**	**22.0%**
Cost of Products Sold	(55,682)	(83.7%)	(45,557)	(83.6%)	22.2%
Gross Profit	**10,821**	**16.3%**	**8,963**	**16.4%**	**20.7%**
Selling Expenses	(5,411)	(8.1%)	(4,379)	(8.0%)	23.6%
General and Administrative Expenses	(831)	(1.2%)	(787)	(1.4%)	5.6%
Depreciation and Amortization	(1,394)	(2.1%)	(919)	(1.7%)	51.7%
Equity Method Result	51	0.1%	44	0.1%	15.9%
Total Operating Expenses	**(7,536)**	**(11.3%)**	**(6,113)**	**(11.2%)**	**23.3 %**
Other Operating Income (Expenses), Net	49	0.1%	(72)	(0.1%)	(168.1%)
Operating Profit before Net Financial Result	**3,285**	**4.9%**	**2,850**	**5.2%**	**15.3%**
Financial Revenues	281	0.4%	394	0.7%	(28.7%)
Financial Expenses	(3,012)	(4.5%)	(1,909)	(3.2%)	57.8%
Net Financial Result	**(2,731)**	**(4.1%)**	**(1,515)**	**(2.8%)**	**80.3%**
Profit before Income Tax and Social Contribution	**554**	**0.8%**	**1,335**	**2.4%**	**(58.5%)**
Income Tax and Social Contribution	156	0.2%	(115)	(0.2%)	(235.7%)
Net Profit of the Fiscal Year	**710**	**1.1%**	**1,220**	**2.2%**	**(41.8%)**

[1] In the fiscal year ended December 31, 2022, R$ 109 million were recognized in the financial result and in the net profit, referring to monetary restatement on tax credits related to reimbursement of the ICMS-ST tax.

- ***Net Operating Revenue***

The company's net operating revenue consists primarily of gross revenue derived from sales of its products, less the amount of taxes and product returns. The Company's net operating revenue increased by 22.0% or R$ 11,983 million in the fiscal year ended December 31, 2023, from R$ 54,520 million in the fiscal year ended December 31, 2022 to R$ 66,503 million in the fiscal year ended December 31, 2023. Such increase mainly resulted from: (1) contribution of the recent expansion (20.7%) due to the opening of 27 new stores (including 17 hypermarket conversions) during 2023, which represented a 12% growth in the Company's sales area; and (2) the same store sales growth (1.6%), driven by the expedited maturation of converted stores. In addition, the Company considers its business model to be attractive and successful, seeking to make continuous progress in improving the shopping experience, with revisions to the product mix and inclusion of services to meet the customers' demand and profile in the surroundings of each store, resulting in an increase in store traffic.

- ***Cost of Products Sold***

In the fiscal year ended December 31, 2023, the cost of products sold totaled R$ 55,682 million, representing an increase of R$ 10,125 million, or 22.2% compared to the fiscal year ended December 31, 2022, in which the cost of products sold totaled R$ 45,557 million. Such increase was due to the increase in the Company's operations and sales, as abovementioned, with the cost of products sold remaining practically steady vis-à-vis the net operating revenue in each period (83.6% in 2022 and 83.7% in 2023), so that the Company's gross margin presented a negative variation of 0.1 p.p., evidencing the expedited maturation of the new stores.

- ***Selling Expenses***

Selling expenses went from R$ 4,379 million in the fiscal year ended December 31, 2022 to R$ 5,411 million in the fiscal year ended December 31, 2023, representing an increase of 23.6% or R$ 1,032 million, mainly due to the expansion of the Company's operations, so that selling expenses varied by 0.1 p. p. vis-à-vis the net revenue in each fiscal year (8.1% in the fiscal year ended December 31, 2022 and 8.0% in the fiscal year ended December 31, 2023, thereby demonstrating that the Company's new stores, together with efforts to reduce expenses, achieved sufficient performance to absorb inherent expenses of the expansion of operations. Selling expenses comprise all store expenses such as salaries, maintenance, expenses with credit card companies, among others.

- ***General and Administrative Expenses***

The Company's general and administrative expenses went from R$ 787 million in the fiscal year ended December 31, 2022 to R$ 831 million in the fiscal year ended December 31, 2023, representing an increase of 5.6% or R$ 44 million, which was mainly due to the adjustment of employees' salaries, in line with the increase in inflation in the period. In relation to the net revenue of the fiscal years, sales expenses decreased by 0.2% compared to 2022 (1.2% in the fiscal year ended 2023 and 1.4% in the fiscal year ended 2022), reflecting the ability to dilute costs with the increase in operations.

- ***Depreciation and Amortization***

In the fiscal year ended December 31, 2023, depreciation and amortization totaled R$ 1,394 million, representing an increase of 51.7% compared to the depreciation and amortization of R$ 919 million recorded in the fiscal year ended December 31, 2022, a variation mainly due to the opening of new stores and hypermarket conversions during the period.

- ***Other Operating Revenues (Expenses), Net***

The other operating revenues (expenses), net account totaled R$ 49 million in the fiscal year ended December 31, 2023, compared to an expense of R$ 72 million in the fiscal year ended December 31, 2022. In 2023, other operating revenues (expenses), net consisted mainly of a positive (non-cash) accounting effect of R$ 65 million due to the write-off of the lease agreement of 28 stores belonging to the Península fund, which was terminated. Such effect was triggered by the departure of the former controlling shareholder (Casino Group), given the existence of a clause establishing the possibility of acceleration of lease agreements, which led to the negotiation of new lease agreements. In addition, in 2022, operating expenses included the provision for the write-off of assets of stores closed due to the hypermarket conversion project, as well as the write-off of assets related to the completion of the sale of assets announced in a relevant fact published in July 2021.

- ***Operating Profit before Net Financial Result***

In the fiscal year ended December 31, 2023, operating income before net financial result totaled R$ 3,285 million, representing an increase of 15.3% or R$ 435 million, compared to the same period in 2022, when it totaled R$ 2,850 million. This variation was mainly due to an increase in gross profit in the amount of R$ 1,858 million, which was partially offset by an increase of R$ 1,032 million in selling expenses, as explained above.

- ***Net Financial Result***

In the fiscal year ended December 31, 2023, the net financial result totaled an expense of R$ 2.731 billion, representing an increase of R$ 1.216 billion when compared to the same period in 2022, when it totaled an expense of R$ 1.515 billion. This variation was mainly due to (i) the increase in the Selic rate in 2023 (average of 13.0% p.a.) compared to 2022 (average of 12.4% p.a.).), which led to an increase in the CDI in the period and, consequently, an increase in the Company's financial expenses, since most of its indebtedness is pegged to the CDI; (ii) the lesser effect of capitalized interest (R$ 257 million in 2023 compared to R$ 774 million in 2022); and (iii) an increase in the balance of total indebtedness (current and non-current loans plus current and non-current debentures and promissory notes), which went from R$ 12.591 million on the fiscal year ended December 31, 2022 to R$ 15,184 million on the fiscal year ended December 31, 2023, due to the new raisings carried out by the Company to finance the expansion of its operations in 2023, particularly for the conversion of hypermarkets.

- ***Profit before Income Tax and Social Contribution***

In the fiscal year ended December 31, 2023, profit before income tax and social contribution was of R$ 554 million, a reduction of 58.5% or R$ 781 million, compared to the profit before income tax and social contribution of R$ 1,335 million in the same period in 2022, a variation resulting from the foregoing events, especially due to the increase in financial expenses.

- ***Income Tax and Social Contribution***

In the fiscal year ended December 31, 2023, income tax and social contribution totaled R$ 156 million compared to an expense of R$ 115 million for the same period in 2022. The effective tax rate was of -28.2% in 2023, compared to 8.6% in 2022, mainly as a result of the reduction of the profit before income tax and social contribution and maintenance of similar amounts calculated for the concerned fiscal years for tax incentives related to investment grants that, as provided for in Complementary Law 160/17 and Law 12,973/14, excluded the amount of the tax incentive reserve from the IRPJ and CSLL calculation bases, which totaled R$ 939 million on the fiscal year ended on December 31, 2023.

Cash Flows

The following table shows certain information on the Company's cash flows for the fiscal years ended December 31, 2023 and 2022.

(R$ million, except %)	Fiscal year ended 12/31/2023	Fiscal year ended 12/31/2022	HA (%) 2023 x 2022
Net cash generated by operating activities	5,963	5,144	15.9%
Net cash used in investment activities	(3,055)	(3,790)	(19.4%)
Net cash (invested in) generated by financing activities	(3,291)	1,938	(269.8%)
Increase (decrease) net of cash and cash equivalents	(383)	3,292	(111.6%)
Cash and cash equivalents at the beginning of the fiscal year	5,842	2,550	129.1%
Exchange variation on cash and cash equivalents	-	-	-
Cash and cash equivalents at the end of the fiscal year	5,459	5,842	(6.6%)

Historically, the Company finances its capital expenditures and investments mainly with cash generated by its operations and, to a lesser extent, with third-parties' funds, including bank financing and capital market transactions, including the issuance of debentures and promissory notes.

Fiscal year ended December 31, 2023

- ***Net cash generated by operating activities***

The net cash generated by the Company's operating activities in the fiscal year ended December 31, 2023, was of R$ 5,963 million, compared to a generation of R$ 5,144 million in the fiscal year ended 2022, representing an increase of 15.9%. This variation was mainly due to: (i) an increase in the effect of interest incurred in and monetary variation charges in the amount of R$ 2,853 million in 2023, compared to R$ 1,827 million in 2022, on account of a higher gross debt in the period due to raisings carried out and the payment, according to schedule, of installments related to the acquisition of hypermarket commercial points; (ii) net increase in accounts payable to suppliers in the amount of R$ 1.498 million, related to the Company's expansion, with the opening of 27 stores in the year (compared to the opening of 60 stores in 2022 and which led to a net increase in accounts payable to suppliers of R$ 3.175 million; (iii) non-cash effect of depreciation and amortization in the amount of R$ 1,476 million (compared to R$ 990 million in 2022) due to the opening of new stores and the consequent increase in fixed assets in 2023; and (iv) net reduction in inventories of R$ 735 in 2023 compared to R$ 2,505 million in 2022, which is explained by the lower volume of store openings in 2023 (27 stores) compared to 2022 (60 stores). The effects of those factors were partially offset mainly by: (i) an increase in recoverable taxes of R$ 352 million in 2023, compared to R$ 336 million in 2022, reflecting the monetization of ICMS, PIS and COFINS; and (ii) increase in the variation of accounts receivable of R$ 640 million, as a result of the company's expansion.

- ***Net cash used in investment activities***

The Company's net cash applied in investment activities was of R$ 3,055 million in the fiscal year ended December 31, 2023, compared to an investment of R$ 3,790 million in the fiscal year ended December

31, 2022, representing a reduction of 19.4%. This reduction is mainly justified by the slower pace of store expansion in 2023 compared to 2022 (R$ 3,116 million in 2023 and R$ 3,524 in 2022), resulting in lower expenditure of funds. In addition, due to the schedule of the conversion project, the hypermarket outlets were recognized as intangible assets in 2022, justifying the reduction in consumption of R$ 400 million related to the acquisition of fixed assets. Likewise, most of the own real estate properties referring to the conversion project were sold in 2022, resulting in a reduction in consumption of R$ 160 million related to the net impact of assets held for sale.

- ***Net cash used in financing activities***

The Company's net cash used in financing activities was of R$ 3,291 million in the fiscal year ended December 31, 2023, compared to a generation of R$ 1,938 million in the fiscal year ended December 31, 2022, representing a variation of (269.8%). This variation is substantially explained by (i) the payment of outstanding installments for the acquisition of hypermarkets, in the amount of R$ 2,609 million, with no comparable payment in 2022; (ii) the higher volume of loan payments in 2023 (R$ 1,499 million, compared to R$ 183 million in 2022), due to higher amortizations; and (iii) lower borrowings in 2023 (R$ 3,392 million) compared to 2022 (R$ 4,001 million).

Fiscal year ended December 31, 2022

- ***Net cash generated by operating activities***

Net cash generated by the Company's operating activities in the fiscal year ended December 31, 2022, was of R$ 5,144 million, compared to the net profit of R$ 1,220 million earned in that year. This variation was mainly due to: (i) the non-cash effect of interest incurred in and monetary variation charges in the amount of R$ 1,827 million; (ii) net increase in accounts payable to suppliers in the amount of R$ 3,175 million; (iii) the non-cash effect of depreciation and amortization in the amount of R$ 990 million; (iv) changes in transactions with related parties in the amount of R$ 196 million; and (v) increase in the provision for obsolescence and breaks in the amount of R$ 418 million. The effects of those factors were partially offset mainly by a net reduction in inventories of R$ 505 million.

- ***Net cash used in investment activities***

The Company's net cash applied in investment activities amounted to R$ 3,790 million in the fiscal year ended December 31, 2022. In 2022, the main use of cash for the Company's investment activities was related to: (i) purchases of property, plant and equipment items in the amount of R$ 3,524 million related to the expansion of the Company's store network; (ii) purchases of intangible assets in the amount of R$ 636 million mainly related to the acquisition of GPA's commercial outlets in connection with the Extra Transaction; and (iii) purchases of assets held for sale in the amount of R$ 250 million, including the acquisition of a GPA property in the amount of R$ 95 million related to the Extra Transaction, which the Company expects to sell to a certain real estate fund. The effects of those factors were partially offset by the sale of assets in the amount of R$ 620 million, including the sale of real estate properties to a real estate investment fund in the amount of R$ 505 million, carried out within the scope of the Extra Transaction.

- ***Net cash used in financing activities***

The Company's net cash used in financing activities amounted to R$ 1,938 million in the fiscal year ended December 31, 2022. As of December 31, 2022, the Company: captured R$ 3,959 million in loans and financing, arising mainly from the 4th, 5th and 6th issuances of Company's debenture, its 1st issuance of book-entry commercial notes and bank loans. The effects of new loans and financing were partially

offset by: (i) payments in the amount of R$ 856 million related to lease liabilities; (ii) payments of interest in the amount of R$ 42 million incident on lease liabilities; (iii) payment of loans and financing in the amount of R$ 183 million; (iv) payment of interest on loans and financing in the amount of R$ 783 million; and dividends and interest on shareholders' equity in the amount of R$168 million.

2.2. Operating and financial result

(a) Results of the Company's operations

(i) Description of any relevant components of the revenues

In the fiscal year ended December 31, 2023, the Company's revenues were originated mainly from its cash & carry operations. For more details on changes in the net operating revenue, see item 2.1(h) of this Reference Form.

(ii) Factors that materially affected the operating results

Factors that materially affected the Company's operating results in 2023 may be summarized as follows:

- investments in expansion, with the opening of 27 new stores;
- performance of existing stores, driven by an increase in "same-store" sales, including the contribution of the 47 conversion format stores opened throughout the 2022 year; and
- performance of the conversions, which present an expedited maturation and represented, as of the end of 2023, 64 hypermarket conversions already in operation; and
- the quest for continuing improvement in the customers' shopping experience, leading to an increase in the average ticket.

For information on the factors that materially affected our operating results, see item 2.1(h) of this Reference Form.

(b) Significant variations in revenues attributable to the introduction of new products and services, changes in volumes and modifications in prices, exchange and inflation rates

Over the last five fiscal years, the Company experienced several challenging macroeconomic times and Assaí's operation has proved resilient and solid. Sales growth during this period was of more than 139%, with gains in market share leading to a 31.6% share of the wholesale-retail (*atacarejo*) market, which continues to evolve. Gross revenue in the fiscal year ended December 31, 2023 totaled R$ 72,785 million, an increase of R$ 13,101 million compared to the same period of the previous year, representing an increase of 22.0%. The sales performance was a result of the strong contribution of the expansion during the past 12 months, with the opening of 27 new stores in the period, and the consistent performance of same-store sales, evidencing the attractive and successful business model. The Company ended the 2023 fiscal year with 288 stores in operation and a sales area of 1,456 thousand square meters. In addition, the Company's revenue was positively impacted by improvements to its business model related to physical stores, such as adapting the product assortment and including the provision of related services in stores (such as butchery services). Those improvements favor an increase in sales volume, contributing to revenue growth. For more information on variations in revenues, see item 2.1 (h) of this Reference Form.

Gross revenue in the fiscal year ended December 31, 2022 totaled R$ 59,684 million, an increase of R$ 14,023 million compared to the same period of the previous year, representing a growth of 30.7%. The sales performance was a result of the strong contribution of the expansion during the past 12 months, with the opening of 60 new stores in the period, and the consistent performance of same-store sales, evidencing the attractive and successful business model. The Company ended the 2022 fiscal year with

263 stores in operation and a sales area of 1.3 million square meters. For more information on variations in revenues, see item 2.1(h) of this Reference Form.

(c) Relevant impacts of inflation, of price variation of the main inputs and products, the of the exchange rate and of the interest rate in our operating and financial result

For information on the impact of inflation in net operating revenue and costs of products sold, as well as the impact of interest rates in financial results, see item 2.1(h) of this Reference Form.

The Company is subject to price variations of a wide range of products that, in their turn, may vary significantly due to changes in various factors, such as variations in the price of commodities, in the exchange rate and in the activity levels of their respective producers. Changes in the prices of products sold by the Company may, in turn, cause a decrease in demand and, consequently, impact its revenues.

The interest rate, in its turn, has an impact in the financial expenses incurred in by the Company, since its indebtedness is pegged to the CDI. The exchange rate, however, does not directly impact the Company's revenues and results, since its revenues are earned in Brazilian currency.

For more information on the impacts of the aforementioned elements in the Company's revenues and operating and financial results, see item 2.1(h) of this Reference Form.

2.3. Significant changes in accounting practices

(a) Changes in accounting practices that resulted in significant effects on the information set out in items 2.1 and 2.2

Not applicable, since there were no changes in the Company's accounting practices in the last fiscal year having a significant effect on the information set out in items 2.1 and 2.2.

(b) Modifying opinions and emphases contained in the auditor's report

The independent auditors issued an auditor's report without qualifications or emphases on the financial statements for the last three fiscal years.

2.4. Events with material effects, both occurred and expected, in the financial statements

(a) Introduction or disposition of an operating segment

Not applicable, since no operating segments were introduced or disposed of during the fiscal year ended December 31, 2023.

(b) Constitution, acquisition or disposition of equity interests

Not applicable, since there was no constitution, acquisition or disposition of any equity interest during the fiscal year ended December 31, 2023.

(c) Non-usual events or transactions

There were no non-usual events or transactions related to the Company or its activities during the fiscal year ended December 31, 2023.

2.5. Non-accounting measurements disclosed in the last fiscal year or for the current fiscal year

(a) Report the value of non-accounting measurements

- ***EBITDA and EBITDA Margin***

EBITDA (*Earnings Before Interest, Taxes, Depreciation and Amortization*) is a non-accounting measurement prepared by the Company consonant with CVM Resolution 156 of June 23, 2022, which consists of net profit adjusted by (i) the net financial result, (ii) income tax and social contribution on net profit - current and deferred, and (iii) depreciation and amortization expenses.

The EBITDA margin is calculated dividing the EBITDA by the net operating revenue.

In the fiscal year ended December 31, 2023, EBITDA increased by 24.0% compared to the previous fiscal year, from R$ 3,840 million in the fiscal year ended December 31, 2022 to R$ 4,761 million in 2023.

Below are the Company's EBITDA and EBITDA Margin values for the fiscal years ended December 31, 2023 and 2022:

(R$ million, except %)	**Fiscal year ended 12/31/2023**	**Fiscal year ended 12/31/2022**
EBITDA	4,761	3,840
EBITDA Margin	7.2%	7.0%

- ***Gross Debt and Net Debt***

Gross Debt is a non-accounting measurement calculated by adding up the balances of loans and financing and debentures and promissory notes, both current and non-current.

Net Debt is a non-accounting measurement calculated as Gross Debt deducted by the sum of the balances cash and cash equivalents and derivative financial instruments (current and non-current). Derivative financial instruments are used to hedge exposure to possible fluctuations in interest rates and foreign currency exchange rates used in the Company's indebtedness.

Below are the figures for the Company's Gross Debt and Net Debt for the fiscal year ended December 31, 2023 and 2022:

(R$ million)	**Fiscal year ended 12/31/2023**	**Fiscal year ended 12/31/2022**
Gross Debt	15,184	12,591
Net Debt	9,451	6,567

(b) Reconciliation between disclosed amounts and amounts reflected in the audited financial statements

- ***EBITDA and EBITDA Margin***

(R$ million, except %)	**Fiscal year ended 12/31/2023**	**Fiscal year ended 12/31/2022**
Net profit of the year	710	1,220
(+/-) Income Tax and Social Contribution	(156)	115

(+) Net Financial Result	2,731	1,515
(+) Depreciation and Amortization	1,476	990
EBITDA	**4,761**	**3,840**
Net Operating Revenue	**66,503**	**54,520**
EBITDA Margin	7.2%	7.0%

- ***Gross Debt and Net Debt***

(R$ million)	Fiscal year ended 12/31/2023	Fiscal year ended 12/31/2022
Short-term debts	**2,115**	**1,260**
Loans	36	829
Debentures and promissory notes	2,079	431
Long-term debt	**13,069**	**11,331**
Loans	1,947	737
Debentures and promissory notes	11,122	10,594
Total Gross Debt	**15,184**	**12,591**
Cash and Cash Equivalents	5,459	(5,842)
Derivative Financial Instruments[1]	274	(182)
Net debt	**9,451**	**6,567**

[1] Derivative financial instruments are used to hedge exposure to possible fluctuations in interest rates and foreign currency exchange rates used in the Company's indebtedness.

(c) Explain why it is understood that such measurement is more appropriate for a correct comprehension of the financial condition and results of operations.

- ***EBITDA and EBITDA Margin***

The Company's management believes that EBITDA is a practical measure to determine its operating performance and cash generation ability. The EBITDA Margin, in its turn, is an indicator that allows an evaluation of the Company's operating performance in percentage terms taking into account the variation in its revenue. The Company emphasizes that EBITDA and EBITDA Margin are supplementary to its financial statements and should not be used to replace its audited results as indicators of profitability or actual cash generation.

EBITDA and EBITDA Margin are not measures recognized by the Generally Accepted Accounting Principles in Brazil ("Brazilian GAAP") or by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), nor should they be individually considered or deemed as an alternative to net profit as an operating measure, or as an alternative to operating cash flows or as measures of liquidity and should not be taken into account as basis for distributing dividends.

EBITDA and EBITDA Margin do not have a standard meaning and their definitions may not be comparable with the definitions of EBITDA and EBITDA Margin used by other companies. EBITDA and EBITDA Margin have limitations that affect their use as indicators of the Company's profitability, as they do not take into account certain intrinsic costs of the Company's business that could, in their turn, significantly affect its profits, such as financial expenses, taxes on profit, depreciation and amortization, other operating expenses and revenues, as well as other non-recurring effects.

- ***Gross Debt and Net Debt***

The Company's management believes that Gross Debt and Net Debt are useful indicators for assessing its indebtedness position and the funds available to meet its obligations.

Gross Debt and Net Debt are not measures recognized by the Brazilian GAAP or by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), do not have a standard meaning and may not be comparable to Gross Debt and Net Debt prepared by other companies.

Gross Debt and Net Debt have limitations that may impair their use as a measure of liquidity, and should not be individually considered or deemed as a substitute indicator of liquidity or performance.

2.6. Events subsequent to the latest financial statements

There were no events subsequent to the Company's latest consolidated financial statements for the fiscal year ended December 31, 2023, for which authorization was granted by the Board of Directors on February 21, 2024.

2.7. Allocation of the Company's results

Description	12/31/2023
a. Rules regarding withholding of profits	On December 31, 2023, the Company adopted as profit withholding policy the rules contained in its articles of incorporation and in the Brazilian Corporation Law. The Articles of Incorporation established the following deductions from the Company's profit: (a) accrued losses and the provision for income tax; (b) the amount to be distributed as employee and management profit sharing, as determined by the Board of Directors in compliance with the Profit Sharing Plan, pursuant to the provisions and limits contained in the Company's Articles of Incorporation; (c) 5% to constitute the legal reserve; (d) amounts intended to the constitution of contingency reserves, if so decided by the General Meeting; and (e) 25% for payment of the mandatory dividend. After the above allocations, the general meeting may resolve to withhold the entirety or a portion of the remaining profit for the Expansion Reserve, the purpose of which is to ensure funds to finance additional applications of fixed and current capital, pursuant to the Articles of Incorporation, or for execution of the approved capital budget. The remaining profit, if any, may be distributed as additional dividends.
a.i. Profit Withholding Amounts	The amounts shown below are included in the Company's financial statements for the fiscal year ended December 31, 2023, which will be submitted for approval by the Board of Directors and by the shareholders at the annual general meeting to be held in April, 2024: (a) R$ 710 million for the tax incentive reserve.
a.ii. Percentage vis-à-vis the declared total profits	(a): 100%
b. Rules regarding dividend distributions	As of December 31, 2023, the Company's Articles of Incorporation provided that shareholders would be entitled to receive a mandatory minimum annual dividend equal to 25% of net profit of each fiscal year, adjusted in accordance with the law.
c. Frequency of dividend distributions	As of December 31, 2023, the Company's Articles of Incorporation established that distribution of mandatory minimum dividends would be made on annual basis. However, it also allowed the Company to distribute interim and intermediate dividends, at the proposal of the Board of Directors.
d. Restrictions	The instruments of the 2nd, 3rd, 4th, 5th, 6th, 7th and 8th issuances of debentures, of the 2nd issuance of promissory notes and of the 1st issuance of commercial notes of the Company contain a restrictive clause that limits the distribution of dividends above the legal minimum in the event of non-compliance with the monetary obligations set out in the respective bonds and instruments.
e. Profit Allocation Policy	The Company does not have a specific, formally approved policy addressing the allocation of profits.

2.8. Relevant items not appearing in the statements financial

(a) Assets and liabilities directly or indirectly held by the Company that do not appear in its balance sheet (*off-balance sheet items*), such as: (i) written off receivables portfolios in respect of which the entity has neither withheld nor substantially transferred the risks and benefits of ownership of the transferred asset, indicating the respective liabilities; (ii) contracts for the future purchase and sale of products or services; (iii) unfinished construction contracts; and (iv) contracts for future receipt of financing.

Not applicable, since there is no relevant item not already reflected in the Company's accounting statements for the fiscal year ended December 31, 2023.

(b) Other items not reflected in the financial statements

Not applicable, since there is no relevant item not already reflected in the Company's accounting statements for the fiscal year ended December 31, 2023.

2.9. Comments on items not appearing in the financial statements, as described in item 2.8 above

(a) How such items change or may change the revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements

Not applicable, since there are no relevant items of such nature not disclosed in the Company's financial statements for the fiscal year ended December 31, 2023.

(b) Nature and purpose of the operation

Not applicable, since there are no relevant items of such nature not disclosed in the Company's financial statements for the fiscal year ended December 31, 2023.

(c) Nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the transaction

Not applicable, since there are no relevant items of such nature not disclosed in the Company's financial statements for the fiscal year ended December 31, 2023.

2.10. Business Plan

(a) Investments, including: (i) quantitative and qualitative description of investments in course and of planned investments; (ii) investment financing sources; and (iii) relevant disinvestments in progress and planned disinvestments

Assaí's gross Investment Plan for the 2024 fiscal year establishes the allocation of an amount between R$ 1.5 billion and R$ 2.0 billion for the construction of new units, renovation of existing stores, logistics and technology.

The Company informs that it made a payment of R$ 2,609 million over the course of the 2023 fiscal year for the acquisition of 66 hypermarket commercial points, currently already converted into Assaí stores, as described in item 2.10.(b) below. The Company also stresses that over the course of the 2023 fiscal year, it invested R$ 2.705 billion in its operations, mainly for the expansion and renovation of stores, which represented a reduction of 50.8% compared to the 2022 fiscal year.

In addition, a payment of the last installment in the amount of R$ 894 million was made in 2024 referring to the acquisition of 66 hypermarkets.

The Company raises funds for its operations and investments primarily through its operating cash flow, expansion reserve, capital budget, bank loans, acceleration of receivables, in addition to raising funds in the capital markets through the issuance of debentures (including as back-up for transactions to issue real estate receivables certificates), promissory notes, commercial notes, among other financing sources.

Furthermore, the Company is constantly analyzing the possibility of carrying out new Sales & Lease Back transactions. No such transactions have been carried out in the recent past and they are not deemed a priority in its business plan.

(b) If already disclosed, indicate the acquisition of plants, equipment, patents or other assets that shall materially influence the issuer's production capacity.

On October 14, 2021, the Board of Directors of the Company and of GPA approved the transaction involving the conversion of Extra Hiper stores, operated by GPA, into *cash & carry* stores to be operated under the Assaí brand ("Transaction").

On December 16, 2021, the Company and GPA entered into the "*Contrato de Cessão Onerosa de Direitos de Exploração de Pontos Comerciais e Outras Avenças*", as amended ("Agreement"), governing the onerous transfer to Assaí of the rights to exploit up to 70 commercial points located in various Brazilian states, of which 17 are GPA's own real estate properties and 53 are third-parties' real estate properties, for the aggregate amount of up to R$ 3. 973 million, to be paid by the Company in installments between December 2021 and January 2024.973 million, to be paid by the Company in installments between December, 2021 and January, 2024, adjusted by reference to the variation of the CDI + 1.2% per annum, which may also involve the acquisition by the Company of some equipment existing in the stores.

On December 26, 2022, the Board of Directors of GPA and of the Company confirmed that 4 real estate properties were not subject to the Transaction. As a result, as of December 31, 2022, the Company was in the possession of 66 real estate properties, with an acquisition price adjusted from R$ 3,973 million to R$ 3,928 million.

(c) New products and services, indicating: (i) description of already disclosed ongoing research; (ii) total amounts spent by the issuer in research for the development of new products

or services; (iii) already disclosed projects under development; (iv) total amounts spent by the issuer in the development of new products or services.

Not applicable.

(d) Opportunities included in the issuer's business plan related to ESG issues

- **Environment**

We want to drive prosperity for all people by means of responsible and transparent operations and lower environmental impact. This is the principle guiding our sustainability strategy, as updated in 2023. As a large company of the food trade industry, we innovate in our operations and in how we do business. From farm to fork, we encourage best production and marketing practices with our suppliers and conscious consumption in our stores – thereby reducing our climate impact.

We run a complex operation that involves a large number of suppliers to ensure the best supply for our stores and to meet our consumers' needs. In this connection, we aim at creating strategies to reduce those risks and to make our activities more responsible and suitable for dealing with the climate emergency, developing awareness among our consumer public, including practices and processes that reinforce our commitment beyond compliance with the laws and regulation currently in force.

Among the efforts planned to achieve the climate change target, in addition to improving the implemented technologies related to refrigerant gases, we promoted the migration of our entire store network to the Energy Free Market (or Contracting Free Environment - ACL). Unlike the acquisition conventional model, where supply is made by the *Sistema Interligado Nacional* (National Interconnected System or Grid), the Energy Free Market relies on a competitive negotiation environment that allows the client to negotiate energy acquisition conditions on a more customized basis.

In addition to the financial savings, there is also the environmental benefit of contracting incentivized energy, such as solar, wind, small hydroelectric plants and biomass. Assaí started to migrate its stores to the Free Market in 2019. As of December 31, 2023, 98% of the operations had been converted to the Free Market.

Furthermore, the effort to migrate to the Free Market is also linked to a reduction in diesel oil consumption, since this fuel is used in power generators, which are generally activated in the units at peak times (periods of the day on which the consumption demand is higher). Migrating to the contracting free environment means removing the need to activate generators, resulting in lower diesel consumption and, consequently, lower GHG emissions. With this strategy, in 2023 we avoided the emission of 1,850.65 tCO_2 related to diesel, as compared to the same period of the previous year.

We already have seven stores using energy from solar panels placed on the roofs of parking lots, an effort that promotes the use of non-used areas and increases independence from the local distributor. In addition to reducing the cost of acquisition of electric power and safeguarding against possible water/energy shortage crises, the project contributes to reducing energy costs and greenhouse gas emissions linked to scope 2.

- **Local development**

As Assaí is present in practically the entire national territory, we also want our support to be capitalized, which is why we have also identified the management and close relationship with our suppliers and

entrepreneurs as one of the priority themes for the sustainability of our business, mainly due to the representativeness they have over the products the company sells.
With our expansion strategy, we have ensured national (operating in several states), regional (serving a few states) and local (serving just one city) supply logistics - this approach develops and strengthens suppliers located close to our operations and ensures a lower environmental impact by optimizing and regionalizing the supply of products to our stores.

On this side, we also lead entrepreneurship actions, through the Assaí Academy, a program created in 2017 and later integrated into the activities of the Assaí Institute - which supports micro and small food entrepreneurs with training in business management, development of skills and competencies, as well as financial support to improve their ventures. In 2023, the initiative certified 16,485 entrepreneurs through its segmented courses, and the online platform saw a 51% increase in access, reaching more than 4.1 million compared to 2022.

For more information, see the section the "Environment" of the Company's "2022 Sustainability Report", available in the websites of the CVM (www.cvm.gov.br), B3 (https://www.b3.com.br) and in the Company's IR website (https://ri.assai.com.br/) under the "Annual Reports" tab.

2.11. Comment on other factors that materially influenced the operating performance not identified or commented on in the other items in this section.

- Leverage

The Company's management believes that the net debt to be considered in the leverage ratio should be adjusted by the balance of anticipated receivables and the balance payable on the acquisition of the hypermarket outlets.

In this way, on December 31, 2023, the leverage ratio, represented by the ratio of net debt including discounted receivables and the remaining portion of the acquisition of the hypermarket outlets/EBITDA was 3.8x, a reduction of -0.6x in relation to the indicator on December 31, 2022 (4.4x). This reduction is essentially explained by:

(i) operating cash generation of R$4.6 billion, an increase of 11% over the last 12 months with a significant contribution from the rapid maturing of the new stores; and

(ii) normalization of inventories after the intense pace of expansion in 2022.


-0,6x
4,37x
4,69x
4,25x
4,44x
3,80x
4T22
1T23
2T23
3T23
4T23

Dívida Líquida + Recebíveis Descontados + Saldo a Pagar das Aquisição de Hipermercados / EBITDA Ajustado Pré-IFRS16

Exhibit 6

PROPOSAL FOR ALLOCATION OF NET PROFIT

(As per Annex A of CVM Resolution 81/2022)

1. Inform the net profit for the year

The Company's net profit for the fiscal year ended December 31, 2023 was of BRL 709,785,566.06 (seven hundred and nine million, seven hundred and eighty-five thousand, five hundred and sixty-six reais and six cents).

2. Inform the overall amount and value per share of dividends, including already declared advanced dividends and interest on equity capital

There is no proposal to declare any dividends or interest on equity capital.

3. Inform the distributed percentage of net profit of the year

Not applicable. As a result of the proposal of full allocation of the amount of the net profit of the fiscal year ended December 31, 2023 to the tax incentive reserve, there is no proposal to distribute any percentage of the net profit:

	2023 (BRL)
Net Profit of the Year	**709,785,566.06**
Tax Incentive Reserve	709,785,566.06
Legal Reserve	0.00
Adjusted Net Profit	0.00
Distributed Dividends and Interest on Equity Capital	0.00

According to article 195-A of Law No. 6,404/76 ("Brazilian Corporation Law"), amounts allocated to the tax incentive reserve may be excluded from the calculation basis of the mandatory dividend.

4. Inform the overall amount and value per share of dividends distributed based on profits from previous years

Not applicable, since there is no proposal to distribute any dividends or interest on equity capital based on profits from previous years.

5. Inform, deducting any already declared advanced dividends and interest on equity capital:

a. The gross amount of dividends and interest on equity capital, segregated per share of each type and class

b. The form and term of payment of dividends and interest on equity capital

c. Possible incidence of updates and interest on dividends and interest on equity capital

d. Date of declaration of payment of dividends and of interest on equity capital considered for identification of shareholders entitled to their receipt

Not applicable, since there is no proposal to distribute any dividends or interest on equity capital.

6. If dividends or interest on equity capital have been declared based on profits ascertained in half-year balance sheets or in shorter periods:

a. Inform the amount of already declared dividends or interest on equity capital

b. Inform the date of the relevant payments

Not applicable, since no dividends or interest on equity capital were declared based on profits ascertained in half-year balance sheets or in shorter periods.

7. Provide a comparative table indicating the following values per share of each type and class:

a. Net profit of the year and of the three (3) previous fiscal years

	2023 (BRL)	2022 (BRL)	2021 (BRL)
Net profit per Share (ON)	0.525574	0.905322	1.198020

b. Dividend and interest on equity capital distributed in the previous three (3) fiscal years

Proceeds	2023 (BRL)	2022 (BRL)	2021 (BRL)
Dividends and Interest on Equity Capital per Share (ON)	0.00	0.082246	0.166401

8. If profits are allocated to the legal reserve

a. Identify the amount allocated to the legal reserve

Not applicable, due to the proposal of full allocation of the amount of the net profit of the fiscal year ended December 31, 2023 to the tax incentive reserve.

Since the net profit indicated in item 1 above is lower than the amount of government grants received, the allocation described in 8(b) below is proposed, so that there is no balance of net profit to be allocated to the legal reserve.

b. Detail the manner of calculation of the legal reserve

(In BRL, except percentages)	Fiscal year ended December 31, 2023
Net profit ascertained in the year	709,785,566.06
Allocation to tax incentive reserve	709,785,566.06
Base for distribution of the legal reserve	0.00
Percentage allocated to the legal reserve	0%
Allocation of the legal reserve	0.00

9. If the company has preferred shares entitled to fixed or minimum dividends

a. Describe the manner of calculation of the fixed or minimum dividends

b. Inform whether the profit of the year is sufficient for full payment of the fixed or minimum dividends

c. Identify whether any unpaid installment is cumulative

d. Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable, since the Company does not have preferred shares.

10. With respect to the mandatory dividend

a. Describe the manner of calculation provided for in the bylaws

Pursuant to Article 36, (c), (iii) of the Company's Bylaws, shareholders shall be entitled to receive, in each fiscal year, a mandatory dividend corresponding to 25% of the Company's adjusted net profit, ascertained based on the balance remaining after the deductions and additions provided for in the Brazilian Corporation Law.

b. Inform whether it is being paid in full

Pursuant to Article 195-A of the Brazilian Corporation Law, dividends will not be paid based on the profit ascertained in the fiscal year ended December 31, 2023, since the net profit indicated in item 1 above is lower than the amount of government grants for that year, so that there is no remaining balance for the calculation basis of the mandatory dividend after deduction of the amount allocated to the tax incentive reserve.

c. Inform any withheld amount

Not applicable.

11. In the event of withholding of the mandatory dividend due to the company's financial condition

a. Inform the withholding amount

b. Describe in details the company's financial condition, including aspects related to liquidity analysis, working capital and positive cash flows.

c. Justify the withholding of dividends

Not applicable, since there is no proposal to withhold the mandatory dividend.

12. In the event of allocation of the result to the contingency reserve

a. Identify the amount allocated to the reserve

b. Identify the loss deemed probable and its cause

c. Explain why the loss was deemed probable

d. Justify the constitution of the reserve

Not applicable.

13. In the event of allocation of the result to the unrealized profit reserve

a. Inform the amount allocated to the unrealized profit reserve

b. Inform the nature of the unrealized profits that originated the reserve

Not applicable.

14. In the event of allocation of the result to statutory reserves

a. Describe the statutory clauses providing for the reserve

The Expansion Reserve, described in article 36, paragraph 2nd of the Company's Bylaws, aims at ensuring resources to finance fixed and current capital additional applications and will be formed with up to 100% of the net profit remaining after the allocations referred to in items "i", "ii" and "iii" of item (c) of article 36 of the Bylaws, provided that the total amount of such reserve may not exceed the amount of the Company's capital stock.

b. Identify the amount allocated to the reserve

Not applicable.

c. Describe how the amount was calculated

Not applicable.

15. In the event of withholding of profits provided for in the capital budget

a. Identify the withholding amount

b. Provide a copy of the capital budget

Not applicable.

16. In the event of allocation of profits to the tax incentive reserve

a. Inform the amount allocated to the reserve

The Company's management proposes to allocate the entirety of the net profit ascertained in the fiscal year ended December 31, 2023 to the tax incentive reserve, i.e. BRL 709,785,566.06, as detailed in item 8(b) above.

b. Explain the nature of the allocation

The Company enjoys special tax regimes granted by the States now qualified as investment grants, as provided for in Complementary Law 160/17 and Law 12,973/14. In the year ended December 31, 2023, the Company excluded from the Income Tax (IRPJ) and Social Contribution (CSLL) calculation bases the amount recorded in the tax incentive reserve.

According to the provisions of article 195-A of the Brazilian Corporation Law, upon a proposal of the management bodies the Shareholders' Meeting may allocate to the tax incentive reserve the portion of the net profit resulting from donations or government investment grants, which may be excluded from the calculation basis of the mandatory dividend.

In addition, according to the CVM's understanding contained in Official Letter No. 91/2019/CVM/SEP/GEA-2, dated March 25, 2019, tax incentives should be subtracted from the calculation basis of the legal reserve, as they must be fully allocated to the constitution of the tax incentive reserve.

ASSAÍ
ATACADISTA